Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Capital Corporation

Commission File No. 814-00818

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2018

Sierra Income Corporation

(Exact name of registrant as specified in its charter)

Maryland	0-54650	45-2544432
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

280 Park Ave, 6th Floor East

New York, NY 10017

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (212) 759-0777

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on August 9, 2018, Sierra Income Corporation (“Sierra”), Medley Capital Corporation (“MCC”), and Medley Management Inc. (“Medley”) jointly issued a press release announcing the execution of: (i) an Agreement and Plan of Merger (the “MCC Merger Agreement”) by and between MCC and Sierra, pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the merger (the “MCC Merger”); and (ii) an Agreement and Plan of Merger (the “MDLY Merger Agreement”) by and among Medley, Sierra, and Sierra Management Inc., a wholly-owned subsidiary of Sierra (“Merger Sub”), pursuant to which Medley will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger”). As a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company, will be internalized. A description of the MCC Merger Agreement and the MDLY Merger Agreement is set forth below and is qualified in its entirety by the full text of the MCC Merger Agreement and the MDLY Merger Agreement, which are attached hereto as Exhibits 2.1 and 2.2, respectively. Subject to certain required approvals and other closing conditions, as described above, the parties anticipate that the MCC Merger and the MDLY Merger will close in the fourth quarter of 2018 or the first quarter of 2019.

The MCC Merger Agreement and the MDLY Merger Agreement contain representations and warranties that Sierra, MCC, and Medley, as applicable, have made as of specific dates. Except for its status as a contractual document that establishes and governs the legal relations among the parties with respect to the transactions described therein, neither of the MCC Merger Agreement and the MDLY Merger Agreement is intended to be a source of factual, business or operational information about the parties. The representations and warranties contained in the MCC Merger Agreement and the MDLY Merger Agreement were made only for purposes of those agreements and as of specific dates, may be subject to a contractual standard of materiality different from what an investor or a stockholder might view as material, may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts, and may have been qualified by certain disclosures not reflected in the MCC Merger Agreement and the MDLY Merger Agreement that were made to the other party in connection with the negotiation of the MCC Merger Agreement and the MDLY Merger Agreement and generally were solely for the benefit of the parties to that agreement. Investors or stockholders should read the MCC Merger Agreement and the MDLY Merger Agreement together with the other information concerning Sierra that it files in reports and statements with the Securities and Exchange Commission (the “SEC”).

MCC Merger Agreement

Pursuant to the MCC Merger Agreement, subject to certain conditions described therein, at closing, MCC will merge with and into Sierra, and the separate corporate existence of MCC shall cease. Sierra shall be the surviving company in the MCC Merger and shall continue its existence as a corporation under the laws of the State of Maryland. The MCC Merger will become effective at the time set forth in a certificate of merger to be filed with the Secretary of State of the State of Delaware and articles of merger to be filed with the State Department of Assessments and Taxation for the State of Maryland (the “MCC Merger Effective Time”). Sierra’s board of directors (the “Sierra Board”), including its independent directors, has unanimously approved the MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the MCC Merger Agreement and resolved to submit the MCC Merger Agreement and the matters described therein to the stockholders of Sierra for their approval at a special meeting of Sierra’s stockholders (the “Sierra Stockholder Meeting”).

In the MCC Merger, each share of common stock, par value $0.001 per share, of MCC (“MCC Common Stock”), other than shares of MCC Common Stock held by MCC, Sierra or their respective wholly-owned subsidiaries, will be exchanged for the right to receive 0.805 shares of common stock, par value $0.001 per share, of Sierra (“Sierra Common Stock” and such ratio, the “Exchange Ratio”); provided that cash will be paid in lieu of fractional shares of Sierra Common Stock issuable in the MCC Merger. It is intended that the MCC Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the MCC Merger Agreement shall constitute a “plan of reorganization” for such purposes.

If, between the date of the MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change (excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Sierra), an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

Pursuant to the MCC Merger Agreement, the Sierra Board will review and approve an amendment and restatement of the charter of Sierra (the “Sierra Charter” and, as so amended and restated, the “Amended and Restated Charter”), which Amended and Restated Charter shall be reasonably acceptable to MCC’s board of directors (the “MCC Board”), in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of Sierra, as the surviving company in the MCC Merger, following the MCC Merger Effective Time. Following such approval, the Sierra Board shall submit the Amended and Restated Charter to the stockholders of Sierra for their approval at the Sierra Stockholder Meeting being held to approve the MCC Merger Agreement and related matter. The Sierra Board will review and approve any amendments to, or amendments and restatements of, the bylaws of Sierra (the “Sierra Bylaws”), which shall be reasonably acceptable to the MCC Board, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of Sierra, as the surviving company in the MCC Merger, following the MCC Merger Effective Time. The Sierra Bylaws, as in effect immediately prior to the MCC Merger Effective Time, shall remain the bylaws of Sierra, as the surviving company, until thereafter amended in accordance with applicable law and the terms of such bylaws.

Under the MCC Merger Agreement, Sierra has agreed to take such actions as may be required by the Sierra Charter and Sierra Bylaws in order to appoint the individuals to serve as directors of Sierra, as the surviving company in the MCC Merger, effective as of the MCC Merger Effective Time, which individuals shall consist of the current independent directors of Sierra, one interested director of Sierra and two independent directors of MCC. The identities of the individuals so appointed shall be reflected in the joint proxy statement/prospectus to be provided to Sierra and MCC stockholders. The officers of Sierra, as the surviving company in the MCC Merger, shall be as designated and appointed by the Sierra Board prior to the MCC Merger Effective Time.

The MCC Merger Agreement contains: (a) representations and warranties from MCC to Sierra, including representations and warranties relating to, among others: corporate organization, capitalization, corporate authority, absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, broker’s fees, absence of certain changes and events, legal proceedings, taxes and tax returns, compliance with applicable law, material contracts, matters relating to MCC’s investments and MCC’s ownership thereof, property, intellectual property, state takeover laws, the fairness opinion received by the special committee of the MCC Board, MCC information to be provided for inclusion in the joint proxy statement/prospectus, insurance, environmental matters, and MCC’s knowledge regarding reorganization and approval matters; (b) representations and warranties from Sierra to MCC, including representations and warranties relating to, among others: corporate organization, capitalization, corporate authority, absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, broker’s fees, absence of certain changes and events, legal proceedings, taxes and tax returns, compliance with applicable law, material contracts, matters relating to Sierra’s investments and ownership thereof, property, intellectual property, state takeover laws, the fairness opinion received by the special committee of the Sierra Board, Sierra information to be provided for inclusion in the joint proxy statement/prospectus, insurance, environmental matters, and Sierra’s knowledge regarding reorganization and approval matters; (c) covenants of MCC, including to the effect that, until the MCC Merger is completed, MCC will, and will cause its subsidiaries to, conduct its business in the ordinary course, use commercially reasonable efforts to maintain and preserve intact MCC’s business organization and advantageous relationships, retain its key officers and employees, take no action that would be reasonably expected to adversely affect or materially delay the ability of MCC to obtain any required governmental approvals or to perform its obligations under the MCC Merger Agreement and to consummate the MCC Merger, and to forbear from taking certain material actions; (d) covenants of Sierra, including to the effect that, until the MCC Merger is completed, Sierra will, and will cause its subsidiaries to, conduct its business in the ordinary course, use commercially reasonable efforts to maintain and preserve intact Sierra’s business organization and advantageous relationships, retain its key officers and employees, and take no action that would be reasonably expected to adversely affect or materially delay the ability of Sierra to obtain any required governmental approvals or to perform its obligations under the MCC Merger Agreement and to consummate the MCC Merger, and forbear from taking certain material actions; (e) mutual covenants to cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the MCC Merger, including, among others, (i) filing a registration statement on Form N-14 (the “Form N-14 Registration Statement”) with the SEC and mailing of a joint proxy statement/prospectus to solicit approval of MCC’s stockholders and Sierra’s stockholders for the MCC Merger and related matters; (ii) if applicable, filing a notification and report form with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”) as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, amended (the “HSR Act”); and (iii) submitting an application to the Staff of the Division of Investment Management of the SEC seeking an exemptive order from the SEC granting relief to Sierra, MCC and Medley from Sections 12(d)(3), 57(a) and 60 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 17d-1 thereunder to the extent necessary to permit the MCC Merger and the MDLY Merger and to permit Sierra to operate as an internally managed business development company following the MCC Merger Effective Time (the “SEC Exemptive Relief”), and (f) certain other covenants, including covenants regarding access to information filing of required periodic reports, seeking MCC and Sierra stockholder approval, limitations on the Sierra Board and the MCC Board changing their recommendation to their respective stockholders, listing of Sierra Common Stock on the New York Stock Exchange (the “NYSE”) and the Tel Aviv Stock Exchange (the “TASE”), post-closing indemnification of officers and directors of MCC, non-solicitation of competing offers from third parties, taking steps necessary for existing indebtedness of MCC and Sierra to remain outstanding and/or be consolidated, the cessation of MCC’s dividend reinvestment plan as it relates to the issuance of MCC Common Stock, the suspension of Sierra’s stock repurchase program, and certain other covenants relating to state takeover statutes, outstanding litigation, waivers of or amendments to the MDLY Merger Agreement and repayment of amounts owed to MCC’s investment adviser as of the MCC Merger Effective Time.

The obligations of the parties to complete the MCC Merger are subject to certain conditions, including: (a) the receipt of Sierra stockholder approval and MCC stockholder approval; (b) the Form N-14 Registration Statement having been declared effective and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued or threatened; (c) the outstanding Sierra Common Stock, and the Sierra Common Stock to be issued in the MCC Merger and in the MDLY Merger, shall be authorized for listing on the NYSE, subject to official notice of issuance; (d) the SEC Exemptive Relief shall have been granted and be in full force and effect as of the closing date; (e) MCC shall have obtained from the Small Business Administration (“SBA”) such approvals as may be necessary for all the debentures issued by Medley SBIC LP, a wholly-owned subsidiary of MCC, to the SBA to remain outstanding in accordance with their terms following the MCC Merger Effective Time; (f) Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Sierra Common Stock in the MCC Merger; (g) no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MCC Merger or any of the other transactions contemplated by the MCC Merger Agreement shall be in effect; (h) any applicable waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated; (i) each of the conditions to closing under the MDLY Merger Agreement shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the MCC Merger; (j) Sierra and MCC Advisors LLC shall have executed and delivered a new investment advisory agreement, to be effective as of the MCC Merger Effective Time, and such agreement shall have been approved by the Sierra Board and received requisite Sierra stockholder approval, each in accordance with all applicable requirements of Section 15 of the Investment Company Act; (k) each of Sierra and MCC shall have executed termination agreements terminating their respective existing investment management agreements, effective as of the closing date; (l) Sierra or MCC, as the case may be, shall have obtained certain third party consents and approvals relating to joint venture arrangements; (m) certain consents relating private funds and managed accounts shall have been obtained by Medley in connection with the MDLY Merger Agreement; (n) the SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, be treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of Sierra; (o) there shall be no pending suit, action or proceeding by any governmental entity challenging the MCC Merger and related transactions or seeking to impose significant restrictions on Sierra, as the surviving company; (p) the parties shall have received a legal opinion from Eversheds (US) LLP (or such other counsel as may be reasonably satisfactory to the parties) regarding qualification of the MCC Merger as a reorganization within the meaning of Section 368(a) of the Code; and (q) Seth Taube shall have resigned from the Sierra Board.

In addition to the foregoing mutual conditions to closing, (a) Sierra’s obligation to consummate the MCC Merger is further conditioned upon (i) the accuracy of the representations and warranties of MCC (subject to the interpretive standards set forth in the MCC Merger Agreement), (ii) the performance by MCC, in all material respects, of its covenants and obligations under the MCC Merger Agreement, (iii) MCC shall have delivered to Sierra fully executed copies of all consents and approvals required in order to keep MCC’s existing debt documents (and the amounts outstanding thereunder), other than those relating to MCC’s existing revolving credit facility and term loan, in full force and effect in accordance with their terms as of the date of the MCC Merger Agreement without any breach or violation thereof, and (iv) MCC shall have complied with its obligation to make a final dividend if necessary to comply with applicable tax law, and (b) MCC’s obligation to consummate the MCC Merger is further conditioned upon (i) the accuracy of the representations and warranties of Sierra (subject to the interpretive standards set forth in the MCC Merger Agreement), (ii) the performance by Sierra, in all material respects (or, in the case of Sierra’s obligation to not amend or waive the terms of the MDLY Merger Agreement in a manner adverse to the MCC stockholders, in all respects), of its covenants and obligations under the MCC Merger Agreement, (iii) Sierra shall have suspended all share repurchase programs or offers to repurchase, and (iv) Sierra shall (A) have taken all actions, and executed all documents, reasonably required of Sierra by MCC’s existing debt documents, other than those relating to MCC’s existing revolving credit facility and term loan (which will be consolidated with Sierra’s existing facility), in order to keep the MCC debt documents in full force and effect in accordance with their terms as of the date of the MCC Merger Agreement without any breach or violation thereof and to keep amounts outstanding thereunder immediately after the MCC Merger Effective Time; (B) entered into amended and restated loan documents and taken such other actions as may be required in order to assume the obligations under the MCC revolving loan documents and the MCC term loan documents and to keep such amounts outstanding as of the MCC Merger Effective Time; and (C) Sierra shall have taken all actions, and executed all documents, reasonably required of Sierra in order to keep the indebtedness represented by Sierra’s debt documents outstanding and the Sierra debt documents in full force and effect in accordance with their terms as of the date of the MCC Merger Agreement without any breach or violation thereof.

Sierra and MCC have the right to terminate the MCC Merger Agreement under certain circumstances, including (subject to certain limitations set forth in the MCC Merger Agreement): (a) by mutual written agreement of each party; or (b) by either Sierra or MCC if: (i) any governmental entity whose consent or approval is a condition to closing set forth in Section 8.1 of the MCC Merger Agreement has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the MCC Merger Agreement; (ii) the MCC Merger has not closed on or prior to March 31, 2019; (iii) if the requisite approval of Sierra stockholders or MCC stockholders is not obtained at a special meeting of MCC’s stockholders or Sierra Stockholder Meeting at which a vote on the MCC Merger and related transactions is taken; (iv) if the MDLY Merger Agreement is terminated; or (v) there is a material breach of any covenant, agreement, representation or warranty by the other party that is not cured prior to the date of the closing of the MCC Merger, subject to the notice period set forth in the MCC Merger Agreement.

Sierra may also terminate the MCC Merger Agreement in the event (i) the MCC Board has made an adverse recommendation change regarding approval of the MCC Merger and other matters to be voted on by MCC stockholders, (ii) the MCC Board shall have approved or authorized MCC or any of its subsidiaries to enter into an agreement with a third party relating to a merger or other acquisition transaction involving MCC, or (iii) MCC fails to include the MCC Board recommendation in favor of the MCC Merger and related matters in the joint proxy statement/prospectus. Sierra may also terminate the MCC Merger Agreement in the event that, in connection with the receipt by Sierra of a “superior proposal” from a third party, the Sierra Board desires to change its recommendation of the MCC Merger and related matters or desires to accept such superior proposal, in each case subject to certain procedural requirements set forth in the MCC Merger Agreement.

MCC may also terminate the MCC Merger Agreement if (i) the Sierra Board has made an adverse recommendation change regarding approval of the MCC Merger and other matters to be voted on by Sierra stockholders, (ii) the Sierra Board shall have approved or authorized Sierra or any of its subsidiaries to enter into an agreement with a third party relating to a merger or other acquisition transaction involving Sierra, or (iii) Sierra fails to include the Sierra Board recommendation in favor of the MCC Merger and related matters in the joint proxy statement/prospectus. MCC may also terminate the MCC Merger Agreement if, in connection with the receipt by MCC of a “superior proposal” from a third party, the MCC Board desires to change its recommendation of the MCC Merger and related matters or desires to accept such superior proposal, in each case subject to certain procedural requirements set forth in the MCC Merger Agreement.

Under the Merger Agreement, either party may be obligated to pay the other party a termination fee of $6,000,000 in cash (the “MCC Merger Termination Fee”). Generally, those circumstances relate to a party’s right to terminate the MCC Merger Agreement in connection with an “adverse recommendation change” by the Sierra Board or the MCC Board, as applicable, or the acceptance by Sierra or MCC, as applicable, of a superior proposal. In no event will a party have an obligation to pay a MCC Merger Termination Fee more than once.

MDLY Merger Agreement

Pursuant to the MDLY Merger Agreement, subject to certain conditions described therein, at closing, Medley will merge with and into Merger Sub, and the separate corporate existence of Medley shall cease. Merger Sub shall be the surviving company in the MDLY Merger and shall continue its existence as a corporation under the laws of the State of Delaware. The MDLY Merger will become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later date and time as is specified in such certificate of merger (the “MDLY Merger Effective Time”). The Sierra Board, including its independent directors, and Merger Sub’s board of directors each unanimously approved the MDLY Merger Agreement and the transactions contemplated thereunder, including the MDLY Merger, upon the terms and subject to the conditions and limitations set forth in the MDLY Merger Agreement and resolved to submit the MDLY Merger Agreement and the matters described therein to the stockholders of Sierra for their approval at the Sierra Stockholder Meeting.

In the MDLY Merger, each share of Class A Common Stock, par value $0.01 per share, of Medley (“Class A Common Stock”), issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares (as defined and discussed below) and shares of Class A Common Stock held by Medley, Sierra or their respective wholly-owned subsidiaries, will be exchanged for (i) 0.3836 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share; plus (iii) the First Special Dividend Shortfall (as defined and discussed below), if any and if applicable; plus (iv) the Second Dividend Shortfall (as defined and discussed below), if any and if applicable.

Under the MDLY Merger Agreement, (a) Medley shall cause Medley LLC to declare a dividend to all holders of limited liability company units of Medley LLC (“Medley LLC Units”), including Medley, in an amount equal to the lesser of (i) $0.35 per Medley LLC Unit, and (ii) the maximum dividend per Medley LLC Unit that Medley LLC may make based on its available cash at the time of such declaration of such dividend, and (b) the Medley Board shall declare a dividend to all holders of shares of Class A Common Stock in an amount per share equal to the lesser of (i) $0.35 per share of Class A Common Stock, and (ii) the maximum dividend per share of Class A Common Stock that Medley may make based on its available cash at the time of declaration of such dividend (collectively, the “First Special Dividend”) with the amounts payable in respect of each Unit and each share of Class A Common Stock in all events being equal, and (b) the Medley Board will declare prior to the MDLY Merger Effective Time, and pay after the MDLY Merger Effective Time, a dividend (the “Second Special Dividend”) in an amount equal to the lesser of (i) $0.30 per share of Class A Common Stock and (ii) the maximum dividend per share of Class A Common Stock that Medley may make based on its available cash at the time of declaration of such dividend.

The record date for determining the holders of Medley LLC Units or shares of Class A Common Stock entitled to payment of the First Special Dividend shall be the close of business on the second business day immediately preceding the closing date and the First Special Dividend shall be paid (either by Medley LLC or Medley, but without duplication as to the recipients thereof) on the business day immediately prior to the Closing Date. Holders of Medley restricted stock units will receive dividend equivalent rights with respect to the First Special Dividend in accordance with the terms of the Medley 2014 Omnibus Incentive Plan and the related restricted stock unit award agreements. The record date for determining the holders of shares of Class A Common Stock entitled to payment of the Second Special Dividend shall be the close of business on the business day immediately preceding the Closing Date and the Second Special Dividend shall be payable on the business day immediately following the Closing Date.

In the event the First Special Dividend is less than $0.35 per share, the holders of Medley LLC Units and Class A Common Stock issued and outstanding on the record date for the First Special Dividend and certain Medley restricted stock units issued and outstanding on the payment date for the First Special Dividend (and, in each case, who hold Class A Common Stock issued and outstanding immediately preceding the MDLY Merger Effective Time) shall, as part of the consideration to be paid in the MDLY Merger, be entitled to a cash payment in an amount equal to the difference between $0.35 per share and the actual per-share amount of the First Special Dividend (the “First Special Dividend Shortfall”). In the event the Second Special Dividend is less than $0.30 per share, the holders of Class A Common Stock issued and outstanding on the record date for the Second Special Dividend (and who hold Class A Common Stock immediately preceding the MDLY Merger Effective Time) shall, as part of the consideration to be paid in the MDLY Merger, be entitled to a cash payment in an amount equal to the difference between $0.30 per share and the actual per-share amount of the Second Special Dividend (the “Second Special Dividend Shortfall”). The shares of Sierra Common Stock to be issued in the MDLY Merger, together with the cash to be paid in lieu of fractional shares, the cash payment per share of Class A Common Stock, the First Special Dividend Shortfall (if any) and the Second Special Dividend Shortfall (if any) are referred to collectively as the “MDLY Merger Consideration”.

The net effect of the provisions in the MDLY Merger Agreement and related agreements relating to the First Special Dividend and the Second Special Dividend is that holders of Class A Common Stock will receive $0.65 per share in cash dividends (or additional merger consideration) and the holders of Medley LLC Units, Medley Restricted Units and MDLY RSUs will receive $0.35 per share (or equivalent) in cash dividends dividend equivalents, or additional merger consideration.

Also in the MDLY Merger, each share of Class B common stock, par value $0.01 per share, of Medley (“Class B Common Stock”), other than Dissenting Shares, issued and outstanding immediately prior to the MDLY Merger Effective Time shall be cancelled and shall cease to exist and no MDLY Merger Consideration or other amounts or consideration shall be delivered in exchange therefor.

The MDLY Merger Agreement provides that Medley will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units held by members of Medley LLC, other than Medley, issued and outstanding immediately prior to the MDLY Merger Effective Time to be converted into shares of Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the existing Exchange Agreement between Medley and the holders of Medley LLC Units (the “Exchange Agreement”). In addition, each restricted Medley LLC Unit outstanding and not previously forfeited (collectively, the “Medley LLC Restricted Units”) shall become fully vested, all restrictions with respect to such Medley LLC Restricted Units shall lapse and the resulting Medley LLC Units shall be exchanged for Class A Common Stock in accordance with the Exchange Agreement immediately prior to the MDLY Merger Effective Time. All Class A Common Stock resulting from the exchange of Medley LLC Units (other than Medley LLC Units that immediately prior to the MDLY Merger Effective Time represented Medley LLC Restricted Units) shall participate in the MDLY Merger on the same terms applicable to all other shares of Class A Common Stock, other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.  All Class A Common Stock resulting from the exchange of Medley LLC Units that immediately prior to the MDLY Merger Effective Time represented Medley LLC Restricted Units shall participate in the MDLY Merger on the same terms applicable to all other shares of Class A Common Stock, other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.

Also as of the MDLY Merger Effective Time, each restricted stock unit of Medley outstanding and not previously forfeited under the Medley 2014 Omnibus Incentive Plan (collectively, the “MDLY RSUs”), other than MDLY RSUs held by non-management directors of Medley, shall be converted into 0.8532 restricted stock units under an incentive plan to be adopted by Sierra (the “Sierra Incentive Plan”) prior to the MDLY Merger Effective Time (the “Sierra RSUs”). Each Sierra RSU (or portion thereof) into which a MDLY RSU will be converted shall have identical terms as it relates to vesting and forfeiture. In addition, as of immediately prior to the MDLY Merger Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the Medley 2014 Omnibus Incentive Plan held by non-management directors of Medley shall lapse and the relevant MDLY RSU will be converted into a share of Class A Common Stock that shall participate in the MDLY Merger on the same basis as the other individual holders of shares of Class A Common Stock, except that such shares of Class A Common Stock shall not be entitled to receive the Second Special Dividend or the Second Special Dividend Shortfall.

If, between the date of the MDLY Merger Agreement and the MDLY Merger Effective Time, the outstanding shares of Sierra Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change (excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Sierra), an appropriate and proportionate adjustment shall be made to the number of shares of Sierra Common Stock to be issued in the MDLY Merger.It is intended that the MDLY Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that the MDLY Merger Agreement shall constitute a “plan of reorganization” for such purposes.

The Merger Sub certificate of incorporation (the “Merger Sub Charter”) and bylaws (the “Merger Sub Bylaws”), as in effect immediately prior to the MDLY Merger Effective Time, shall remain the certificate of incorporation and bylaws of the surviving company in the MDLY Merger, until thereafter amended in accordance with applicable law and the terms of the Merger Sub Chater or Merger Sub Bylaws. Under the MDLY Merger Agreement, the officers and directors of Merger Sub immediately prior to the MDLY Merger Effective Time shall be the officers and directors the surviving company in the MDLY Merger, from and after the MDLY Merger Effective Time until their respective successors have been duly elected or until their respective death, resignation or removal in accordance with applicable law and the Merger Sub organizational documents.

Promptly following the date of the MDLY Merger Agreement, the Sierra Board will approve the Amended and Restated Charter, which Amended and Restated Charter shall be reasonably acceptable to the Medley Board, including the special committee of the Medley Board, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of Sierra, as the surviving company in the MCC Merger, following the MDLY Merger Effective Time. Following such approval, the Sierra Board shall submit the Amended and Restated Charter to the stockholders of Sierra for their approval at the Sierra Stockholder Meeting. Following the date of the MDLY Merger Agreement, the Sierra Board will review and approve any amendments to, or amendments and restatements of, the Sierra Bylaws, which shall be reasonably acceptable to the Medley Board, including the special committee of the Medley Board, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of Sierra, as the surviving company in the MCC Merger, following the MDLY Merger Effective Time. The Sierra Bylaws, as in effect immediately prior to the MDLY Merger Effective Time, shall remain the bylaws of Sierra, as the surviving company in the MCC Merger, until thereafter amended in accordance with applicable law and the terms of such bylaws.

Shares of Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time that are held by a holder who has not voted in favor of the MDLY Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the Delaware General Corporation Law (the “DGCL” and such shares, the “Dissenting Shares”), until such time as such holder effectively withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares (at which time such shares shall cease to be Dissenting Shares), shall not be converted into or represent the right to receive the MDLY Merger Consideration, but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the MDLY Merger Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal under the DGCL. If any Dissenting Shares shall lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing such holder’s appraisal rights under the DGCL with respect to such shares), then, as of the later of the MDLY Merger Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the MDLY Merger Effective Time into the right to receive the applicable MDLY Merger Consideration, without interest, and shall not thereafter be deemed to be Dissenting Shares.

The MDLY Merger Agreement contains: (a) representations and warranties from Medley to Sierra, including representations and warranties relating to, among others: corporate organization, capitalization, corporate authority, absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, broker’s fees, absence of certain changes and events, legal proceedings, taxes and tax returns, compliance with applicable law, material contracts, property, intellectual property, state takeover laws, the fairness opinion received by the special committee of the Medley Board and the fairness opinion received by the Medley Board, Medley information to be provided for inclusion in the joint proxy statement/prospectus, insurance, environmental matters, employee benefit plans, other employment matters, related party transactions, investment advisor matters, and broker dealer matters; (b) representations and warranties from Sierra to Medley, including representations and warranties relating to, among others: corporate organization, capitalization, corporate authority, absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, broker’s fees, absence of certain changes and events, legal proceedings, taxes and tax returns, compliance with applicable law, material contracts, matters relating to Sierra’s investments and ownership thereof, property, intellectual property, state takeover laws, the fairness opinion received by the special committee of the Sierra Board, Sierra information to be provided for inclusion in the joint proxy statement/prospectus, insurance, environmental matters, absence of financing condition and Section 15(f) of the Investment Company Act of 1940; (c) covenants of Medley, including covenants to the effect that, prior to the MDLY Merger Effective Time or the earlier termination of the MDLY Merger Agreement, Medley will, and will cause its subsidiaries to, conduct its business in the ordinary course, use commercially reasonable efforts to maintain and preserve intact Medley’s business organization and relationships and retain its key officers and key employees, to take no action that is intended to or would be reasonably expected to adversely affect or materially delay the ability of Medley or Sierra to obtain any required governmental approvals required for the transactions contemplated by the MDLY Merger Agreement or to perform its obligations under the MDLY Merger Agreement or to consummate the MDLY Merger, and to forbear from taking certain material actions without the prior written consent of Sierra; (d) covenants of Sierra, including covenants to the effect that, prior to the MDLY Merger Effective Time or the earlier termination of the MDLY Merger Agreement, Sierra will, and will cause its subsidiaries to, conduct its business in the ordinary course, use commercially reasonable efforts to maintain and preserve intact Sierra’s business organization and relationships and retain its key officers and key employees, and to take no action that would be reasonably expected to adversely affect or materially delay the ability of Sierra or Medley to obtain any required governmental approvals required for the transactions contemplated by the MDLY Merger Agreement or to perform its obligations under the MDLY Merger Agreement or to consummate the MDLY Merger, and to forbear from taking certain material actions without the prior written consent of Medley; (e) mutual covenants cooperate with each other and to use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the MDLY Merger, including, among others; (i) filing the the Form N-14 Registration Statement and a Schedule 13E-3 with the SEC and mail a joint proxy statement/prospectus to solicit approval of Medley’s stockholders and Sierra’s stockholders for the MDLY Merger and related matters; (ii) if applicable, filing a notification and report form with the FTC and the DOJ as required by the HSR Act and cooperating and coordinating in connection therewith and supplying requested information and taking such other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the Merger as soon as practicable; and (iii) submitting an application to the Staff of the Division of Investment Management of the SEC seeking the SEC Exemptive Relief; and (f) certain other covenants, including covenants regarding access to information, filing of periodic reports, seeking Medley and Sierra stockholder approval, seeking approval of listing of Sierra Common Stock (including shares of Sierra Common Stock to be issued in the MDLY Merger and the MCC Merger) on the NYSE and the Tel Aviv Stock Exchange, conversion of Medley LLC Units to Class A Common Stock, post-closing indemnification of officers and directors of MDLY and acquiring directors’ and officers’ insurance, taking actions to cause dispositions of Class A Common Stock (or conversion of related derivative securities) in connection with the MDLY Merger to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, to the extent permitted thereunder, non-solicitation of competing offers from third parties and restrictions on changing board recommendations relating to the Merger and related matters, subject to specified exceptions, , taking steps necessary to terminate or continue existing indebtedness of Medley, and certain other covenants relating to state takeover statutes, litigation, compliance with Section 15(f) of the Investment Company Act, entering into employment agreements with specified executives and adoption of the Sierra Incentive Plan prior to closing, waivers of, or amendments to, the MCC Merger Agreement and repayment of amounts owed to Sierra’s investment adviser.

The obligations of the parties to complete the MDLY Merger are subject to certain conditions, including: (a) the receipt of the affirmative vote of the holders of a majority of the outstanding shares of Sierra Common Stock entitled to vote at the meeting at which the Merger and related matters are voted upon, and receipt of theaffirmative vote of the holders of a majority of the voting power of the outstanding shares of Medley Common Stock entitled to vote at the meeting at which the Merger and related matters are voted upon ; (b) the Form N-14 Registration Statement having been declared effective and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceeding therefor initiated or threatened by the SEC; (c) the outstanding Sierra Common Stock and the Sierra Common Stock to be issued in the MDLY Merger and in the MCC Merger shall be authorized for listing on the NYSE, subject to official notice of issuance; (d) the SEC Exemptive Relief shall have been granted and be in full force and effect as of the closing date; (e) Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Sierra Common Stock in the MDLY Merger; (f) no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MDLY Merger or any of the other transactions contemplated by the MDLY Merger Agreement shall be in effect; (g) any applicable waiting period (and any extension thereof) applicable to the MDLY Merger under the HSR Act shall have expired or been terminated; (h) on (and not sooner than) the Closing Date, all issued and outstanding Medley LLC Units (including Medley LLC Restricted Units that have vested) other than Medley LLC Units held by Medley, shall have been converted into Class A Common Stock in accordance with the exchange agreement in effect between Medley and the holders of Medley LLC Units ; (i) the agreement providing for the termination of the existing tax receivable agreement (described below) shall have been executed and be in full force and effect; (j) each of the conditions to closing under the MCC Merger Agreement shall have been satisfied or appropriately waived, and the MCC Merger shall be consummated simultaneously with the MDLY Merger; (k) Medley shall have obtained written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing sixty-five percent (65%) of Medley’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018; (l) the SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, be treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of Sierra; (m) there shall be no pending suit, action or proceeding by any governmental entity (i) challenging the acquisition by Sierra of any Medley common stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by the MDLY Merger Agreement or seeking to obtain from Medley or Sierra any damages that are material in relation to Medley and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of Medley or its subsidiaries; and (o) the parties shall have received Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties) a legal opinion, dated as of the closing date, regarding qualification of the MDLY Merger as a reorganization within the meaning of Section 368(a) of the Code.

In addition to the foregoing mutual conditions to closing, (a) Sierra’s obligation to consummate the MDLY Merger are further conditioned upon (i) the accuracy of the representations and warranties of Medley (subject to the interpretive standards set forth in the MDLY Merger Agreement), (ii) the performance by Medley, in all material respects, of its obligations under the MDLY Merger Agreement, (iii) Medley shall have delivered to Sierra fully executed copies of all consents and approvals required under Medley LLC’s existing debt documents, other than those relating to Medley’s credit facility with City National Bank (which shall be terminated at closing), in order to keep the indebtedness outstanding thereunder and such debt documents in full force and effect in accordance with their terms as of the date of the MDLY Merger Agreement without any breach or violation thereof, and (iv) specified executives shall have entered into employment agreements, effective at the MDLY Merger Effective Time, on terms set forth in the MDLY Merger Agreement, and (b) Medley’s obligation to consummate the MDLY Merger are further conditioned upon (i) the accuracy of the representations and warranties of Sierra (subject to the interpretive standards set forth in the MDLY Merger Agreement), (ii) the performance by Sierra, in all material respects (or, in the case of Sierra’s obligation to not amend or waive the terms of the MDLY Merger Agreement in a manner adverse to the MCC stockholders, in all respects), of its obligations under the MDLY Merger Agreement, and (iii) Sierra shall (A) have taken all actions, and executed all documents, reasonably required of Sierra by the holders of indebtedness under Medley LLC’s existing debt documents, other than those relating to Medley LLC’s credit facility with City National Bank, in order to keep such indebtedness outstanding and such debt documents in full force and effect in accordance with their terms as of the date of the MDLY Merger Agreement without any breach or violation thereof and to keep amounts outstanding thereunder immediately after the MDLY Merger Effective Time; and (B) have taken all actions, and executed all documents, reasonably required of Sierra in order to keep the indebtedness represented by Sierra’s debt documents outstanding and the Sierra debt documents in full force and effect in accordance with their terms as of the date of the MDLY Merger Agreement without any breach or violation thereof.

Sierra and Medley have the right to terminate the MDLY Merger Agreement under certain circumstances, including (a) by mutual written agreement of each party; or (b) by either Sierra or Medley if: (i) any governmental entity whose consent or approval is a condition to closing set forth in Section 8.1 of the MDLY Merger Agreement has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the MDLY Merger Agreement; (ii) the MDLY Merger has not closed on or prior to March 31, 2019 (provided that the failure of the MDLY Merger to close by such date is not due to the failure of the party seeking to terminate the MDLY Merger Agreement to comply with its obligations thereunder and provided that the party seeking to terminate the MDLY Merger Agreement is not then in material breach of any representation, warranty, covenant or other agreement and such breach has caused or resulted in the failure of the closing to occur by such date); (iii) if the requisite approval of Sierra stockholders or Medley stockholders is not obtained at a meeting at which a vote on the MDLY Merger and related transactions is taken, (iv) if the MCC Merger Agreement is terminated; or (v) there is a breach of any covenants, agreements, representations or warranties by the other party that would result in a failure of certain closing conditions and is not cured within thirty days following written notice thereof or by its nature cannot be cured within such time period.

Sierra may also terminate the MDLY Merger Agreement in the event (i) the Medley Board has made an adverse recommendation change prior to receipt of the requisite approval of the Medley stockholders (and such termination occurs within 10 business days of such adverse recommendation change), (ii) the Medley Board shall have approved or authorized Medley or any of its subsidiaries to enter into an agreement with a third party relating to certain mergers or other acquisition transactions involving Medley, or (iii) Medley fails to include the Medley Board recommendation in favor of the MDLY Merger and related matters in the joint proxy statement/prospectus. Sierra may also terminate the MDLY Merger Agreement in the event the Sierra Board changes its recommendation of the MDLY Merger and related matters or to accept a “superior proposal” from a third party, in each case subject to certain procedural requirements set forth in the MDLY Merger Agreement.

Medley may also terminate the MDLY Merger Agreement in the event (i) the Sierra Board has made an adverse recommendation change prior to receipt of the requisite approval of the Sierra stockholders (and such termination occurs within 10 business days of such adverse recommendation change), (ii) the Sierra Board shall have approved or authorized Sierra or any of its subsidiaries to enter into an agreement with a third party relating to certain mergers or other acquisition transactions involving Sierra, or (iii) Sierra fails to include the Sierra Board recommendation in favor of the MDLY Merger and related matters in the joint proxy statement/prospectus. Medley may also terminate the MDLY Merger Agreement in the event Medley’s board of directors changes its recommendation of the MDLY Merger and related matters or to accept a “superior proposal” from a third party, in each case subject to certain procedural requirements set forth in the MDLY Merger Agreement.

In certain circumstances, either party may be obligated to pay the other party a termination fee of $5,350,000 in cash (the “MDLY Merger Termination Fee”). Generally, those circumstances relate to a party’s right to terminate the MDLY Merger Agreement in connection with an “adverse recommendation change” by the Sierra Board or the Medley Board, as applicable, and the acceptance by Sierra or Medley, as applicable, of a superior proposal. In addition, either party may be obligated to pay the MDLY Merger Termination Fee if the MDLY Merger Agreement is terminated because the stockholders of such party vote on, but do not approve, the MDLY Merger and related matters and thereafter such party (i.e., whichever party’s stockholders did not approve the MDLY Merger and related matters) consummates a significant corporate transaction with a third party within 12 months of such termination, subject to the conditions described in the MDLY Merger Agreement regarding receipt of a competing proposal from a third party prior to such stockholder meeting and the consummation of the subsequent transaction with such third party. In no event will a party have an obligation to pay a MDLY Merger Termination Fee more than once.

In connection with the MDLY Merger Agreement, Medley, Medley LLC, Medley Group LLC, the holders of Medley LLC Units and Sierra entered into a Termination, Waiver and Lockup Agreement pursuant to which the relevant parties agreed that (i) the existing tax receivable agreement between Medley and holders of Medley LLC Units (other than Medley) will be terminated, effective as of the MDLY Merger Effective Time; (ii) the existing registration rights agreement between Medley, Medley Group LLC and holders of Medley LLC Units (other than Medley) will be terminated, effective as of the MDLY Merger Effective Time; (iii) the holders of Medley LLC Units (other than Medley) and waived any right they may have to sell or exchange Medley LLC Units except as contemplated by the MDLY Merger Agreement, (iv) holders of Medley LLC Units agreed to not sell the shares of Sierra Common Stock to be received by them in connection with the MDLY Merger for one year from the MDLY Merger Effective Date, subject to certain exceptions specified therein, and (v) the parties agreed to mutual releases with respect to the exchange agreement, tax receivable agreement and the registration rights agreement.

In addition, also in connection with the MDLY Merger Agreement, parties to existing Unit Award Agreements relating to Medley LLC Restricted Units entered into amendments of such agreements in order to reflect provisions in such agreements that are consistent with the treatment set forth in the MDLY Merger Agreement.

Item 8.01	Other Events.

In connection with the proposed mergers described herein, the Sierra Board has ended Sierra’s share repurchase program.

***********

No Offer or Solicitation

The information in this communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transactions, Sierra intends to file with the SEC and mail to its stockholders a Registration Statement on Form N-14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14A (collectively, the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www.sec.gov and from Sierra’s website (www.sierraincomecorp.com), MCC’s website (www.medleycapitalcorp.com), or Medley’s website (www.mdly.com). Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212-759-0777.

Participants in the Potential Solicitation

Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions. Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14, 2018 (the “Sierra 2018 Proxy Statement”). Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21, 2017 (the “MCC 2018 Proxy Statement”). Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31, 2017 on Form 10-K filed with the SEC on March 29, 2018 (the “Medley 2017 10-K”). To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transactions. Such forward-looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward-looking statements on or following the date hereof. Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this material or similar oral statements for purposes of the U.S. federal securities laws or otherwise. Because forward-looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the SEC, and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley; Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto; certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third-party advisory clients of Medley; and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful. Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future; (vii) the ability of Medley to grow its fee earning assets under management; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions;  and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q. The forward- looking statements in this press release represent Sierra’s, MCC’s and Medley’s views as of the date of hereof. Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change. However, while they may elect to update these forward-looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material.

Item 9.01	Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of August 9, 2018, by and between Medley Capital Corporation and Sierra Income Corporation
2.2	Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2018		SIERRA INCOME CORPORATION

	By:	/s/ Richard T. Allorto, Jr.
	Name:	Richard T. Allorto, Jr.
	Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and between

MEDLEY CAPITAL CORPORATION

and

SIERRA INCOME CORPORATION

DATED AS OF AUGUST 9, 2018

TABLE OF CONTENTS

ARTICLE I DEFINED TERMS		2

1.1	Defined Terms	2

ARTICLE II THE MERGER		12

2.1	The Merger	12

2.2	Effective Time	12

2.3	Effects of the Merger	12

2.4	Conversion of Stock	12

2.5	Articles of Incorporation and Bylaws of the Surviving Company	13

2.6	Directors and Officers	13

2.7	Tax Consequences	13

ARTICLE III CLOSING; DELIVERY OF MERGER CONSIDERATION		14

3.1	Closing	14

3.2	Exchange Agent	14

3.3	Deposit of Merger Consideration	14

3.4	Delivery of Merger Consideration	14

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MCC		17

4.1	Corporate Organization	17

4.2	Capitalization	18

4.3	Authority; No Violation	19

4.4	Consents and Approvals	19

4.5	Reports; Regulatory Matters	20

4.6	Financial Statements	21

4.7	Broker’s Fees	23

4.8	Absence of Certain Changes or Events	23

4.9	Legal Proceedings	23

4.10	Taxes and Tax Returns	23

4.11	Compliance with Applicable Law	24

4.12	Certain Contracts	24

4.13	Investment Securities	25

4.14	Property	25

4.15	Intellectual Property	25

4.16	State Takeover Laws	25

4.17	Opinion	25

4.18	MCC Information	25

 i

4.19	Insurance	26

4.20	Environmental Matters	26

4.21	Reorganization; Approvals	26

4.22	No Other Representations or Warranties	26

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SIC		27

5.1	Corporate Organization	27

5.2	Capitalization	27

5.3	Authority; No Violation	28

5.4	Consents and Approvals	29

5.5	Reports; Regulatory Matters	30

5.6	Financial Statements	31

5.7	Broker’s Fees	32

5.8	Absence of Certain Changes or Events	32

5.9	Legal Proceedings	32

5.10	Taxes and Tax Returns	33

5.11	Compliance with Applicable Law	33

5.12	Certain Contracts	34

5.13	Investment Securities	34

5.14	Property	34

5.15	Intellectual Property	34

5.16	State Takeover Laws	35

5.17	Opinion	35

5.18	SIC Information	35

5.19	Insurance	35

5.20	Environmental Matters	35

5.21	Reorganization; Approvals	35

5.22	No Other Representations or Warranties	36

ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS		36

6.1	Conduct of Businesses Prior to the Effective Time	36

6.2	MCC Forbearances	36

6.3	SIC Forbearances	38

ARTICLE VII ADDITIONAL AGREEMENTS		40

7.1	Regulatory and Other Matters	40

7.2	Access to Information	42

7.3	MCC Stockholder Approval	43

7.4	SIC Stockholder Approval	44

7.5	Exchange Listing	44

7.6	Indemnification; Directors’ and Officers’ Insurance	45

7.7	Additional Agreements	46

7.8	Advice of Changes	46

7.9	Exemption from Liability Under Section 16(b)	46

7.10	No Solicitation	46

7.11	Treatment of Outstanding Indebtedness	49

7.12	Takeover Statutes	49

7.13	Dividend Reinvestment Plan; Stock Repurchases	50

7.14	Stockholder Litigation	50

7.15	Interaction with MDLY Merger Agreement	50

7.16	Other Matters	50

ARTICLE VIII CONDITIONS PRECEDENT		50

8.1	Conditions to Each Party’s Obligation To Effect the Merger	50

8.2	Conditions to Obligations of SIC	52

8.3	Conditions to Obligations of MCC	52

8.4	Standard	53

8.5	Frustration of Closing Conditions	54

ARTICLE IX TERMINATION AND AMENDMENT		54

9.1	Termination	54

9.2	Effect of Termination	56

9.3	Fees and Expenses	56

9.4	Termination Fee	56

9.5	Amendment	57

9.6	Extension; Waiver	57

ARTICLE X GENERAL PROVISIONS		57

10.1	Nonsurvival of Representations, Warranties and Agreements	57

10.2	Notices	57

10.3	Interpretation	58

10.4	Counterparts	58

10.5	Entire Agreement	58

10.6	Governing Law; Jurisdiction	59

10.7	PUBLICITY	59

10.8	Assignment; Third Party Beneficiaries	59

10.9	Remedies	60

10.10	Waiver of Jury Trial	61

10.11	Severability	61

Exhibit A	New Investment Advisory Agreement

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 9, 2018 (this “Agreement”), by and between Medley Capital Corporation, a Delaware corporation (“MCC”), and Sierra Income Corporation, a Maryland corporation (“SIC”).

RECITALS:

WHEREAS, the board of directors of MCC (the “MCC Board”) has determined that it is in the best interests of MCC and its stockholders to consummate the acquisition of MCC by SIC as contemplated by this Agreement in which MCC will, on the terms and subject to the conditions set forth in this Agreement, merge with and into SIC, with SIC as the surviving company in the merger (the “Merger” and SIC, in its capacity as the surviving company in the Merger, sometimes referred to herein as the “Surviving Company”);

WHEREAS, the board of directors of SIC (the “SIC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “SIC Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, SIC and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of SIC for its adoption, and (iv) recommended that the stockholders of SIC approve the adoption of this Agreement;

WHEREAS, for federal income Tax purposes, it is the intent of the parties hereto that the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for such purposes;

WHEREAS, contemporaneously herewith, SIC, Medley Management Inc. (“MDLY”) and Sierra Management Inc., a Delaware corporation (“Merger Sub”) are entering into a merger agreement (the “MDLY Merger Agreement”) pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger” and, together with the Merger, the “Mergers”);

WHEREAS, the Mergers are part of an integrated transaction designed to combine the BDC operations of SIC and MCC and internalize the investment management function relating to the operation of SIC, as the Surviving Company in the Merger;

WHEREAS, notwithstanding the foregoing internalization of the investment management function, effective as of Closing, SIC, as the surviving company in the Merger, will enter into an investment management agreement with MCC Advisors LLC, on the terms set forth in the New Investment Advisory Agreement;

WHEREAS, Eversheds Sutherland, on behalf of the parties hereto and MDLY, has been in ongoing discussions with the Securities and Exchange Commission (“SEC”) concerning the filing of an application with the SEC to obtain the SEC Exemptive Relief (as defined herein) and each of the parties hereto and MDLY intends to file such application with the SEC promptly as soon as practical following the date hereof and intends that the Mergers not be consummated unless and until the SEC Exemptive Relief is granted to the parties; and

WHEREAS, the parties are entering into this Agreement and the MDLY Merger Agreement on the expectation that the SEC will confirm in a manner reasonably acceptable to the parties that the equity of the surviving company in the MDLY Merger, following the MDLY Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of SIC; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINED TERMS

1.1          Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.10(d).

“Adverse Recommendation Change” has the meaning set forth in Section 7.10(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that in no event shall the term “Affiliate” include any portfolio company of SIC or MCC.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alpine Funding Loan Documents” means that certain Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as Administrative Agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as Portfolio Manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto.

“Amended and Restated Charter” has the meaning set forth in Section 2.5.

“Applicable Law” means, with respect to a specified Person, any federal, state, local, municipal, or foreign constitution, treaty, law (including the common law), statute, code, ordinance, rule, regulation, permit, approval, judgment, order, writ, decree or injunction applicable to the specified Person.

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“Arbor Funding Debt Documents” means, collectively, (i) ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A., and (ii) Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.

“Articles of Merger” has the meaning set forth in Section 2.2.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).

“BDC” has the meaning set forth in Section 2(a)(48) of the Investment Company Act.

“Book-Entry Shares” means shares of MCC Common Stock in non-certificated form represented by book entry.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Certificate” has the meaning set forth in Section 2.4(d). “Certificate of Merger” has the meaning set forth in Section 2.2.

“Claim” means any claim, action, suit, proceeding or investigation, whether civil, arbitral, criminal or administrative.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MCC or SIC, as applicable, or (ii) any one or more assets or businesses of MCC or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MCC and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or SIC, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Delaware Courts” has the meaning set forth in Section 10.6.

“Delaware Secretary” has the meaning set forth in Section 2.2.

“DGCL” means the Delaware General Corporation Law.

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“DOJ” means the Antitrust Division of the United States Department of Justice.

“DTC” has the meaning set forth in Section 3.4(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Environmental Laws” means, collectively, with respect to a specified Person, any and all environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature with respect to any real property owned by the specified Person or its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the specified Person or any of its Subsidiaries arising under any local, state or federal environmental, health or safety statute, regulation, ordinance, or other requirement of any Governmental Entity, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2.

“Exchange Agent Agreement” has the meaning set forth in Section 3.2.

“Exchange Fund” has the meaning set forth in Section 3.3.

“Exchange Ratio” has the meaning set forth in Section 2.4(c).

“Excluded MCC Shares” means, collectively, the shares of MCC Common Stock owned by (a) MCC, (b) SIC or (c) any wholly-owned Subsidiary of MCC or SIC.

“Final MCC Dividend” has the meaning set forth in Section 3.4(c).

“Form N-14 Registration Statement” has the meaning set forth in Section 4.4(a). “FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Entity” means any federal, state, provincial or local government or any court, administrative or regulatory agency or commission or other governmental or quasi-governmental authority, department, bureau, office, commission, organization, official or agency, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

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“Indebtedness” of any Person means (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, including earn-outs; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such Person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Parties” has the meaning set forth in Section 7.6(a).

“Intellectual Property Rights” means, collectively, all trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, software and other similar rights.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

“Israeli Bond Documents” means that certain Deed of Trust, made and entered into on January 23, 2018, between MCC and Mishmeret Trust Company, Ltd.

“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 4.4(a).

“Letter of Transmittal” has the meaning set forth in Section 3.4(a).

“Liens” means liens, pledges, mortgages, charges, Claims and security interests and similar encumbrances.

“Material Adverse Effect” means, with respect to SIC or MCC, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this subsection (a), the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to (i) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its Subsidiaries operate, (ii) changes, after the date hereof, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its Subsidiaries operate, (iii) actions or omissions taken with the prior written consent of the other party, (iv) changes, after the date hereof, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its Subsidiaries operate, (v) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, (vi) the public disclosure of this Agreement or the transactions contemplated hereby, (vii) any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of the such party) arising out of or related to this Agreement or any of the transactions contemplated hereby, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

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“MCC” has the meaning set forth in the preamble to this Agreement.

“MCC Adverse Recommendation Change” has the meaning set forth in Section 7.3(b).

“MCC Board” has the meaning set forth in the Recitals to this Agreement.

“MCC Board Recommendation” has the meaning set forth in Section 4.3(a).

“MCC Bylaws” means the bylaws of MCC, as amended and/or restated through the date hereof.

“MCC Certificate” means the certificate of incorporation of MCC, as amended and/or restated through the date hereof.

“MCC Common Stock” means common stock, par value $0.001 per share, of MCC.

“MCC Contracts” has the meaning set forth in Section 4.3(b).

“MCC Debt Documents” means, collectively, (i) the MCC Note Documents; (ii) the MCC Revolving Loan Documents; (iii) the MCC Term Loan Documents; (iv) the Israeli Bond Documents; (v) the SBA Debentures, and (vi) the MCC SPV Deutsche Bank Facilities.

“MCC Disclosure Schedule” means that certain disclosure schedule delivered by MCC to SIC prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article IV of this Agreement or as an exception to one or more representations or warranties contained in Article IV of this Agreement, or to one or more of MCC’s covenants contained in this Agreement.

“MCC Investment Management Agreement” means that certain Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors LLC, dated January 19, 2014.

“MCC Material Contract” has the meaning set forth in Section 4.12(a).

“MCC Matters” means, collectively, (i) the Merger, and (ii) any other matters required to be approved or adopted by the stockholders of MCC in order to effect the Merger and the other transactions contemplated by this Agreement.

“MCC Note Documents” means, collectively, (i) the Indenture, dated February 7, 2012, between Medley Capital Corporation and U.S. Bank National Association; (ii) the Second Supplemental Indenture, dated March 18, 2013, between Medley Capital Corporation and U.S. Bank National Association; and (iii) Third Supplemental Indenture, dated December 17, 2015, between Medley Capital Corporation and U.S. Bank National Association.

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“MCC Preferred Stock” means common stock, par value $0.001 per share, of MCC.

“MCC Regulatory Agreement” has the meaning set forth in Section 4.5(b).

“MCC Required Approvals” has the meaning set forth in Section 4.4(a).

“MCC Revolving Loan Documents” means, collectively, (i) the Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 28, 2015, by and among MCC, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC; (ii) Amendment No. 1 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of September 16, 2016, by and among MCC as borrower, MCC Investment Holdings LLC, MCC Investment Holdings Sendero LLC, MCC Investment Holdings RT1 LLC, MCC Investment Holdings Omnivere LLC, MCC Investment Holdings Amvestar, LLC, and MCC Investment Holdings AAR, LLC, as subsidiary guarantors, the Lenders party thereto and ING Capital LLC, as Administrative Agent; (iii) Amendment No. 2 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of February 8, 2017, by and among MCC as borrower, MCC Investment Holdings LLC, MCC Investment Holdings Sendero LLC, MCC Investment Holdings RT1 LLC, MCC Investment Holdings Omnivere LLC, MCC Investment Holdings Amvestar, LLC, and MCC Investment Holdings AAR, LLC, as subsidiary guarantors, the Lenders party thereto and ING Capital LLC, as Administrative Agent; and (iv) Amendment No. 3 to Amended and Restated Senior Secured Revolving Credit Agreement, dated as of September 1, 2017, by and among MCC as borrower, MCC Investment Holdings LLC, MCC Investment Holdings Sendero LLC, MCC Investment Holdings RT1 LLC, MCC Investment Holdings Omnivere LLC, MCC Investment Holdings Amvestar, LLC, and MCC Investment Holdings AAR, LLC, as subsidiary guarantors, the Lenders party thereto and ING Capital LLC, as Administrative Agent.

“MCC SEC Reports” has the meaning set forth in Section 4.5(c).

“MCC SPV Deutsche Bank Facilities” means, collectively, (i) Loan and Servicing Agreement, dated August 4, 2015, by and between MCC JV SPV Funding I LLC, MCC Senior Loan Strategy JV I LLC, Lenders, Lender's Agent, Deutsche Bank and U.S. Bank National Association; (ii) First Amendment to Loan Agreement, dated March 31, 2016; (iii) Second Amendment to Loan Agreement, dated July 13, 2016; and (iv) Third Amendment to Loan Agreement, dated March 30, 2017.

“MCC Stockholder Approval” has the meaning set forth in Section 4.3(a). “MCC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

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“MCC Term Loan Documents” means, collectively, (i) the Amended and Restated Senior Secured Term Loan Credit Agreement dated as of July 28, 2015, by and among MCC as borrower, each of the subsidiary guarantors party thereto, the Lenders party thereto and ING Capital LLC, as Administrative Agent; (ii) Amendment No. 1 to Amended and Restated Senior Secured Term Loan Credit Agreement dated as of September 16, 2016, by and among MCC as borrower, MCC Investment Holdings LLC, MCC Investment Holdings Sendero LLC, MCC Investment Holdings RT1 LLC, MCC Investment Holdings Omnivere LLC, MCC Investment Holdings Amvestar, LLC, and MCC Investment Holdings AAR, LLC, as subsidiary guarantors, the Lenders party thereto and ING Capital LLC, as Administrative Agent; (iii) Amendment No. 2 to Amended and Restated Senior Secured Term Loan Credit Agreement dated as of February 8, 2017, by and among MCC as borrower, MCC Investment Holdings LLC, MCC Investment Holdings Sendero LLC, MCC Investment Holdings RT1 LLC, MCC Investment Holdings Omnivere LLC, MCC Investment Holdings Amvestar, LLC, and MCC Investment Holdings AAR, LLC, as subsidiary guarantors, the Lenders party thereto and ING Capital LLC, as Administrative Agent; and (iv) Amendment No. 3 to Amended and Restated Senior Secured Term Loan Credit Agreement dated as of September 1, 2017, by and among MCC as borrower, MCC Investment Holdings LLC, MCC Investment Holdings Sendero LLC, MCC Investment Holdings RT1 LLC, MCC Investment Holdings Omnivere LLC, MCC Investment Holdings Amvestar, LLC, and MCC Investment Holdings AAR, LLC, as subsidiary guarantors, the Lenders party thereto and ING Capital LLC, as Administrative Agent.

“MCC Voting Debt” means bonds, debentures, notes or other Indebtedness of MCC having the right to vote on any matters on which stockholders of MCC may vote.

“MDLY” has the meaning set forth in the Recitals to this Agreement.

“MDLY Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.4(c).

“Merger Shares” has the meaning set forth in Section 2.4(c).

“MGCL” means the Maryland General Corporation Law.

“New Investment Advisory Agreement” means the investment advisory agreement between SIC and MCC Advisors LLC, to be effective as of the Effective Time, substantially in the form of Exhibit A attached hereto, with such changes as may be required to address regulatory or other concerns and as finally approved by the SIC Board and submitted to the stockholders of SIC for their approval.

“Notice of Adverse Recommendation” has the meaning set forth in Section 7.10(f).

“Notice of Superior Proposal” has the meaning set forth in Section 7.10(f).

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to a Person other than a natural person, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the certificate of formation or articles of organization and operating agreement of a limited liability company; (iii) the partnership agreement and any statement of partnership of a general partnership; (iv) the certificate of limited partnership and limited partnership agreement of a limited partnership; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person; (vi) any stockholder or similar agreement among holders of securities of an issuer; and (vii) any amendment to any of the foregoing.

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“Outside Date” has the meaning set forth in Section 9.1(c).

“Permit” means any license, permit, variance, exemption, franchise, consent, approval, authorization, qualification, or order of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other statutory Liens securing payments not yet due and payable, (ii) Liens arising under MCC Debt Documents or SIC Debt Documents, as applicable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means a natural person, corporation, partnership, limited liability company, association, trust, joint venture, estate, sole proprietorship, unincorporated organization, other entity, organization, group (as defined in Section 13(d) of the Exchange Act), or any other business entity or any Governmental Entity, including a government or political subdivision or an agency or instrumentality thereof.

“Required Approvals” has the meaning set forth in Section 5.4(a).

“Sandler O’Neill” has the meaning set forth in Section 4.7.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SBA” means the United States Small Business Administration.

“SBA Debentures” means, collectively, all debentures issued by the SBIC Subsidiaries to the SBA.

“SBIC” has the meaning set forth in Section 4.11(b).

“SBIC Subsidiary” means Medley SBIC, LP.

“SDAT” has the meaning set forth in Section 2.2.

“SEC” means the United States Securities and Exchange Commission.

“SEC Exemptive Relief” means an exemptive order from the SEC granting relief to SIC, MCC and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to contemplate the transactions contemplated by this Agreement and the MDLY Merger Agreement and to thereafter operate as an internally managed business development company.

“Securities Act” means the Securities Act of 1933, as amended.

“SIC” has the meaning set forth in the preamble to this Agreement.

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“SIC Adverse Recommendation Change” has the meaning set forth in Section 7.4(b).

“SIC Board” has the meaning set forth in the Recitals to this Agreement.

“SIC Board Recommendation” has the meaning set forth in Section 5.3(a).

“SIC Bylaws” has the meaning set forth in Section 2.5.

“SIC Charter” has the meaning set forth in Section 2.5.

“SIC Common Stock” means common stock, par value $0.001 per share, of SIC.

“SIC Contracts” has the meaning set forth in Section 5.3(b).

“SIC Debt Documents” means, collectively, (i) the SIC Revolving Loan Documents; (ii) the Alpine Funding Loan Documents; and (iii) the Arbor Funding Debt Documents.

“SIC Disclosure Schedule” means that certain disclosure schedule delivered by SIC to MCC prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article V of this Agreement or as an exception to one or more representations or warranties contained in Article V of this Agreement, or to one or more of SIC’s covenants contained in this Agreement.

“SIC Investment Advisory Agreement” means that certain Investment Advisory Agreement by and between SIC and SIC Advisors LLC, dated April 5, 2012.

“SIC Material Contract” has the meaning set forth in Section 5.12(a).

“SIC Matters” means (i) the Merger, (ii) the New Investment Advisory Agreement, (iii) the Amended and Restated Charter, and (iv) any other matters required to be approved or adopted by the stockholders of SIC in order to effect the Merger, the related issuance of the Merger Shares, and the other transactions contemplated by this Agreement.

“SIC Regulatory Agreement” has the meaning set forth in Section 5.5(b).

“SIC Required Approvals” has the meaning set forth in Section 5.4(a).

“SIC Revolving Loan Documents” means, collectively, (i) Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 12, 2016, among SIC, as Borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent; (ii) Amended and Restated Guarantee, Pledge and Security Agreement, dated December 4, 2013, among SIC, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent; and (iii) Deposit Account Control Agreement, dated as of September 7, 2016, among SIC, ING Capital LLC, as Collateral Agent, and Customers Bank, as Depository Institution.

“SIC SEC Reports” has the meaning set forth in Section 5.5(c).

“SIC Special Committee” has the meaning set forth in the Recitals to this Agreement.

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“SIC Stockholder Approval” has the meaning set forth in Section 5.3(a).

“SIC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“SIC Voting Debt” means bonds, debentures, notes or other Indebtedness of SIC having the right to vote on any matters on which stockholders of SIC may vote.

“SRO” has the meaning set forth in Section 4.4(a).

“Subsidiary”, when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MCC Board or the SIC Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MCC Board or SIC Board, as applicable, considers to be appropriate, is more favorable to MCC’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MCC in writing in response to such Competing Proposal made to MCC or by MCC to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.10(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).

“Surviving Company” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statutes” has the meaning set forth in Section 4.16.

“Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

“Tax Return” means, with respect to a Person, a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes, including, where permitted or required, combined or consolidated returns for any group of entities that includes the Person or any of its Subsidiaries.

“Termination Fee” has the meaning set forth in Section 9.4(a).

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“Third Party” means a third party Person (or group of Persons) that is not an Affiliate of MCC or SIC.

ARTICLE II
THE MERGER

2.1          The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the MGCL, at the Effective Time, MCC shall merge with and into SIC and the separate corporate existence of MCC shall cease. SIC shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Maryland.

2.2           Effective Time. Contemporaneously with the Closing, SIC shall file or cause to be filed (a) a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), and (b) articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”). The Merger shall become effective at the time (the “Effective Time”) set forth in the Certificate of Merger and Articles of Merger.

2.3           Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the DGCL and the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges and powers of MCC and SIC shall be vested in SIC as the Surviving Company, and all debts, liabilities and duties of MCC shall become the debts, liabilities and duties of SIC as the Surviving Company.

2.4          Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SIC, MCC or the holder of any of the following securities:

(a)           each share of SIC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger;

(b)           each Excluded MCC Share issued and outstanding or held in treasury by MCC shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

(c)           subject to Section 2.4(e), at the Effective Time and subject to deduction for any required withholding Tax, each share of MCC Common Stock other than the Excluded MCC Shares shall be converted into the right to receive 0.805 shares of SIC Common Stock (the “Exchange Ratio”). The aggregate shares of SIC Common Stock to be issued in accordance with Section 2.4(c) (the “Merger Shares”), together with any cash to be paid in lieu of fractional shares in accordance with Section 3.4(g), shall be referred to collectively as the “Merger Consideration”;

(d)           any shares of MCC Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall, upon such conversion, no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of MCC Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of MCC Common Stock represented by such Certificate have been converted pursuant to this Section 2.4 and Section 3.4(g), as well as any dividends to which former holders of shares of MCC Common Stock become entitled in accordance with Article III; and

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(e)           if, between the date of this Agreement and the Effective Time, the outstanding shares of SIC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of SIC Common Stock, sales of SIC equity-linked securities, and issuance of SIC Common Stock pursuant to SIC’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by SIC, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

2.5          Articles of Incorporation and Bylaws of the Surviving Company. Promptly following the date hereof, the SIC Board will review and approve an amendment and restatement of the charter of SIC (the “SIC Charter” and, as so amended and restated, the “Amended and Restated Charter”), which Amended and Restated Charter shall be reasonably acceptable to the MCC Board, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of SIC, as the Surviving Company, following the Closing. Following such approval, the SIC Board shall submit the Amended and Restated Charter to the stockholders of SIC for their approval at the SIC Stockholder Meeting. Following the date hereof, the SIC Board will review and approve any amendments to, or amendments and restatements of, the bylaws of SIC (the “SIC Bylaws”), which shall be reasonably acceptable to the MCC Board, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of SIC, as the Surviving Company, following the Closing. The SIC Bylaws, as in effect immediately prior to the Effective Time, shall remain the bylaws of SIC, as the Surviving Company, until thereafter amended in accordance with Applicable Law and the terms of such bylaws.

2.6          Directors and Officers. Promptly following the date hereof, SIC shall take such actions as may be required by the SIC Charter and SIC Bylaws in order to appoint the individuals to serve as directors of the Surviving Company, effective as of the Effective Time, which individuals shall consist of the current independent directors of SIC, one interested director of SIC and two independent directors of MCC. Each of SIC and MCC shall include the identities of such directors in the Joint Proxy Statement/Prospectus to be provided to SIC and MCC stockholders. Upon being duly elected, such directors shall serve from and after the Effective Time until their respective successors shall have been duly elected, appointed or qualified or until their respective earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Company. The officers of the Surviving Company as of the Effective Time shall be as designated by the SIC Board and, prior to the Effective Time, the SIC Board shall take such actions as may be necessary to appoint such individuals as the officers of the Surviving Company, effective as of the Effective Time.

2.7          Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for such purposes.

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ARTICLE III
CLOSING; DELIVERY OF MERGER CONSIDERATION

3.1          Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

3.2          Exchange Agent. Prior to the Effective Time, SIC shall appoint a bank or trust company, or SIC’s transfer agent, in each case reasonably acceptable to MCC, pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

3.3          Deposit of Merger Consideration. At or prior to the Effective Time, SIC shall (i) authorize the Exchange Agent to issue an aggregate number of shares of SIC Common Stock equal to the aggregate Merger Shares and (ii) deposit, or cause to be deposited with, the Exchange Agent sufficient cash to make the payments to holders of shares of MCC Common Stock described in Section 3.4(g) (collectively, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by SIC; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of MCC Common Stock pursuant to Article II or Article III of this Agreement. Any interest or other income resulting from such investments shall be the sole property of SIC.

3.4          Delivery of Merger Consideration.

(a)           As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate(s) which immediately prior to the Effective Time represented outstanding shares of MCC Common Stock (other than Excluded MCC Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon delivery of such Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering such Certificate(s) in exchange for the Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Article II and this Article III; provided, however, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive as a result of the Merger. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded MCC Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and SIC shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration such holder is entitled to receive as a result of the Merger, and the Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares. Prior to the Effective Time, the parties shall reasonably cooperate to establish procedures with the Exchange Agent and The Depository Trust Company (“DTC”) designed to provide that the Exchange Agent will transmit to DTC or its nominee, on the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominee in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by SIC, MCC, the Exchange Agent and DTC, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

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(b)           Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of shares of MCC Common Stock (other than Excluded MCC Shares) will be entitled to receive promptly after the Effective Time the Merger Consideration in respect of the shares of MCC Common Stock represented by its Certificate or Certificates, as well as any dividends payable with respect to such shares of MCC Common Stock at the time of surrender, and any dividends with respect to shares of SIC Common Stock to which such holder is entitled. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, Article II or this Article III.

(c)           Prior to the Closing Date, in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC's short taxable year ending on the Closing Date, MCC shall declare a dividend, payable in cash or MCC Common Stock or a combination thereof (the “Final MCC Dividend”), to holders of shares of MCC Common Stock. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC's taxable year ending on the Closing Date, shall result in MCC distributing to MCC's stockholders all of MCC's undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC's net capital gain (as defined in Section 1221(11) of the Code) for MCC's taxable year ending on the Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it shall notify SIC at least ten (10) days prior to MCC Stockholder Meeting.

(d)           No dividends or other distributions declared with respect to SIC Common Stock to stockholders of record on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SIC Common Stock to which the holder of such Certificate is entitled upon exchange thereof in accordance with Article II and this Article III, in each case unless and until the holder thereof shall surrender such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of SIC Common Stock represented by such Certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of SIC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

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(e)           If any Merger Consideration is to be issued or paid in a name other than that in which a Certificate formerly representing MCC Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such Merger Consideration that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of SIC that the Tax has been paid or is not applicable.

(f)            The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, SIC) shall be entitled to deduct and withhold from any cash in lieu of fractional shares of SIC Common Stock otherwise payable pursuant to this Agreement to any holder of shares of MCC Common Stock such amounts as the Exchange Agent or SIC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SIC, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of MCC Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SIC, as the case may be.

(g)           After the Effective Time, there shall be no transfers on the stock transfer books of MCC of the shares of MCC Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of MCC Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares of MCC Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration payable and issuable in respect of such Certificates, together with any dividends and distributions to which such holder is entitled in accordance with this Article III.

(h)           Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of SIC Common Stock shall be issued upon the surrender of Certificates for exchange or presentation of Book-Entry Shares for transfer, no dividend or distribution with respect to SIC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SIC. In lieu of the issuance of any such fractional share, SIC shall pay to each former stockholder of MCC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined net asset value per share by (ii) the fraction of a share (after taking into account all shares of MCC Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of SIC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.4.

(i)            Any portion of the Exchange Fund that remains unclaimed by the stockholders of MCC as of the first anniversary of the Effective Time may be paid to SIC. In such event, any former stockholders of MCC who have not theretofore complied with this Article III shall thereafter look only to SIC with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions in respect of each share of SIC Common Stock such stockholder is entitled to, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SIC, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of MCC Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

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(j)            In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by SIC or the Exchange Agent, the posting by such Person of a bond in such amount as SIC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MCC

Except as disclosed in (i) MCC SEC Reports (as defined in Section 4.5(c) below) filed prior to the date of this Agreement, or (ii) MCC Disclosure Schedule, MCC hereby represents and warrants to SIC as follows:

4.1           Corporate Organization.

(a)           MCC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. MCC has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MCC.

(b)          True, complete and correct copies of MCC Certificate and MCC Bylaws have previously been made available to SIC. MCC is not in violation of the MCC Certificate or the MCC Bylaws.

(c)           Except as set forth in Section 4.1(c) of MCC Disclosure Schedule, MCC has no Subsidiaries or other equity interest in any other Person. Each of the Subsidiaries of MCC (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite limited partnership or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MCC. True, complete and correct copies of the Organizational Documents of each Subsidiary of MCC have previously been made available to SIC. No Subsidiary of MCC is in violation of its Organizational Documents.

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4.2          Capitalization.

(a)           The authorized capital stock of MCC consists of 200,000,000 shares, consisting of one hundred million (100,000,000) shares of MCC Common Stock of which, as of the date of this Agreement, 54,474,211 shares were issued and outstanding, and one hundred million (100,000,000) shares of MCC Preferred Stock of which, as of the date of this Agreement, no shares were issued and outstanding. All of the issued and outstanding shares of MCC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, free of any Liens, and are not subject to any preemptive rights, whether arising under the laws of the State of Delaware or the State of Maryland or the MCC Certificate, MCC Bylaws or any MCC Contract, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no MCC Voting Debt is issued or outstanding. As of the date of this Agreement, MCC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of MCC Common Stock, MCC Preferred Stock, MCC Voting Debt or any other equity securities of MCC or any securities representing the right to purchase or otherwise receive any shares of MCC Common Stock, MCC Preferred Stock, MCC Voting Debt or other equity securities of MCC. As of the date of this Agreement, there are no contractual obligations of MCC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of MCC or any equity security of MCC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MCC or its Subsidiaries or (B) pursuant to which MCC or any of its Subsidiaries is or could be required to register shares of MCC capital stock or other securities under the Securities Act.

(b)           Except as set forth in Section 4.2(b) of MCC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MCC are owned, directly or indirectly, by MCC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of MCC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)           Except for amounts outstanding under MCC Debt Documents, neither MCC nor any of its Subsidiaries has any Indebtedness for borrowed money.

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4.3          Authority; No Violation.

(a)           MCC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the MCC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by MCC Board. MCC Board has approved and declared advisable the Merger and this Agreement and determined that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of MCC and its stockholders, has approved the MCC Matters and has directed that the MCC Matters be submitted to MCC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of MCC Board that the stockholders approve and adopt MCC Matters (the “MCC Board Recommendation”) and has adopted a resolution to the foregoing effect and to include such recommendation in the Joint Proxy Statement/Prospectus. Except for the approval and adoption of MCC Matters by the affirmative vote of the holders of a majority of the outstanding shares of MCC Common Stock (the “MCC Stockholder Approval”) at the MCC Stockholder Meeting, no other corporate proceedings on the part of MCC are necessary to approve the Merger, this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MCC and (assuming due authorization, execution and delivery by SIC) constitutes the valid and binding obligation of MCC, enforceable against MCC in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)           Neither the execution and delivery of this Agreement by MCC nor the consummation by MCC of the transactions contemplated hereby, nor compliance by MCC with any of the terms or provisions of this Agreement, will (i) violate any provision of MCC Certificate or MCC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to MCC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MCC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which MCC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “MCC Contracts”).

4.4          Consents and Approvals.

(a)           Except for (i) the filing with the SEC of a joint proxy statement in definitive form (the “Joint Proxy Statement/Prospectus”) relating to the special meeting of MCC’s stockholders to be held in order to obtain MCC Stockholder Approval (the “MCC Stockholder Meeting”) and the special meeting of SIC’s stockholders to be held to vote on the SIC Matters (the “SIC Stockholder Meeting”) and of a registration statement on Form N-14 (the “Form N-14 Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form N-14 Registration Statement by the SEC, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Articles of Merger with SDAT, (iii) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE, or any other applicable self-regulatory organization (“SRO”), (iv) any notices, filings or consents of the SBA required to keep the SBA Debentures outstanding following the Effective Time, (v) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vii) receipt of the SEC Exemptive Relief, or (viii) as set forth on Section 4.4(a) of MCC Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “MCC Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by MCC of this Agreement or the consummation by MCC of the Merger and the other transactions contemplated by this Agreement.

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(b)           Except for (i) receipt of MCC Stockholder Approval, (ii) receipt of the relevant consents or releases, or the taking of other actions, under MCC Debt Documents, (iii) receipt of the relevant consents or releases, or the taking of other actions, under MCC Contracts set forth in Section 4.4(b) of MCC Disclosure Schedule, and (iv) matters covered in the immediately preceding Section 4.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by MCC of this Agreement or the consummation by MCC of the Merger and the other transactions contemplated by this Agreement.

4.5           Reports; Regulatory Matters.

(a)           MCC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC, (ii) the NYSE, and (iii) any other applicable SRO or Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of MCC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of MCC, investigation into the business, disclosures or operations of MCC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of MCC, investigation into the business, disclosures or operations of MCC or any of its Subsidiaries. There is no unresolved, or, to MCC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of MCC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of MCC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in MCC’s ordinary course of business). MCC has made available to SIC all correspondence between MCC or any of its Subsidiaries and the SEC, the NYSE and any other SRO or Governmental Entity since December 31, 2014.

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(b)           Neither MCC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business (or to MCC’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of SIC or any of its Subsidiaries), or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “MCC Regulatory Agreement”), nor has MCC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such MCC Regulatory Agreement.

(c)           MCC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) required to be filed with or furnished to the SEC by MCC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “MCC SEC Reports”) and (ii) communication mailed by MCC to its stockholders since December 31, 2014. No such MCC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and the dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in an MCC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all MCC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of MCC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any MCC SEC Report and, as of the date of this Agreement, to the knowledge of MCC, no MCC SEC Report is subject to any ongoing review by the SEC.

4.6           Financial Statements.

(a)           The consolidated financial statements of MCC and its Subsidiaries included in MCC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MCC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of MCC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

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(b)           Neither MCC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MCC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c)           MCC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of MCC and its Subsidiaries are being made only in accordance with authorizations of MCC management and the MCC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MCC and each of MCC’s Subsidiaries’ assets that could have a material effect on MCC’s consolidated financial statements. MCC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to MCC’s auditors and the audit committee of the MCC Board and in Section 4.6(c) of MCC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of MCC’s internal control over financial reporting that is reasonably likely to adversely affect MCC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves MCC management or other employees of MCC or any MCC Subsidiary who have a significant role in MCC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d)           MCC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by MCC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to MCC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of MCC required under the Exchange Act with respect to such reports. MCC’s management has completed an assessment of the effectiveness of MCC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable MCC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)           Since December 31, 2014, MCC and its principal executive officer and principal financial officer have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The principal executive officer and the principal financial officer of MCC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each MCC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made . For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

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4.7          Broker’s Fees. Except for the fees of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), none of MCC, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

4.8          Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of MCC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of MCC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.2, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MCC.

4.9          Legal Proceedings.

(a)           Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, neither MCC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MCC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against MCC or any of its Subsidiaries or to which any of their assets are subject.

(b)           Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon MCC, any of its Subsidiaries or the assets of MCC or any of its Subsidiaries.

4.10        Taxes and Tax Returns.

(a)           Each of MCC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon MCC or any Subsidiary for which MCC does not have reserves that are adequate under GAAP. Neither MCC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MCC and its Subsidiaries as described in MCC Disclosure Schedule).

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(b)           Effective for the year ending September 30, 2011, MCC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. MCC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, MCC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code, and will either (i) satisfy such distribution requirements for its current taxable year ending on the Closing Date or (ii) make a Final MCC Dividend declaration as set forth in Section 3.4(c).

(c)           MCC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d)           There are no Liens for Taxes upon the assets of MCC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e)           Neither MCC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

4.11         Compliance with Applicable Law.

(a)           MCC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, noncompliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MCC.

(b)           The SBIC Subsidiary is licensed to operate as a Small Business Investment Company (“SBIC”) by the SBA. The SBIC Subsidiary’s SBIC license is in good standing with the SBA and no adverse regulatory findings contained in any examinations reports prepared by the SBA regarding any of the SBIC Subsidiaries are outstanding or unresolved.

4.12         Certain Contracts.

(a)           Except as set forth in Section 4.12(a) of MCC Disclosure Schedule or as expressly contemplated by this Agreement, neither MCC nor any of its Subsidiaries is a party to or bound by any MCC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in MCC SEC Reports filed prior to the date hereof (each such MCC Contract, a “MCC Material Contract”).

(b)           Except as set forth in Section 4.12 of MCC Disclosure Schedule, (i) each MCC Material Contract is valid and binding on MCC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) MCC and each of its Subsidiaries and, to MCC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each MCC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of MCC or any of its Subsidiaries or, to MCC’s knowledge, any other party thereto under any such MCC Material Contract. Except as set forth in Section 4.12 of MCC Disclosure Schedule, there are no disputes pending or, to MCC’s knowledge, threatened with respect to any MCC Material Contract.

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4.13        Investment Securities. Each of MCC and its Subsidiaries has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with MCC Debt Documents, (c) to the extent arising under the requirements of the SBA, (d) for restrictions on transferability arising under federal or state securities laws or (e) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

4.14        Property. MCC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 4.13 above) reflected in the latest audited balance sheet included in such MCC SEC Reports as being owned by MCC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MCC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MCC’s knowledge, the lessor.

4.15        Intellectual Property. MCC owns or possesses sufficient rights to use all Intellectual Property Rights used in the conduct of its business as now conducted, all of which shall remain in effect following the Closing, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on MCC; and the expected expiration or termination of any of such Intellectual Property Rights would not result in a Material Adverse Effect on MCC.

4.16        State Takeover Laws. MCC Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

4.17        Opinion. The Special Committee of the MCC Board has received the opinion of Sandler O’Neill, to the effect that, as of the date of such opinion and subject to certain assumptions, limitations, qualifications and other matters, the Exchange Ratio set forth in this Agreement is fair, from a financial point of view, to the holders of shares of MCC Common Stock (other than SIC, MDLY and their respective Affiliates); it being agreed that SIC is not entitled to rely upon such opinion.

4.18        MCC Information. The information relating to MCC and its Subsidiaries that is provided by MCC or its representatives for inclusion in the Form N-14 Registration Statement and/or Joint Proxy Statement/Prospectus, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus as it relates to MCC and its Subsidiaries and other portions within the reasonable control of MCC and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

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4.19        Insurance. MCC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which MCC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on MCC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

4.20        Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on MCC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against MCC or any of its Subsidiaries. Neither MCC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

4.21        Reorganization; Approvals. As of the date of this Agreement, MCC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.22        No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and any closing certificate delivered to SIC, neither MCC nor any other Person on behalf of MCC makes any express or implied representation or warranty with respect to MCC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to SIC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither MCC nor any other Person will have or be subject to any claim, liability or indemnification obligation to SIC or any other Person resulting from the distribution or failure to distribute to SIC, or SIC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to SIC in the electronic data room maintained by MCC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

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ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SIC

Except as disclosed in (i) the SIC SEC Reports (as defined in Section 5.5(c) below) filed prior to the date of this Agreement, or (ii) the SIC Disclosure Schedule, SIC hereby represents and warrants to MCC as follows:

5.1          Corporate Organization.

(a)           SIC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. SIC has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b)           True, complete and correct copies of the SIC Charter and the SIC Bylaws have previously been made available to MCC. SIC is not in violation of the SIC Charter or the SIC Bylaws.

(c)           Except as set forth in Section 5.1(c) of the SIC Disclosure Schedule, SIC has no Subsidiaries or other equity interest in any other Person. Each of SIC’s Subsidiaries (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC. True, complete and correct copies of the Organizational Documents of each Subsidiary of SIC have previously been made available to MCC. No Subsidiary of SIC is in violation of its Organizational Documents.

5.2          Capitalization.

(a)           The authorized capital stock of SIC consists of 250,000,000 shares of SIC Common Stock of which, as of the date of this Agreement, 97,578,798 shares were issued and outstanding. As of the date of this Agreement, no shares of SIC Common Stock were reserved for issuance. All of the issued and outstanding shares of SIC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no SIC Voting Debt is issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, SIC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of SIC Common Stock, SIC Voting Debt or any other equity securities of SIC or any securities representing the right to purchase or otherwise receive any shares of SIC Common Stock, SIC Voting Debt or other equity securities of SIC. As of the date of this Agreement, except pursuant to this Agreement, there are no contractual obligations of SIC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of SIC or any equity security of SIC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of SIC or its Subsidiaries or (B) pursuant to which SIC or any of its Subsidiaries is or could be required to register shares of SIC capital stock or other securities under the Securities Act.

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(b)           Except as set forth in Section 5.2(b) of the SIC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SIC are owned, directly or indirectly, by SIC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of SIC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)           The Merger Shares, when issued in compliance with the provisions of this Agreement and the Form N-14 Registration Statement, will be validly issued and will be fully paid and nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Maryland or the SIC Charter or the SIC Bylaws, as amended or restated, or any SIC Contract.

(d)           Except for amounts outstanding under the SIC Debt Documents, neither SIC nor any of its Subsidiaries has any Indebtedness for borrowed money.

5.3          Authority; No Violation.

(a)           SIC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the SIC Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the SIC Board. The SIC Board has determined that the Merger, this Agreement, the issuance of the Merger Shares and the other transactions contemplated by this Agreement are advisable and in the best interests of SIC and its stockholders, has approved the SIC Matters and has directed that the SIC Matters be submitted to the SIC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of the SIC Board that the stockholders approve and adopt the SIC Matters (the “SIC Board Recommendation”) and has adopted a resolution to the foregoing effect. Except for the approval and adoption of the SIC Matters by the affirmative vote of the holders of a majority of the outstanding shares of SIC Common Stock (the “SIC Stockholder Approval”) at the SIC Stockholder Meeting, no other corporate proceedings on the part of SIC are necessary to approve the Merger, this Agreement, the issuance of the Merger Shares or the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SIC and (assuming due authorization, execution and delivery by MCC) constitutes the valid and binding obligation of SIC, enforceable against SIC in accordance with its terms (subject to the Bankruptcy and Equity Exception).

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(b)           Neither the execution and delivery of this Agreement by SIC nor the consummation by SIC of the transactions contemplated hereby, nor compliance by SIC with any of the terms or provisions of this Agreement, will (i) violate any provision of the SIC Charter or SIC Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to SIC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SIC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which SIC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “SIC Contracts”).

5.4          Consents and Approvals.

(a)           Except for (i) the filing with the SEC of the Form N-14 Registration Statement, and declaration of effectiveness thereof by the SEC, (ii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL and the filing of the Articles of Merger with SDAT, (iii) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE or any SRO, (iv) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vi) compliance with the Investment Company Act and the rules and regulations promulgated thereunder, (vii) the SEC Exemptive Relief and (viii) as set forth on Section 5.4(a) of the SIC Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “SIC Required Approvals” and together with the MCC Required Approvals, the “Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by SIC of this Agreement or the consummation by SIC of the Merger and the other transactions contemplated by this Agreement.

(b)           Except for matters covered in the immediately preceding Section 5.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by SIC of this Agreement or the consummation by SIC of the Merger and the other transactions contemplated by this Agreement or the conduct of the business of the Surviving Company immediately following the consummation of the Merger.

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5.5           Reports; Regulatory Matters.

(a)           SIC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC and (ii) any SROs and with each applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of SIC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. There is no unresolved, or, to SIC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of SIC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of SIC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in SIC’s ordinary course of business). SIC has made available to MCC all correspondence between SIC or any of its Subsidiaries and the SEC and any other SRO or Governmental Entity since December 31, 2014.

(b)           Neither SIC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business, or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “SIC Regulatory Agreement”), nor has SIC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such SIC Regulatory Agreement.

(c)           SIC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) filed with or furnished to the SEC by SIC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “SIC SEC Reports”) and (ii) communication mailed by SIC to its stockholders since December 31, 2014. No such SIC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in any SIC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SIC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of SIC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any SIC SEC Report and, as of the date of this Agreement, to the knowledge of SIC, no SIC SEC Report is subject to any ongoing review by the SEC.

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5.6           Financial Statements.

(a)           The consolidated financial statements of SIC and its Subsidiaries included in the SIC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SIC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SIC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b)           Neither SIC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SIC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c)           SIC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of SIC and its Subsidiaries are being made only in accordance with authorizations of SIC management and the SIC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SIC and each of SIC’s Subsidiaries’ assets that could have a material effect on SIC’s consolidated financial statements. SIC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to SIC’s auditors and the audit committee of the SIC Board and in Section 4.6(c) of the SIC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of SIC’s internal control over financial reporting that is reasonably likely to adversely affect SIC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves SIC management or other employees of SIC or any SIC Subsidiary who have a significant role in SIC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

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(d)           SIC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by SIC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to SIC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of SIC required under the Exchange Act with respect to such reports. SIC’s management has completed an assessment of the effectiveness of SIC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable SIC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)           Since December 31, 2014, SIC and its principal executive officer and principal financial officer of SIC have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act. The principal executive officer and the principal financial officer of SIC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each SIC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

5.7           Broker’s Fees. Except for Broadhaven Capital Partners, none of SIC, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

5.8           Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of SIC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of SIC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.3, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SIC.

5.9           Legal Proceedings.

(a)           Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, neither SIC nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of SIC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against SIC or any of its Subsidiaries or to which any of their assets are subject.

(b)           Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon SIC, any of its Subsidiaries or the assets of SIC or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to SIC or any of its Subsidiaries).

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5.10        Taxes and Tax Returns.

(a)           Each of SIC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon SIC or any Subsidiary for which SIC does not have reserves that are adequate under GAAP. Neither SIC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SIC and its Subsidiaries as described in the SIC Disclosure Schedule).

(b)           Effective for the year ending December 31, 2012, SIC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. SIC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, SIC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c)           SIC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d)           There are no Liens for Taxes upon the assets of SIC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e)           Neither SIC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

5.11         Compliance with Applicable Law.

(a)           SIC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non-compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b)           Neither SIC nor, to the knowledge of SIC, any “affiliated person” of SIC has been convicted of any felony or misdemeanor, described in Section 9(a)(1) of the Investment Company Act, nor, to the knowledge of SIC, has any affiliated person of SIC been the subject, or presently is the subject, of any proceeding or investigation with respect to any disqualification that would be a basis for denial, suspension or revocation of registration as an investment adviser under Section 203(e) of the Investment Advisers Act or of a broker-dealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser, employee, officer or director of an investment company under Section 9 of the Investment Company Act.

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5.12         Certain Contracts.

(a)           Except as set forth in Section 5.12(a) of the SIC Disclosure Schedule or as expressly contemplated by this Agreement, neither SIC nor any of its Subsidiaries is a party to or bound by any SIC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the SIC SEC Reports filed prior to the date hereof (collectively, the “SIC Material Contracts”).

(b)           Except as set forth in Section 5.12(b) of the SIC Disclosure Schedule, (i) each SIC Material Contract is valid and binding on SIC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) SIC and each of its Subsidiaries and, to SIC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each SIC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of SIC or any of its Subsidiaries or, to SIC’s knowledge, any other party thereto under any such SIC Material Contract. Except as set forth in Section 5.12 of the SIC Disclosure Schedule, there are no disputes pending or, to SIC’s knowledge, threatened with respect to any SIC Material Contract.

5.13        Investment Securities. Each of SIC and its Subsidiaries has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with any loan documents or credit facilities, (c) for restrictions on transferability arising under federal or state securities laws or (d) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

5.14        Property. SIC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 5.13 above) reflected in the latest audited balance sheet included in such SIC SEC Reports as being owned by SIC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SIC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to SIC’s knowledge, the lessor.

5.15         Intellectual Property. SIC owns or possesses sufficient Intellectual Property Rights reasonably necessary to conduct its business as now conducted and as described in the SIC SEC Reports, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on SIC; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Effect on SIC.

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5.16         State Takeover Laws. To the knowledge of SIC, within the past five years, none of MCC, its Affiliates or its “associates” (as defined in Section 3-601 of the MGCL) has been an “interested stockholder” of SIC. The SIC Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger. To the knowledge of SIC, no other Takeover Statutes are applicable to this Agreement or the Merger.

5.17         Opinion. The SIC Special Committee has received the opinion of Broadhaven Capital Partners to the effect that, subject to certain assumptions, limitations and qualifications set forth therein, the consideration to be issued by SIC as set forth in this Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, is fair, from a financial point of view, to SIC from a financial point of view; it being agreed that MCC is not entitled to rely upon such opinion.

5.18         SIC Information. The information relating to SIC and its Subsidiaries that is provided by SIC or its representatives for inclusion in the Form N-14 Registration Statement and/or Joint Proxy Statement/Prospectus, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form N-14 Registration Statement will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

5.19         Insurance. SIC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which SIC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on SIC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

5.20         Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against SIC or any of its Subsidiaries. Neither SIC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

5.21         Reorganization; Approvals. As of the date of this Agreement, SIC (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

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5.22         No Other Representations or Warranties. Except for the representations and warranties contained in this Article V and any closing certificate delivered to MCC, neither SIC nor any other Person on behalf of SIC makes any express or implied representation or warranty with respect to SIC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to MCC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither SIC nor any other Person will have or be subject to any claim, liability or indemnification obligation to MCC or any other Person resulting from the distribution or failure to distribute to MCC, or MCC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to MCC in the electronic data room maintained by SIC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1          Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or the MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, (a) each of MCC and SIC shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date hereof, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of MCC and SIC shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MCC or SIC either to obtain any necessary approvals of any SRO or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

6.2          MCC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.2 of MCC Disclosure Schedule, MCC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SIC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)           other than in the ordinary course of business consistent with past practice, incur any Indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any Person;

(b)           (i)         adjust, split, combine or reclassify any of its capital stock;

(ii)         make, declare or pay any dividend, other than (A) the Final MCC Dividend, (B) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (C) dividends paid by any of the Subsidiaries of MCC to MCC or to any of its wholly-owned Subsidiaries;

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(iii)       make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code; or

(iv)       grant any stock options or restricted shares or restricted units or restricted stock units, or grant any Person any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

(c)           sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by MCC or any of its Subsidiaries, in each case other than pursuant to contracts in force as of the date of this Agreement and set forth in Section 6.2(c) of MCC Disclosure Schedule;

(d)           take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the Merger as a reorganization for federal income Tax purposes;

(e)           amend the MCC Certificate or MCC Bylaws or the Organizational Documents of any Subsidiary of MCC, or take any action to exempt any Person (other than SIC or its Subsidiaries) or any action taken by any Person from any Takeover Statute or similarly restrictive provisions of its Organizational Documents;

(f)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any MCC Material Contract (or any contract that, if existing as of the date hereof, would be a MCC Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing MCC Material Contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any MCC Material Contract as required or necessitated to obtain any MCC Required Approval, (C) the termination of a MCC Material Contract specifically contemplated by this Agreement or (D) amendments, waivers or consents to or under the MCC Debt Documents in the ordinary course of business consistent with past practice;

(g)           form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary, in each case other than a wholly-owned Subsidiary;

(h)           (i) materially amend any income Tax Return or any other material Tax Return, (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iii) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of MCC as a disregarded entity or partnership for U.S. federal income Tax purposes;

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(i)            acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any Person (other than any wholly owned Subsidiary of MCC);

(j)            allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

(k)           take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(l)            implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by Applicable Law, GAAP or regulatory guidelines;

(m)          take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(n)           agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.2.

6.3          SIC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.3 of the SIC Disclosure Schedule, SIC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MCC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)           (i)         adjust, split, combine or reclassify any of its capital stock;

(ii)         make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice, (B) dividends paid by any of the Subsidiaries of SIC to SIC or to any of its wholly-owned Subsidiaries and (C) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

(iii)        make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the SIC Charter or SIC Bylaws or under Subchapter M of Chapter 1 of the Code;

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(iv)        grant any stock options or restricted shares or restricted stock units, or grant any Person any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports; or

(v)         issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports;

(b)           sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by any such Person, in each case other than pursuant to contracts in force at the date of this Agreement, except in furtherance of its investment objective as set forth in the SIC SEC Reports;

(c)           take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(d)           enter into any agreement with respect to, or amend any agreements relating to, its capital stock or Indebtedness;

(e)           except as permitted by Section 2.5, amend, repeal or otherwise modify any provision of the SIC Charter, the SIC Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws in a manner that would adversely affect MCC, the stockholders of MCC or the transactions contemplated by this Agreement;

(f)            enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SIC Material Contract (or any contract that, if existing as of the date hereof, would be a SIC Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing SIC Material Contract that occurs automatically without any action (other than notice of renewal) by SIC or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any SIC Material Contract as required or necessitated to obtain any SIC Required Approval, or (C) the termination of a SIC Material Contract specifically contemplated by this Agreement;

(g)           form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary, in each case, other than a wholly-owned Subsidiary;

(h)           (i) materially amend any income Tax Return or any other material Tax Return, (ii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iii) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of SIC as a disregarded entity or partnership for U.S. federal income Tax purposes;

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(i)            take any action, or permit the taking of any action, that will result in SIC not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the Merger Consideration due at Closing;

(j)            enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

(k)            take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(l)            take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(m)          agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.3.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1           Regulatory and Other Matters.

(a)           The parties shall, and shall cause their respective Subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any Third Party or Governmental Entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the Required Approvals and other consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement. MCC and SIC shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to Applicable Laws relating to the confidentiality of information, all information relating to MCC or SIC, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with obtaining the Required Approvals. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable. The parties shall consult with each other with respect to the obtaining of the Required Approvals and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

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(b)          Without in any way limiting the foregoing Section 7.1(a):

(i)         SIC and MCC shall as promptly as reasonably practicable prepare and file with the SEC the Form N-14 Registration Statement. Each of SIC and MCC shall use its reasonable best efforts to have the Form N-14 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and MCC and SIC shall promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. SIC shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” Permits required to issue the Merger Shares, and MCC shall use reasonable best efforts to furnish all information concerning MCC and the holders of shares of MCC Common Stock as may be reasonably requested in connection with any such action. Each of SIC and MCC shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form N-14 Registration Statement or any other statement, filing, notice or application made by or on behalf of SIC, MCC or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and provide the other party with a reasonable opportunity to review and comment on any such document. The information supplied or to be supplied by either SIC or MCC, as the case may be, for inclusion in the Form N-14 Registration Statement shall not at the time the Form N-14 Registration Statement is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time each party shall notify the other party as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Form N-14 Registration Statement or in a supplement to the Joint Proxy Statement/Prospectus, and MCC and SIC shall cooperate in the prompt filing with the SEC of any necessary amendment to the Form N-14 Registration Statement or supplement to the Joint Proxy Statement/Prospectus and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of MCC and SIC and (ii) promptly after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Form N-14 Registration Statement or the Joint Proxy Statement/Prospectus, and shall promptly supply the other party with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(ii)        Each of SIC and MCC shall, if and to the extent required, file with the FTC and the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby if required by the HSR Act as promptly as reasonably practicable following the execution and delivery of this Agreement. Each of SIC and MCC shall (A) cooperate and coordinate with the other in the making of such filings (if required), (B) supply the other with any information that may be required in order to make such filings, (C) supply any additional information that reasonably may be required or requested by the FTC or the DOJ, and (D) take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the Merger as soon as practicable. Each of SIC and MCC shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

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(iii)       Promptly following the date hereof, the Parties will submit the application for the SEC Exemptive Relief to the Staff of the Division of Investment Management of the SEC and thereafter each Party shall provide all such supplemental information reasonably requested by the Staff in connection therewith and shall use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In the event the SEC conditions the granting of SEC Exemptive Relief upon a change to the transaction structure or other matters contemplated by this Agreement and the MDLY Merger Agreement, the Parties shall work together in good faith to make such changes and, if and to the extent necessary, to amend this Agreement to reflect such modified terms; provided, however, in no event shall any Party be obligated to agree to any term that adversely changes the economic terms of this Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor.

(c)           Subject to Applicable Law, each of SIC and MCC shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval may be materially delayed.

7.2          Access to Information.

(a)           Upon reasonable notice and subject to Applicable Laws relating to the confidentiality of information, each of MCC and SIC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under Applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither MCC nor SIC, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Applicable Law, fiduciary duty or binding confidentiality agreement with a Third Party entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

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(b)           MCC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 4.5(c) for MCC SEC Reports. SIC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 5.5(c) for SIC SEC Reports.

(c)           All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 16, 2018 (the “Confidentiality Agreement”).

(d)           Each party acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the other party, and in no event shall either party have any liability to the other party with respect to a breach of representation or warranty under this Agreement to the extent that the non-breaching party knew of such breach as of the date hereof.

7.3          MCC Stockholder Approval.

(a)           Subject to the earlier termination of this Agreement in accordance with Article IX, MCC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement, duly call, take any action required by the DGCL, the MCC Certificate or MCC Bylaws and any applicable requirements of the SEC or the NYSE necessary to give notice of, convene and hold, as promptly as practicable, MCC Stockholder Meeting for the purpose of obtaining MCC Stockholder Approval. The record date for MCC Stockholder Meeting shall be determined in prior consultation with and subject to the prior written approval of SIC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, MCC Board shall be permitted to adjourn, delay or postpone MCC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which MCC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by MCC’s stockholders prior to MCC Stockholder Meeting, (ii) if there are insufficient shares of MCC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of MCC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain MCC Stockholder Approval. Unless MCC Board has made a MCC Adverse Recommendation Change, MCC shall, through MCC Board, make MCC Board Recommendation, and shall include such MCC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from MCC stockholders proxies in favor of MCC Stockholder Approval, and (y) take all other action necessary or advisable to secure MCC Stockholder Approval.

(b)           Except as expressly permitted in Section 7.10(e), neither MCC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as an “MCC Adverse Recommendation Change”).

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7.4           SIC Stockholder Approval.

(a)           Subject to the earlier termination of this Agreement in accordance with Article IX, SIC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement, duly call, take any action required by the MGCL, the SIC Charter or SIC Bylaws and any applicable requirements of the SEC necessary to give notice of, convene and hold, as promptly as practicable, the SIC Stockholder Meeting for the purpose of obtaining the SIC Stockholder Approval. The record date for the SIC Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of MCC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the SIC Board shall be permitted to delay or postpone, and the duly appointed Chairman of the SIC Stockholder Meeting permitted to adjourn, the SIC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SIC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SIC’s stockholders prior to the SIC Stockholder Meeting, (ii) if there are insufficient shares of SIC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SIC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the SIC Stockholder Approval. Unless the SIC Board has made an SIC Adverse Recommendation Change, SIC shall, through the SIC Board, make the SIC Board Recommendation, and shall include such SIC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from SIC stockholders proxies in favor of the SIC Stockholder Approval, and (y) take all other action necessary or advisable to secure the SIC Stockholder Approval.

(b)           Except as expressly permitted in Section 7.10(e), neither the SIC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the SIC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of SIC shall have been commenced, a statement disclosing that SIC Board recommends rejection of such tender offer or exchange offer or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “SIC Adverse Recommendation Change”).

7.5          Exchange Listing. SIC shall (i) take all steps as may be reasonably necessary to cause the outstanding SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MDLY Merger to be listed for trading on the NYSE, and (ii) use its commercially reasonable efforts to cause the outstanding SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MDLY Merger to be listed for trading on the Tel Aviv Stock Exchange.

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7.6           Indemnification; Directors’ and Officers’ Insurance.

(a)           In the event of any threatened or actual Claim against any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MCC or any of its Subsidiaries or who is or was serving at the request of MCC or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MCC or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their commercially reasonable efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of this Agreement in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable Organizational Documents), and any existing indemnification agreements set forth in Section 7.6 of MCC Disclosure Schedule (as may be modified or amended as provided below), shall, notwithstanding that the separate corporate existence of MCC shall cease as of the Effective Time, survive the Merger as a contractual obligation of the Surviving Company and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of SIC pursuant to Section 7.7 hereof (provided, that such existing indemnification agreements may be amended prior to the Effective Time as expressly permitted by Section 6.2 of the MCC Disclosure Schedule, if such amendments are in form reasonably acceptable to SIC), it being understood that nothing in this sentence shall require any amendment to the articles or certificate of incorporation or bylaws as the Surviving Company.

(b)           For a period of six (6) years from the Closing Date, the Surviving Company, shall to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Party against all losses, Claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MCC or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of SIC pursuant to Section 7.7 hereof; provided, that the Surviving Company (i) shall not be liable for any amounts paid in the settlement of any Claim without its prior written consent, which shall not be unreasonably withheld, and (ii) shall be obligated to pay the fees and expenses of only one counsel for all Indemnified Parties with respect to any single Claim (each such counsel to be approved in advance by the Surviving Company, such consent not to be unreasonably withheld) unless the Surviving Company assumes the defense of such Claim, in which case it shall not be liable for any fees and expenses of counsel to the Indemnified Parties in respect of such Claim; provided that if an Indemnified Party determines in good faith that (a) the use of counsel chosen by the Surviving Company to represent such Indemnified Party would present such counsel with an actual or potential conflict, (b) the named parties in any such claim (including any impleaded parties) include both the Surviving Company and such Indemnified Party and such Indemnified Party shall conclude in good faith that there may be one or more legal defenses available to him or her that are different from or in addition to those available to the Surviving Company, (c) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, or (d) or such Indemnified Party has interests in the claim or underlying subject matter that are substantially different from or in addition to those of other Persons against whom the claim has been made or might reasonably be expected to be made, then such Indemnified Party shall be entitled to retain separate counsel (but not more than one law firm, plus, if applicable, local counsel in respect of any particular claim for all indemnitees in such Indemnified Party’s circumstances) at the Surviving Company’s expense to the extent of such counsel’s reasonable fees and expenses.

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(c)           MCC shall, at its sole cost, cause the individuals serving as officers and directors of MCC or any of its Subsidiaries immediately at or prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MCC through the purchase of so-called “tail” insurance with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such.

(d)           The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.7          Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at SIC’s sole expense, take all such necessary action as may be reasonably requested by SIC.

7.8           Advice of Changes. Each of SIC and MCC shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement that would result in the conditions to Closing set forth in Article VIII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

7.9           Exemption from Liability Under Section 16(b). Prior to the Effective Time, SIC and MCC shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of MCC Common Stock or conversion of any derivative securities in respect of such shares of MCC Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

7.10         No Solicitation.

(a)           Subject to Section 7.10(d), each of MCC and SIC shall, and shall use commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

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(b)           Until the earlier of the Effective Time and termination of this Agreement, each of MCC and SIC shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of receipt by it or any of its representatives of any Competing Proposal or any inquiry that could reasonably be expected to lead to a Competing Proposal, deliver to the other party a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of this Agreement) and (B) the material terms and conditions of any such Competing Proposal. MCC and SIC shall keep the other party reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two (2) Business Days thereafter.

(c)           Except as otherwise provided in this Agreement (including Section 7.10(d)), until the earlier of Effective Time and termination of this Agreement in accordance with its terms, each of MCC and SIC shall not, and shall not permit its Subsidiaries to, and shall use commercially reasonable efforts to cause its representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a Competing Proposal or (ii) engage in negotiations or discussions with, or furnish any material nonpublic information to, or enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal; provided however, that notwithstanding the foregoing, (A) each of MCC and SIC may inform Persons of the provisions contained in this Section 7.10, and (B) each of MCC and SIC shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any Third Party with respect to MCC or SIC, as applicable, in order to allow such Third Party to submit a Competing Proposal, if the MCC Board or SIC Board, as applicable, determines in good faith (after consultation with such party’s legal counsel) that a failure to take such action with respect to such “standstill” or similar obligation could reasonably be expected to be inconsistent with its duties under Applicable Law.

(d)           Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the date that MCC Stockholder Approval is obtained (in the case of MCC) or SIC Stockholder Approval is obtained (in the case of SIC), in the event that MCC (or its representatives on MCC’s behalf) or SIC (or its representatives on SIC’s behalf) receives a Competing Proposal from any Third Party, (i) MCC and its representatives or SIC and its representatives, as applicable, may contact such Third Party to clarify any ambiguous terms and conditions thereof (without the MCC Board or SIC Board, as applicable, being required to make the determination in clause (ii) of this Section 7.10(d)) and (ii) MCC and the MCC Board and its representatives or SIC and the SIC Board and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates if the MCC Board or SIC Board, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or SIC, as applicable, under Applicable Law; provided, that (x) such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 7.10, (y) prior to furnishing any material non-public information concerning MCC or SIC, as applicable, MCC or SIC, as applicable, receives from such Third Party, to the extent such Third Party is not already subject to a confidentiality agreement with MCC or SIC, as applicable, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to MCC or SIC, as the case may be, than those contained in the Confidentiality Agreement (unless MCC or SIC, as applicable, offers to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to MCC or the MCC Board or to SIC or the SIC Board, as the case may be) (an “Acceptable Confidentiality Agreement”) and (z) MCC or SIC, as the case may be, shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly provide or make available to the other party any material written non-public information concerning it that it provides to any Third Party given such access that was not previously made available to the other party or its representatives.

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(e)           Except as otherwise provided in this Agreement, (i) the MCC Board shall not effect an MCC Adverse Recommendation Change and the SIC Board shall not effect an SIC Adverse Recommendation Change (each, an “Adverse Recommendation Change”), (ii) MCC Board shall not approve or recommend, or allow MCC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), and (iii) the SIC Board shall not approve or recommend, or allow SIC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); provided however, that notwithstanding anything in this Agreement to the contrary, if at any time prior to the receipt of MCC Stockholder Approval (in the case of MCC) or the SIC Stockholder Approval (in the case of SIC), MCC or SIC, as the case may be, has received a Competing Proposal that its board of directors has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a Superior Proposal, the MCC Board or SIC Board, as applicable, may (x) make an Adverse Recommendation Change in connection with such Superior Proposal if the board of directors effecting the Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board or SIC Board, as applicable, under Applicable Law, and/or (y) authorize, adopt or approve such Superior Proposal and cause or permit MCC or SIC, as applicable, to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 9.1(g) or 9.1(i), as applicable, but in each case only after providing the Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and entering into good faith negotiations as required by Section 7.10(f).

(f)           Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 9.1(g) or Section 9.1(i), as applicable, may be effected, in each case until after the third (3rd) Business Day following receipt of written notice from the party intending to effect any Adverse Recommendation Change to the other party advising the other party that its board of directors intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or terminate this Agreement pursuant to Section 9.1(g) or 9.1(i), as applicable (a “Notice of Superior Proposal”), and specifying the reasons therefor, including, if the basis of the proposed action is a Superior Proposal, the material terms and conditions of any such Superior Proposal. At the option of the party not seeking to terminate this Agreement pursuant to Section 9.1(g) or 9.1(i), the parties shall negotiate in good faith during such period to amend this Agreement in such a manner that the offer that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal. In determining whether to make an Adverse Recommendation Change or in determining whether a Competing Proposal constitutes a Superior Proposal, the applicable board of directors shall take into account any revisions to the terms of this Agreement proposed in writing by the other party in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise. Any material amendment to such Superior Proposal shall require a new Notice of Superior Proposal and the applicable party shall be required to comply again with the requirements of this Section 7.10(f).

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(g)           Nothing in this Agreement shall restrict MCC or SIC from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with Applicable Law (it being agreed that a “stop, look and listen” communication by the MCC Board or SIC Board to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by MCC or SIC that describes MCC’s or SIC’s receipt, as applicable, of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change).

7.11        Treatment of Outstanding Indebtedness. On or prior to the Closing, MCC and SIC shall each use commercially reasonable efforts to take or cause to be taken all actions with respect to their respective Indebtedness and the Indebtedness of their respective Subsidiaries that is necessary or advisable in connection with the Merger, including without limitation, obtaining all necessary consents of the holders of such Indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such Indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MCC and SIC determine to be necessary or advisable in connection with such Indebtedness, including any assumption, refinancing or consolidation of such Indebtedness.

7.12        Takeover Statutes. The parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

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7.13        Dividend Reinvestment Plan; Stock Repurchases.

(a)           After the date of this Agreement, MCC shall terminate promptly any feature of its dividend reinvestment plan providing for the issuance of shares by MCC of MCC Common Stock.

(b)           After the date of this Agreement, SIC shall suspend promptly any share repurchase program or offers to repurchase.

7.14        Stockholder Litigation. Between the date hereof and the Effective Time, each party shall use commercially reasonably efforts to consult with the other party on outstanding litigation, including stockholder litigation regarding this Agreement or the Merger, provided, for the avoidance of doubt, that such other party shall have no right to participate in, or obligation to cooperate in, the defense of such litigation.

7.15        Interaction with MDLY Merger Agreement. Without the consent of MCC, SIC agrees that it will not agree to any waiver or amendment of the MDLY Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MCC and its stockholders under this Agreement and the MDLY Merger Agreement in any material respect.

7.16        Other Matters. On or prior to the Closing Date, MCC shall pay all accrued but unpaid fees payable to MCC Advisors LLC pursuant to the MCC Investment Management Agreement.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1          Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Stockholder Approval. (i) MCC Stockholder Approval shall have been obtained, and (ii) the SIC Stockholder Approval shall have been obtained.

(b)           Form N-14 Registration Statement. The Form N-14 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c)           Exchange Listing. The outstanding shares of SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MDLY Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d)           SEC Exemptive Relief. The SEC Exemptive Relief shall have been granted and be in full force and effect as of the Closing Date.

(e)           SBA Approval. MCC shall have obtained from the SBA such approvals as may be necessary for the SBA Debentures to remain outstanding in accordance with their terms following the Effective Time.

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(f)           Blue Sky Filings. SIC shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement.

(g)           No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(h)           HSR Act. Any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(i)            MDLY Merger. Each of the conditions to closing under the MDLY Merger Agreement shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the Merger.

(j)            New Investment Advisory Agreement. SIC and MCC Advisors LLC shall have executed and delivered the New Investment Advisory Agreement, to be effective as of the Effective Time, and such agreement shall have been approved by the SIC Board and received requisite SIC Stockholder Approval each in accordance with all applicable requirements of Section 15 of the Investment Company Act.

(k)           MCC Termination Agreement. MCC and MCC Advisors LLC shall have executed a termination agreement terminating the MCC Investment Management Agreement, effective as of the Closing Date.

(l)            SIC Termination Agreement. SIC and SIC Advisors shall have executed a termination agreement terminating the SIC Investment Advisory Agreement, effective as of the Closing Date.

(m)           Certain Third Party Consents. (i) SIC or MCC, as the case may be, shall have obtained the consents and approvals set forth on Schedule 8.1(m) attached hereto, and (ii) in connection with the MDLY Merger Agreement, MDLY shall have obtained the consents required by Section 8.1(k) of the MDLY Merger Agreement.

(n)           Accounting Treatment. The SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of the surviving company in the MDLY Merger shall, following the MDLY Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of SIC.

(o)           No Governmental Actions. There shall be no pending suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by SIC of any MCC Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or seeking to obtain from MCC or SIC any damages that are material in relation to MCC and its Subsidiaries taken as a whole, or (ii) seeking to prohibit SIC or any of its Subsidiaries from effectively controlling in any material respect the business or operations of MCC and its Subsidiaries.

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(p)           Section 368 Opinion. The parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

(q)           Director Resignation. The parties shall have received the resignation of Seth Taube from the SIC Board.

8.2          Conditions to Obligations of SIC. The obligation of SIC to effect the Merger is also subject to the satisfaction, or waiver by SIC, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of MCC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and SIC shall have received a certificate signed on behalf of MCC by the Chief Executive Officer or the Chief Financial Officer of MCC to the foregoing effect.

(b)           Performance of Obligations of MCC. MCC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and SIC shall have received a certificate signed on behalf of MCC by the Chief Executive Officer or the Chief Financial Officer of MCC to such effect.

(c)           Outstanding Indebtedness. MCC shall have delivered to SIC fully executed copies of all consents and approvals required in order to keep the amounts outstanding under the MCC Debt Documents, other than the MCC Revolving Loan Documents and the MCC Tem Loan Documents, outstanding following the Effective Time and to keep the MCC Debt Documents, other than the MCC Revolving Debt Documents and the MCC Term Loan Documents, in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

(d)           Final MCC Dividend. MCC shall have complied with Section 3.4(c) of this Agreement.

8.3          Conditions to Obligations of MCC. The obligation of MCC to effect the Merger is also subject to the satisfaction or waiver by MCC at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of SIC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and MCC shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to the foregoing effect.

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(b)           Performance of Obligations of SIC. SIC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement (other than its obligations under Section 7.15) at or prior to the Effective Time, and (ii) performed in all respects all obligations required to be performed by it under Section 7.15 at or prior to the Effective Time; and MCC shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to such effect.

(c)           Share Repurchase Program. SIC shall have terminated all share repurchase programs or offers to repurchase.

(d)           Outstanding Indebtedness.

(i)         SIC shall have taken all actions, and executed all documents, reasonably required of SIC by the MCC Debt Documents, other than the MCC Revolving Loan Documents and the MCC Term Loan Documents, in order to keep the Indebtedness outstanding under the MCC Debt Documents after the Effective Time and to keep the MCC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof;

(ii)        SIC shall have entered into amended and restated SIC Revolving Loan Documents and taken such other actions as may be required in order to assume the obligations under the MCC Revolving Loan Documents and the MCC Term Loan Documents and to keep such amounts outstanding as of the Effective Time; and

(iii)       SIC shall have taken all actions, and executed all documents, reasonably required of SIC in order to keep the Indebtedness represented by the SIC Debt Documents outstanding and the SIC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

8.4          Standard. No representation or warranty of MCC contained in Article IV or of SIC contained in Article V shall be deemed untrue, inaccurate or incorrect for purposes of Section 8.2(a) or 8.3(a), as applicable, under this Agreement, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of MCC, or Article V, in the case of SIC, has had or would reasonably be expected to have a Material Adverse Effect with respect to MCC or SIC, respectively (disregarding for purposes of this Section 8.4, except as it relates to Section 4.8 and Section 5.8, all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect” and words of similar import). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (i) Section 4.2(a) and Section 5.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 4.2(a) or Section 5.2(a), respectively, taken as a whole), and (ii) Sections 4.3(a) and 4.3(b)(i), in the case of MCC, and Sections 5.3(a) and 5.3(b)(i), in the case of SIC, shall be deemed untrue and incorrect if not true and correct in all material respects.

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8.5          Frustration of Closing Conditions. Neither MCC nor SIC may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable, to be satisfied if such failure was primarily caused by the party relying on such failure to perform any of its material obligations under this Agreement.

ARTICLE IX
TERMINATION AND AMENDMENT

9.1          Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the MCC Stockholder Approval or the SIC Stockholder Approval:

(a)           by mutual consent of MCC and SIC in a written instrument authorized by MCC Board and SIC Board;

(b)           by either MCC or SIC, if any Governmental Entity whose consent or approval is a condition to Closing set forth in Section 8.1 has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c)           by either MCC or SIC, if the Merger shall not have been consummated on or before March 31, 2019 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the Closing to occur by or prior to the Outside Date;

(d)           by either SIC or MCC, at any time prior to the Effective Time, in the event that (i) MCC or SIC, as the case may be, shall have failed to obtain the MCC Stockholder Approval or the SIC Stockholder Approval, as applicable, at the MCC Stockholder Meeting or the SIC Stockholder Meeting, respectively, at which a vote is taken on the Merger, or (ii) the MDLY Merger Agreement shall have been terminated;

(e)           by either MCC or SIC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MCC, in the case of a termination by SIC, or SIC, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2 or 8.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

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(f)           by SIC, (i) within ten (10) Business Days after MCC Board shall have effected an Adverse Recommendation Change prior to receipt of MCC Stockholder Approval, (ii) in the event MCC Board shall have approved or authorized MCC or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) MCC fails to include the MCC Board Recommendation in the Joint Proxy Statement/Prospectus;

(g)           by MCC, in the event that

(i)         (A) MCC shall have received a Superior Proposal, (B) subject to MCC’s compliance with its obligations under Section 7.10(f), MCC Board or any authorized committee thereof shall have authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, MCC pays SIC the Termination Fee contemplated by Section 9.4 and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii)        the MCC Board or any authorized committee thereof shall have effected an Adverse Recommendation Change in accordance with the terms of Section 7.10.

(h)            by MCC, (i) within ten (10) Business Days after the SIC Board shall have effected a SIC Adverse Recommendation Change prior to receipt of SIC Stockholder Approval, (ii) in the event the SIC Board shall have approved, or authorized SIC or any of its Subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) SIC fails to include the SIC Board Recommendation in the Joint Proxy Statement/Prospectus; or

(i)            by SIC, in the event that:

(i)         (A) SIC shall have received a Superior Proposal, (B) subject to SIC’s compliance with its obligations under Section 7.10(f), the SIC Board or any authorized committee thereof shall have authorized SIC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, SIC pays MCC the Termination Fee contemplated by Section 9.4 and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii)        the SIC Board or any authorized committee thereof shall have effected an Adverse Recommendation Change in accordance with the terms of Section 7.10.

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The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h) or (i) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2          Effect of Termination. In the event of termination of this Agreement by either MCC or SIC as provided in Section 9.1, this Agreement shall become void and have no effect, and none of MCC, SIC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 7.2(c), 9.2, 9.3, 9.4, and Article X shall survive any termination of this Agreement, and (ii) except as provided in Section 10.9(c), neither MCC nor SIC shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of this Agreement.

9.3          Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the Merger, and the fees of any HSR Act filing shall be borne equally by MCC and SIC.

9.4          Termination Fee.

(a)           In the event that this Agreement is terminated pursuant to Section 9.1(f) or Section 9.1(g) then, provided that SIC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, MCC will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, a fee in an amount equal to $6,000,000 (the “Termination Fee”).

(b)           In the event that this Agreement is terminated pursuant to Section 9.1(h) or Section 9.1(i) then, provided that MCC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, SIC will pay to MCC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(h) or Section 9.1(i), as applicable, the Termination Fee.

(c)           The Termination Fee, if applicable, shall be payable (i) no later than two Business Days after the date on which this Agreement is terminated by SIC pursuant to Section 9.1(f) or by MCC pursuant to Section 9.1(h), and (ii) immediately prior to the time of termination by MCC pursuant to Section 9.1(g) or by SIC pursuant to Section 9.1(i). The parties hereto acknowledge and hereby agree that in no event shall any party be required to pay a Termination Fee on more than one occasion.

(d)           Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement.

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9.5          Amendment. This Agreement may be amended by the parties, by action taken or authorized by MCC Board and SIC Board, at any time before or after receipt of MCC Stockholder Approval or SIC Stockholder Approval; provided, however, that after receipt of MCC Stockholder Approval or SIC Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval of the stockholders of MDLY or SIC under Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6          Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective board of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS

10.1         Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the matters set forth in Section 7.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2         Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)            if to MCC, to:

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Attention: Brook Taube

brook@mdly.com

with a copy to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attention: George Silfen

gsilfen@kramerlevin.com

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and

(b)           If to SIC, to:

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Attention: Oliver T. Kane

with a copy to:

Sullivan & Worcester LLP

1666 K Street, NW

Washington, DC 20006

Attention: David M. Leahy

e-mail: dleahy@sandw.com

10.3         Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” MCC Disclosure Schedule and the SIC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any Applicable Law.

10.4         Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.5         Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

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10.6         Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party irrevocably consents to service of process in the manner provided for by Applicable Law. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Applicable Law.

10.7         PUBLICITY. THE INITIAL PRESS RELEASE CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE A JOINT PRESS RELEASE. NEITHER MCC NOR SIC SHALL, AND NEITHER MCC NOR SIC SHALL PERMIT ANY OF ITS SUBSIDIARIES OR REPRESENTATIVES TO, ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT WITH RESPECT TO, OR OTHERWISE MAKE ANY PUBLIC STATEMENT CONCERNING, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT WITHOUT THE PRIOR WRITTEN CONSENT OF SIC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY MCC, OR MCC, IN THE CASE OF A PROPOSED ANNOUNCEMENT OR STATEMENT BY SIC; PROVIDED, HOWEVER, THAT EITHER PARTY MAY, AFTER PRIOR WRITTEN NOTICE TO THE OTHER PARTY , ISSUE OR CAUSE THE PUBLICATION OF ANY PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING TO THE EXTENT REQUIRED BY LAW OR BY THE RULES AND REGULATIONS OF THE NYSE; PROVIDED HOWEVER, THE PARTY ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING MUST CONSULT WITH THE OTHER PARTY BEFORE ISSUING SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING AND PROVIDE SUCH PARTY AN OPPORTUNITY TO REVIEW AND COMMENT UPON SUCH PRESS RELEASE OR OTHER PUBLIC ANNOUNCEMENT OR FILING, WHICH COMMENTS THE OTHER PARTY SHALL CONSIDER IN GOOD FAITH.

10.8         Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 7.6 only, SIC and MCC hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon such representations and warranties set forth herein. The parties hereto further agree that the rights of Third Party beneficiaries under Section 7.6 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

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10.9         Remedies.

(a)           Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)           The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in this Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.9(b), neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.9(b) shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 10.9(b) prior or as a condition to exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.9(b) or anything set forth in this Section 10.9(b) restrict or limit such party’s right to terminate this Agreement in accordance with Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

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(c)           Notwithstanding anything to the contrary in this Agreement, the parties hereto expressly acknowledge and agree that the remedies set forth in Section 9.4 shall be the sole and exclusive remedies available to SIC, in the event this Agreement is terminated under Section 9.1(f) or Section 9.1(g), and MCC, in the event this Agreement is terminated under Section 9.1(h) or Section 9.1(i). To the extent SIC or MCC is entitled to receive the Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by SIC or MCC, as applicable, or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of SIC nor any of its Affiliates, or MCC or any of its Affiliates, as applicable, or any other Person shall be entitled to bring or maintain any other Claim against MCC or SIC, as applicable, or any of their Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

10.10       Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11       Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDLEY CAPITAL CORPORATION
By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

SIERRA INCOME CORPORATION
By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

Signature Page

EXHIBIT A

[See attached.]

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INVESTMENT ADVISORY AGREEMENT

BETWEEN

SIERRA INCOME CORPORATION.

AND

MCC ADVISORS LLC

This Investment Advisory Agreement (the “Agreement”) is made as of [     ], by and between SIERRA INCOME CORPORATION, a Maryland corporation (the “Company”), and MCC ADVISORS LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company is a non-diversified, closed-end management investment company that intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “1940 Act”);

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (together with the rules promulgated thereunder, the “Advisers Act”);

WHEREAS, the Company desires to retain the Adviser to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth; and

WHEREAS, the Adviser is willing to provide investment advisory services to the Company in the manner and on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Adviser hereby agree as follows:

1. Duties of the Adviser.

(a) Retention of Adviser. The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board of Directors”), for the period and upon the terms herein set forth in accordance with:

(i) the investment objective, policies and restrictions that are set forth in the Company’s Registration Statement on Form N-2 as declared effective by the Securities and Exchange Commission (the “SEC”), as supplemented, amended or superseded from time to time (the “Registration Statement”);

(ii) during the term of this Agreement, all other applicable federal and state laws, rules and regulations, and the Company’s articles of incorporation, as further amended from time to time (“Articles of Incorporation”);

(iii) such investment policies, directives, regulatory restrictions as the Company may, from time to time, establish or issue and communicate to the Adviser in writing; and

(iv) the Company’s compliance policies and procedures as applicable to the Company’s investment adviser and as administered by the Company’s chief compliance officer.

(b) Responsibilities of Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(i) determine the composition and allocation of the Company’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes;

(ii) identify, evaluate and negotiate the structure of the investments made by the Company;

(iii) perform due diligence on prospective portfolio companies;

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(iv) execute, close, service and monitor the Company’s investments;

(v) determine the securities and other assets that the Company shall purchase, retain, or sell;

(vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds; and

(vii) to the extent permitted under the 1940 Act and the Advisers Act, on the Company’s behalf, and in coordination with any Sub-Adviser (as defined below) and administrator, provide significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance under the 1940 Act, including utilizing appropriate personnel of the Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation.

(c) Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Company hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority to act on behalf of the Company to effectuate investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to acquire debt financing, the Adviser shall use commercially reasonable efforts to arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board of Directors. If it is necessary for the Adviser to make investments on behalf of the Company through a special purpose vehicle, the Adviser shall have authority to create, or arrange for the creation of, such special purpose vehicle and to make investments through such special purpose vehicle in accordance with applicable law. The Company also grants to the Adviser power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement.

(d) Acceptance of Appointment. The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein.

(e) Sub-Advisers. The Adviser is hereby authorized to enter into one or more sub-advisory agreements (each a “Sub-Advisory Agreement”) with other investment advisers (each a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder, subject to the oversight of the Adviser and/or the Company, with the scope of such services and oversight to be set forth in each Sub-Advisory Agreement.

(i) The Adviser and not the Company shall be responsible for any compensation payable to any Sub-Adviser; provided, however, that the Adviser shall have the right to direct the Company to pay directly any Sub-Adviser but only with respect to the amounts due and payable to such Sub-Adviser from the fees and expenses payable to the Adviser under this Agreement.

(ii) Any Sub-Advisory Agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act and the Advisers Act, including without limitation, the requirements of the 1940 Act relating to Board of Directors and Company stockholder approval thereunder, and other applicable federal and state law.

(iii) Any Sub-Adviser shall be subject to the same fiduciary duties as are imposed on the Adviser pursuant to this Agreement, the 1940 Act and the Advisers Act, as well as other applicable federal and state law.

(f) Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(g) Record Retention. Subject to review by and the overall control of the Board of Directors, the Adviser shall maintain and keep all books, accounts and other records of the Adviser that relate to activities performed by the Adviser hereunder as required under the 1940 Act and the Advisers Act. The Adviser agrees that all records that it maintains and keeps for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered to the Company upon the termination of this Agreement or otherwise on written request by the Company. The Adviser further agrees that the records that it maintains and keeps for the Company shall be preserved in the manner and for the periods prescribed by the 1940 Act, unless any such records are earlier surrendered as provided above. The Adviser shall have the right to retain copies, or originals where required by Rule 204-2 promulgated under the Advisers Act, of such records to the extent required by applicable law, subject to observance of its confidentiality obligations under this Agreement. The Adviser shall maintain records of the locations where books, accounts and records are maintained among the persons and entities providing services directly or indirectly to the Adviser or the Company.

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(h) State Administrator. The Adviser shall, upon by request by an official or agency administering the securities laws of a state, province, or commonwealth (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to Company stockholders pursuant to this Agreement, the Registration Statement and applicable federal and state law.

(i) Fiduciary Duty: It is acknowledged that the Adviser shall have a fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Company. The Adviser shall not, by entry into an agreement with any stockholder of the Company or otherwise, contract away the fiduciary obligation owed to the Company and the Company’s stockholders under common law or otherwise.

2. Expenses Payable by the Company.

(a) Adviser Personnel. All investment personnel of the Adviser, when and to the extent engaged in providing investment advisory services and managerial assistance hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company.

(b) Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Section 2(c), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including, without limitation, costs and expenses relating to: all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services hereunder by the Adviser; organizational and offering expenses; corporate and organizational expenses relating to offerings of shares of the Company’s common stock, subject to limitations included in the Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation firms; offerings of the Corporation’s common stock and other securities; fees and expenses associated with performing due diligence reviews of prospective investments; transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events); federal and state registration fees; all costs of registration and listing the Corporation’s shares on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; brokerage commissions for the Company’s investments; costs of proxy statements, stockholders’ reports and notices; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs such as printing, mailing, long distance telephone and staff costs associated with the Company’s reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act of 2002; fees and expenses associated with accounting, independent audits and outside legal costs; and all other expenses incurred by the Company’s Adviser, any Sub-Adviser or the Company in connection with administering the Company’s business, including expenses incurred by the Company’s administrator in performing administrative services for the Company, and the reimbursement of the compensation of the Company’s chief financial officer and chief compliance officer and their respective staffs paid by the Company’s administrator.

(c) Limitations on Reimbursement of Expenses.

(i) In addition to the compensation paid to the Adviser pursuant to Section 3, the Company shall reimburse the Adviser for all expenses of the Company incurred by the Adviser as well as the actual cost of goods and services used for or by the Company and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Company; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Company would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

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(A) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

(B) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of the Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in the Adviser (or any person having the power to direct or cause the direction of the Adviser, whether by ownership of voting securities, by contract or otherwise).

(d) Periodic Reimbursement.

Expenses incurred by the Adviser on behalf of the Company and payable pursuant to this section shall be reimbursed no less than monthly to the Adviser. The Adviser shall prepare a statement documenting the expenses of the Company and the calculation of the reimbursement and shall deliver such statement to the Company prior to full reimbursement.

3. Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser may, in its sole discretion, elect or agree to temporarily or permanently waive, defer, reduce or modify, in whole or in part, the Base Management Fee and/or the Incentive Fee. Any of the fees payable to the Adviser under this Agreement for any partial month or calendar quarter shall be appropriately prorated. The fees payable to the Adviser as set forth in this Agreement shall be calculated using a detailed calculation policy and procedures approved by the Adviser and the Board of Directors, including a majority of the Independent Directors (as defined below), and shall be consistent with the calculation of such fees as set forth in this Section. See Appendix A for examples of how these fees are calculated.

(a) Base Management Fee. The Base Management Fee will be calculated at an annual rate of 1.75% of gross assets payable quarterly in arrears. For purposes of calculating the Base Management Fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. For the first quarter of the Company’s operations, the Base Management Fee will be calculated based on the initial value of the Company’s gross assets. Subsequently, the Base Management Fee will be calculated based on the Company’s gross assets at the end of each completed calendar quarter. Base Management Fees for any partial quarter will be appropriately prorated.

(b) Incentive Fee.

The Incentive Fee will be divided into two parts: (1) a subordinated incentive fee on income, and (2) an incentive fee on capital gains. Each part of the Incentive Fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and shall be determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•	No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter (the “quarterly preferred return”).

•	For any quarter in which pre-incentive fee net investment income exceeds the quarterly preferred return, but is less than or equal to 2.1875% of our net assets at the end of the immediately preceding fiscal quarter (the “catch up”), the subordinated incentive fee on income shall equal 100% of pre-incentive fee net investment income.

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•	For any quarter in which pre-incentive fee net investment income exceeds 2.1875% of our net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of pre-incentive fee net investment income.

•	“Pre-incentive fee net investment income” is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus operating expenses for the quarter, including the Base Management Fee, expenses payable to the Company’s administrator, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The incentive fee on capital gains will be earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which this Agreement is in effect. If this Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee is equal to 20% of realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

(c) Waiver or Deferral of Fees.

The Adviser shall have the right to elect to waive or defer all or a portion of the Base Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any month, calendar quarter or year shall be deferred without interest and may be paid over in any such other month prior to the occurrence of the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

4. Covenant of the Adviser.

(a) Registration of Adviser

The Adviser covenants that it is or will be registered as an investment adviser under the Advisers Act on the effective date of this Agreement as set forth in Section 9 herein, and shall maintain such registration until the expiration or termination of this Agreement. The Adviser agrees that its activities shall at all times comply in all material respects with all applicable federal and state laws governing its operations and investments. The Adviser agrees to observe and comply with applicable provisions of the code of ethics adopted by the Company pursuant to Rule 17j-1 under the 1940 Act, as such code of ethics may be amended from time to time.

(b) Reports to Stockholders.

The Adviser shall prepare or shall cause to be prepared and distributed to stockholders during each year the following reports of the Company (either included in a periodic report filed with the SEC or distributed in a separate report):

(i) Quarterly Reports. Within 60 days of the end of each quarter, a report containing the same financial information contained in the Company’s Quarterly Report on Form 10-Q filed by the Company under the Securities Exchange Act of 1934, as amended.

(ii) Annual Report. Within 120 days after the end of the Company’s fiscal year, an annual report containing:

(A) A balance sheet as of the end of each fiscal year and statements of income, equity, and cash flow, for the year then ended, all of which shall be prepared in accordance with generally accepted accounting principals and accompanied by an auditor’s report containing an opinion of an independent certified public accountant;

(B) A report of the activities of the Company during the period covered by the report;

(C) Where forecasts have been provided to the Company’s shareholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report;

(D) A report setting forth distributions by the Company for the period covered thereby and separately identifying distributions from (i) cash flow from operations during the period; (ii) cash flow from operations during a prior period which have been held as reserves; and (iii) proceeds from disposition of Company assets.

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(iii) Previous Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report, prepared in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports, and distributed to stockholders not less than annually, containing an itemized list of the costs reimbursed to the Adviser for the previous fiscal year. The special report shall at a minimum provide:

(A) A review of the time records of individual employees, the costs of whose services were reimbursed; and

(B) A review of the specific nature of the work performed by each such employee.

(iv) Proposed Reimbursement Reports. The Adviser shall prepare or shall cause to be prepared a report containing an itemized estimate of all proposed expenses for which it shall receive reimbursements pursuant to Section 2(c) of this Agreement for the next fiscal year, together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser.

(c) Reports to State Administrators.

The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it to such State Administrator.

(d) Recommendations Regarding Reviews.

From time to time and not less than quarterly, the Adviser must review the Company’s accounts to determine whether cash distributions are appropriate. The Company may, subject to authorization by the Board of Directors, distribute pro rata to the stockholders funds received by the Company which the Adviser deems unnecessary to retain in the Company.

(e) Temporary Investments.

The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Company into short term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Company and the nature, timing and implementation of any changes thereto pursuant to Section 1(b); provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Company securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Company as a return of capital without deduction of Front End Fees (as defined below).

5. Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account factors, including without limitation, price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Company. Notwithstanding the foregoing, with regard to transactions with or for the benefit of the Company, the Adviser may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent this restriction.

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6. Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to or different from those of the Company, and nothing in this Agreement shall limit or restrict the right of any officer, director, stockholder (and their stockholders or members, including the owners of their stockholders or members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services set forth herein. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

7. Indemnification.

(a) Indemnification. Subject to Section 8, the Adviser, any Sub-Adviser, each of their directors, officers, stockholders or members (and their stockholders or members, including the owners of their stockholders or members), agents, employees, controlling persons (as determined under the 1940 Act (“Controlling Persons”)) and any other person or entity affiliated with, or acting on behalf of, the Adviser or any Sub-Adviser (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser or any Sub-Adviser in connection with the performance of any of their duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) (“Losses”) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Indemnified Parties’ duties or obligations under this Agreement, any Sub-Advisory Agreement, or otherwise as an investment adviser of the Company to the extent such Losses are not fully reimbursed by insurance and otherwise to the fullest extent such indemnification would not be inconsistent with the Articles of Incorporation, the 1940 Act, or the laws of the State of Maryland law.

(b) Advancement of Funds. The Company shall be permitted to advance funds to the Indemnified Parties for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought only if all of the following conditions are met:

(i) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

(ii) the Indemnified Party provides the Company with written affirmation of the Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Company;

(iii) The legal action is initiated by a third party who is not a Company stockholder, or the legal action is initiated by a Company stockholder and a court of competent jurisdiction specifically approves such advancement; and

(iv) The Indemnified Party provides the Company with a written agreement to repay the advanced funds to the Company, allocated as advanced, together with the applicable legal rate of interest thereon, in cases in which the Indemnified Party is not found to be entitled to indemnification pursuant to a final, non-appealable decision of a court of competent jurisdiction.

(c) The Adviser shall indemnify the Company, and its affiliates and Controlling Persons, for any Losses that the Company or its Affiliates and Controlling Persons may sustain as a result of the Adviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws.

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8. Limitation on Indemnification.

Notwithstanding Section 7(a) to the contrary, the Company shall not provide for indemnification of the Indemnified Parties for any liability or loss suffered by the Indemnified Parties, nor shall the Company provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met:

(i) the Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company;

(ii) the Indemnified Party was acting on behalf of or performing services for the Company;

(iii) such liability or loss was not the result of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties by the Indemnified Party; and

(iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from stockholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met:

(i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations;

(ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

(iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

9. Effectiveness, Duration and Termination of Agreement.

(a) Term and Effectiveness. This Agreement shall become effective as of [     ]. Once effective, this Agreement shall remain in effect for two years, and thereafter shall continue automatically for successive one-year periods, provided that such continuance is specifically approved at least annually by: (i) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Company’s directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party (“Independent Directors”), in accordance with the requirements of the 1940 Act.

(b) Termination. This Agreement may be terminated at any time, without the payment of any penalty: (i) by the Company upon 60 days’ prior written notice to the Adviser: (A) upon the vote of a majority of the outstanding voting securities of the Company (as defined in Section 2(a)(42) of the 1940 Act) or (B) by the vote of the Company’s Independent Directors; or (ii) by the Adviser upon not less than 120 days’ prior written notice to the Company. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of construing Section 15(a)(4) of the 1940 Act). The provisions of Sections 8 and 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement.

(c) Payments to and Duties of Adviser Upon Termination.

(i) After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder except that it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees.

(ii) The Adviser shall promptly upon termination:

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(a) deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors;

(b) deliver to the Board of Directors all assets and documents of the Company then in custody of the Adviser; and

(c) cooperate with the Company to provide an orderly transition of services.

10. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at the address listed below or at such other address for a party as shall be specified in a notice given in accordance with this Section.

11. Amendments.

This Agreement may be amended by mutual written consent of the parties, subject to the provisions of the 1940 Act.

12. Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

13. Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto and the provisions of Section 7, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act and the Advisers Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the 1940 Act or the Advisers Act, the latter shall control. Any reference in this Agreement to a statute or provision of the 1940 Act shall be construed to include any successor statute or provision to such statute or provision and any reference to any rule promulgated under the Advisers Act shall be construed to include any successor promulgated rule.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

SIERRA INCOME CORPORATION,
a Maryland corporation

By:	/s/
Name: Seth Taube
Title: Chief Executive Officer

MCC ADVISORS LLC,
a Delaware limited liability company

By:	/s/
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

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Appendix A

Below are examples of the two-part incentive fee:

Example Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions

First Quarter:	Pre-incentive fee net investment income equals 0.5500%.

Second Quarter:	Pre-incentive fee net investment income equals 1.9500%.

Third Quarter:	Pre-incentive fee net investment income equals 2.800%.

The subordinated incentive fee on income in this example would be:

First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Second Quarter:	Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return of 1.95%.

Third Quarter:	Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up.”

Example Incentive Fee on Capital Gains (Millions)
Alternative 1 — Assumptions

Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)

Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3:	FMV of Investment B determined to be $25 million

Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1:	None, because no investments were sold

Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3:	None, because no investments were sold

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Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1:	$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:	Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:	FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million

Year 5:	Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:

Year 1:	None, because no investments were sold

Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))

Year 3:	$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains received in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only

Year 5:	None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:	$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

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Exhibit 2.2

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

MEDLEY MANAGEMENT INC.

SIERRA INCOME CORPORATION

and

SIERRA MANAGEMENT, INC.

DATED AS OF AUGUST 9, 2018

Exhibit A	Tax Receivable Termination Agreement

Exhibit B-1	Form of Employment Agreement

Exhibit B-2	Employees and Economic Terms

2

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 9, 2018 (this “Agreement”), by and among Medley Management Inc., a Delaware corporation (“MDLY”), Sierra Income Corporation, a Maryland corporation (“SIC”) and Sierra Management, Inc., a Delaware corporation and wholly-owned subsidiary of SIC (“Merger Sub”).

RECITALS:

WHEREAS, the board of directors of MDLY (the “MDLY Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “MDLY Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the merger of MDLY with and into Merger Sub, with Merger Sub as the surviving company (the “Merger” and Merger Sub, in its capacity as the surviving company in the Merger, sometimes referred to herein as the “Surviving Company”), are advisable and fair to, and in the best interests of, MDLY and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of MDLY for its adoption, and (iv) recommended that the stockholders of MDLY approve the adoption of this Agreement;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the sole stockholder of Merger Sub for its adoption, and (iv) recommended that the sole stockholder of Merger Sub approve the adoption of this Agreement;

WHEREAS, the board of directors of SIC (the “SIC Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “SIC Special Committee”), has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, SIC and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of SIC for its adoption, and (iv) recommended that the stockholders of SIC approve the adoption of this Agreement;

WHEREAS, for federal income Tax purposes, it is the intent of the parties hereto that the Merger shall qualify as a “reorganization” under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for such purposes;

WHEREAS, contemporaneously herewith, SIC and Medley Capital Corporation (“MCC”) are entering into a merger agreement (the “MCC Merger Agreement”) pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into SIC, with SIC as the surviving company in the merger (the “MCC Merger” and, together with the Merger, the “Mergers”);

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WHEREAS, the Mergers are part of an integrated transaction designed to combine the BDC operations of SIC and MCC and internalize the investment management function relating to the operation of SIC, as the surviving company in the MCC Merger;

WHEREAS, notwithstanding the foregoing internalization of the investment management function, effective as of Closing, SIC, as the surviving company in the MCC Merger, will enter into an investment management agreement with MCC Advisors LLC, on the terms set forth in the MCC Merger Agreement;

WHEREAS, Eversheds Sutherland, on behalf of the parties hereto and MCC, has been in ongoing discussions with the Securities and Exchange Commission (“SEC”) concerning the filing of an application with the SEC to obtain the SEC Exemptive Relief (as defined herein) and each of the parties hereto and MCC intends to file such application with the SEC promptly as soon as practical following the date hereof and intends that the Mergers not be consummated unless and until the SEC Exemptive Relief is granted to the parties;

WHEREAS, the parties are entering into this Agreement and the MCC Merger on the expectation that the SEC will confirm in a manner reasonably acceptable to the parties that the equity of the Surviving Company, following the Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that the Surviving Company’s financial results will not be consolidated into the financial statements of SIC; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

Article I

DEFINED TERMS

1.1       For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 7.11(d).

“Adverse Recommendation Change” has the meaning set forth in Section 7.11(e).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that in no event shall the term “Affiliate” include any portfolio company of SIC.

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“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alpine Funding Loan Documents” means that certain Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as Administrative Agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as Portfolio Manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto.

“Amended and Restated Charter” has the meaning set forth in Section 2.6(b).

“Applicable Law” means, with respect to a specified Person, any federal, state, local, municipal, or foreign constitution, treaty, law (including the common law), statute, code, ordinance, rule, regulation, permit, approval, judgment, order, writ, decree or injunction applicable to the specified Person.

“Arbor Funding Debt Documents” means, collectively, (i) ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A., and (ii) Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.3(a).

“BDC” has the meaning set forth in Section 2(a)(48) of the Investment Company Act.

“Book-Entry Shares” means shares of MDLY Common Stock in non-certificated form represented by book entry.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Cash Consideration” has the meaning set forth in Section 2.4(c).

“Certificate” has the meaning set forth in Section 2.4(e).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Claim” means any claim, action, suit, proceeding or investigation, whether civil, arbitral, criminal or administrative.

“Class A Common Stock” means the shares of Class A Common Stock, par value $0.01 per share, of MDLY.

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“Class A Unit Award Agreements” means the Class A Unit Award Agreements under the Fourth Amended and Restated Limited Liability Company Agreement of Medley LLC between various participants and Medley LLC.

“Class B Common Stock” means the shares of Class B Common Stock, par value $0.01 per share, of MDLY.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“CNB Credit Facility” means the credit facility evidenced by (i) the Credit Agreement, dated as of August 19, 2014, among Medley LLC, the lenders party thereto and City National Bank; (ii) Amendment Number One and Consent dated as of August 12, 2015 to the Credit Agreement, dated as of August 19, 2014, among Medley LLC, the lenders party thereto and City National Bank; (iii) Amendment Number Two dated as of May 3, 2016 to the Credit Agreement, dated as of August 19, 2014, among Medley LLC, the lenders party thereto and City National Bank; (iv) Amendment Number Three to Credit Agreement, dated as of September 22, 2017, by and among the lenders identified on the signatures pages thereto, City National Bank and Medley LLC; and (v) the Guarantee and Collateral Agreement, dated as of August 19, 2014, among Medley LLC, the subsidiary guarantors party thereto and City National Bank, in each case as amended and in effect on the date hereof.

“Code” has the meaning set forth in the Recitals to this Agreement.

“Competing Proposal” means any inquiry, proposal or offer made by any Third Party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of MDLY or SIC, as applicable, or (ii) any one or more assets or businesses of MDLY or its Subsidiaries or SIC or its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MDLY and its Subsidiaries, taken as a whole, or SIC and its Subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or SIC, in each case other than the Merger and the other transactions to occur at Closing in accordance with this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 7.2(c).

“Delaware Courts” has the meaning set forth in Section 10.6.

“Delaware Secretary” has the meaning set forth in Section 2.2

“DGCL” means the General Corporation Law of the State of Delaware.

“Disqualifying Event” means any of the disqualifying events listed in Section 506 of Regulation D under the Securities Act.

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“Dissenting Shares” means shares of MDLY Common Stock issued and outstanding immediately prior to the Effective Time that are held by a holder who has not voted in favor of the Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares shall cease to be Dissenting Shares).

“DOJ” means the Antitrust Division of the United States Department of Justice.

“DTC” has the meaning set forth in Section 3.4(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Employment Agreements” has the meaning set forth in Section 7.16.

“Environmental Laws” means, collectively, with respect to a specified Person, any and all environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature with respect to any real property owned by the specified Person or its Subsidiaries seeking to impose, or that are reasonably likely to result in, any liability or obligation of the specified Person or any of its Subsidiaries arising under any local, state or federal environmental, health or safety statute, regulation, ordinance, or other requirement of any Governmental Entity, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any similar state laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with any entity, would be deemed to be a “single employer” with such entity within the meaning of Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2.

“Exchange Agent Agreement” has the meaning set forth in Section 3.2.

“Exchange Fund” has the meaning set forth in Section 3.3.

“Excluded MDLY Shares” means, collectively, the shares of MDLY Common Stock owned by (a) MDLY, (b) SIC or (c) any wholly-owned Subsidiary of MDLY or SIC.

“First Special Dividend” has the meaning set forth in Section 2.10(a).

“First Special Dividend Amount” has the meaning set forth in Section 2.10(a).

“First Special Dividend Shortfall” the result of (a) $0.35, minus (b) the First Special Dividend Amount.

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“Form N-14 Registration Statement” has the meaning set forth in Section 4.4(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Entity” means any federal, state, provincial or local government or any court, administrative or regulatory agency or commission or other governmental or quasi-governmental authority, department, bureau, office, commission, organization, official or agency, domestic or foreign.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) and any accrued interest or prepayment premiums related thereto (for the avoidance of doubt, excluding trade accounts payable or similar obligations to creditors for goods or services, operating leases and other customary reservations or retentions under agreements with suppliers); (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person, including earn-outs; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property to such Person to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) all net obligations under any interest rate swap agreements or interest rate hedge agreements; or (f) indebtedness of others as described in clauses (a) through (e) above in any manner guaranteed by such Person or for which it is or may become contingently liable (but excluding any non-recourse carve-out guaranties, environmental indemnities or similar guaranties).

“Indemnified Parties” has the meaning set forth in Section 7.7(a).

“Intellectual Property Rights” means, collectively, all trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets, software and other similar rights.

“Investment Advisory Agreements” means the MCC Investment Management Agreement and the SIC Investment Advisory Agreement.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service.

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“Joint Proxy Statement/Prospectus” has the meaning set forth in Section 4.4(a).

“Letter of Transmittal” has the meaning set forth in Section 3.4(a).

“Liens” means liens, pledges, mortgages, charges, Claims and security interests and similar encumbrances.

“Material Adverse Effect” means, with respect to SIC or MDLY, as the case may be, any occurrence, change, event, effect or development that, individually, or taken together with all other occurrences, changes, events, effects or developments, has or would reasonably be likely to have, a material adverse effect on (a) the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this subsection (a), the determination of whether a “Material Adverse Effect” exists or has occurred shall not include effects to the extent attributable to (i) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable generally to companies in the industry in which such party and its Subsidiaries operate, (ii) changes, after the date hereof, in laws, rules or regulations or interpretations thereof of general applicability to companies in the industry in which such party and its Subsidiaries operate, (iii) actions or omissions taken with the prior written consent of the other party, (iv) changes, after the date hereof, in global or national political conditions or general economic or market conditions generally affecting other companies in the industry in which such party and its Subsidiaries operate, (v) conditions arising out of acts of terrorism, war, weather conditions or other force majeure events, (vi) the public disclosure of this Agreement or the transactions contemplated hereby, (vii) any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of the such party) arising out of or related to this Agreement or any of the transactions contemplated hereby, except, with respect to clauses (i), (ii), (iv) and (v), to the extent that the effects of such change are disproportionately adverse to the financial condition, results of operations, properties, assets or business of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

“MCC” has the meaning set forth in the Recitals to this Agreement.

“MCC Administration Agreement” means that certain Administration Agreement by and between MCC and MCC Advisors LLC dated as of January 19, 2011.

“MCC Investment Management Agreement” means that certain Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors LLC dated January 19, 2014.

“MCC Merger” has the meaning set forth in the Recitals to this Agreement.

“MCC Merger Agreement” has the meaning set forth in the Recitals to this Agreement.

“MCC Related Agreements” means the MCC Investment Management Agreement and the MCC Administration Agreement.

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“MDLY” has the meaning set forth in the preamble to this Agreement.

“MDLY Adverse Recommendation Change” has the meaning set forth in Section 7.3(b).

“MDLY Adviser” has the meaning set forth in Section 4.23(a).

“MDLY Adviser Regulation D Covered Persons” has the meaning set forth in Section 4.23(c).

“MDLY Benefit Plans” has the meaning set forth in Section 4.20(a).

“MDLY Board” has the meaning set forth in the Recitals to this Agreement.

“MDLY Board Recommendation” has the meaning set forth in Section 4.3(a).

“MDLY Bylaws” means the bylaws of MDLY, as amended and/or restated through the date hereof.

“MDLY Certificate” means the certificate of incorporation of MDLY, as amended and/or restated through the date hereof.

“MDLY Common Stock” means, collectively, the Class A Common Stock and the Class B Common Stock.

“MDLY Contracts” has the meaning set forth in Section 4.3(b).

“MDLY Disclosure Schedule” means that certain disclosure schedule delivered by MDLY to SIC and Merger Sub prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article IV of this Agreement or as an exception to one or more representations or warranties contained in Article IV of this Agreement, or to one or more of MDLY’s covenants contained in this Agreement.

“MDLY Material Contract” has the meaning set forth in Section 4.12(b).

“MDLY Matters” means, collectively, (i) the Merger, and (ii) any other matters required to be approved or adopted by the stockholders of MDLY in order to effect the Merger and the other transactions contemplated by this Agreement.

“MDLY Pre-Meeting Offeror” has the meaning set forth in Section 9.4(c).

“MDLY Regulatory Agreement” has the meaning set forth in Section 4.5(b).

“MDLY Related Agreements” means, collectively, the MCC Related Agreements and the SIC Related Agreements.

“MDLY Required Approvals” has the meaning set forth in Section 4.4(a).

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“MDLY RIC Fund” means any investment vehicle that is registered under the Investment Company Act and/or has elected to be regulated as a BDC and, in each case, that is a client to which MDLY or any of its Subsidiaries provides investment advisory or investment management services.

“MDLY RSUs” has the meaning set forth in Section 2.5(b).

“MDLY SEC Reports” has the meaning set forth in Section 4.5(c).

“MDLY Special Committee” has the meaning set forth in the Recitals.

“MDLY Stock Plan” means the Medley Management Inc. 2014 Omnibus Incentive Plan.

“MDLY Stockholder Approval” has the meaning set forth in Section 4.3(a).

“MDLY Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“MDLY Subsidiary Partnership” has the meaning set forth in Section 4.10(e).

“MDLY Tax Protection Agreements” has the meaning set forth in Section 4.10(e).

“MDLY Voting Debt” means bonds, debentures, notes or other Indebtedness of MDLY having the right to vote on any matters on which stockholders of MDLY may vote.

“Medley LLC Debt Documents” means, collectively, (i) the Indenture dated as of August 9, 2016 between Medley LLC and U.S. Bank National Association, (ii) the First Supplemental Indenture dated as of August 9, 2016, between Medley LLC and U.S. Bank National Association (iii) the Second Supplemental Indenture dated as of October 18, 2016, between Medley LLC and U.S. Bank National Association; (iv) the Third Supplemental Indenture, dated January 18, 2017, between Medley LLC and U.S. Bank National Association; and (v) the Fourth Supplemental Indenture, dated February 22, 2017, between Medley LLC and U.S. Bank National Association.

“Medley LLC Exchange Agreement” means that certain Exchange Agreement dated as of September 23, 2014 by and among MDLY, Medley LLC and the holders of Units parties thereto.

“Medley LLC Outstanding Indebtedness” means all principal, interest, fees and other amounts outstanding under the Medley LLC Debt Documents.

“Medley Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of September 23, 2014, by and among MDLY, Medley LLC and the holders of Units parties thereto.

“Medley Restricted Units” has the meaning set forth in Section 2.5(a).

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 2.4(c).

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“Merger Shares” has the meaning set forth in Section 2.4(c).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Merger Sub Board” has the meaning set forth in the Recitals to this Agreement.

“Merger Sub Bylaws” has the meaning set forth in Section 2.6(a).

“Merger Sub Certificate” has the meaning set forth in Section 2.6(a).

“Merger Sub Common Stock” means common stock, par value $0.001 per share, of Merger Sub.

“MGCL” means the Maryland General Corporation Law.

“Notice of Adverse Recommendation” has the meaning set forth in Section 7.11(f).

“Notice of Superior Proposal” has the meaning set forth in Section 7.11(f).

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to a Person other than a natural person, (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the certificate of formation or articles of organization and operating agreement of a limited liability company; (iii) the partnership agreement and any statement of partnership of a general partnership; (iv) the certificate of limited partnership and limited partnership agreement of a limited partnership; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person; (vi) any stockholder or similar agreement among holders of securities of an issuer; and (vii) any amendment to any of the foregoing.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Permit” means any license, permit, variance, exemption, franchise, consent, approval, authorization, qualification, or order of any Governmental Entity.

“Permitted Liens” means (i) Liens for Taxes and other statutory Liens securing payments not yet due and payable, (ii) Liens arising under the Medley LLC Debt Documents or SIC Debt Documents, as applicable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

“Person” means a natural person, corporation, partnership, limited liability company, association, trust, joint venture, estate, sole proprietorship, unincorporated organization, other entity, organization, group (as defined in Section 13(d) of the Exchange Act), or any other business entity or any Governmental Entity, including a government or political subdivision or an agency or instrumentality thereof.

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“Required Approvals” has the meaning set forth in Section 5.4(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 13E-3” has the meaning set forth in Section 4.4(a).

“SEC” means the United States Securities and Exchange Commission.

“SEC Exemptive Relief” means an exemptive order from the SEC granting relief to SIC, MCC and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to contemplate the transactions contemplated by this Agreement and the MCC Merger Agreement and to thereafter operate as an internally managed business development company.

“Second Special Dividend” has the meaning set forth in Section 2.10(b).

“Second Special Dividend Amount” has the meaning set forth in Section 2.10(b).

“Second Special Dividend Shortfall” the result of (a) $0.30, minus (b) the Second Special Dividend Amount.

“Securities Act” means the Securities Act of 1933, as amended.

“SIC” has the meaning set forth in the preamble to this Agreement.

“SIC Administration Agreement” means that certain Administration Agreement by and between SIC and Medley Capital LLC dated as of April 5, 2012.

“SIC Adverse Recommendation Change” has the meaning set forth in Section 7.4(b).

“SIC Board” has the meaning set forth in the Recitals to this Agreement.

“SIC Board Recommendation” has the meaning set forth in Section 5.3(a).

“SIC Bylaws” means the bylaws of incorporation of SIC in effect as of the date hereof.

“SIC Charter” means the charter of SIC in effect as of the date hereof.

“SIC Common Stock” means common stock, par value $0.001 per share, of SIC.

“SIC Contracts” has the meaning set forth in Section 5.3(b).

“SIC Debt Documents” means, collectively, (i) the SIC Revolving Loan Documents; (ii) the Alpine Funding Loan Documents; and (iii) the Arbor Funding Debt Documents.

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“SIC Disclosure Schedule” means that certain disclosure schedule delivered by SIC to MDLY prior to the execution of this Agreement, which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in Article V of this Agreement or as an exception to one or more representations or warranties contained in Article V of this Agreement, or to one or more of SIC’s covenants contained in this Agreement.

“SIC Incentive Plan” has the meaning set forth in Section 7.16.

“SIC Investment Advisory Agreement” means that certain Investment Advisory Agreement by and between SIC and SIC Advisors LLC, dated April 5, 2012.

“SIC Material Contract” has the meaning set forth in Section 5.12(a).

“SIC Matters” means (i) the Merger, (ii) the Amended and Restated Charter, and (iii) any other matters required to be approved or adopted by the stockholders of SIC in order to effect the Merger, the related issuance of the Merger Shares, and the other transactions contemplated by this Agreement.

“SIC Per-Share Price” means $7.27 per share.

“SIC Pre-Meeting Offeror” has the meaning set forth in Section 9.4(d).

“SIC Related Agreements” means the SIC Administration Agreement and the SIC Investment Advisory Agreement.

“SIC Regulatory Agreement” has the meaning set forth in Section 5.5(b).

“SIC Required Approvals” has the meaning set forth in Section 5.4(a).

“SIC Revolving Loan Documents” means, collectively, (i) Amended and Restated Senior Secured Revolving Credit Agreement, dated as of August 12, 2016, among SIC, as Borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent; (ii) Amended and Restated Guarantee, Pledge and Security Agreement, dated December 4, 2013, among SIC, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent; and (iii) Deposit Account Control Agreement, dated as of September 7, 2016, among SIC, ING Capital LLC, as Collateral Agent, and Customers Bank, as Depository Institution.

“SIC RSUs” has the meaning set forth in Section 2.5(b)(i).

“SIC SEC Reports” has the meaning set forth in Section 5.5(c).

“SIC Special Committee” has the meaning set forth in the Recitals.

“SIC Stockholder Approval” has the meaning set forth in Section 5.3(a).

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“SIC Stockholder Meeting” has the meaning set forth in Section 4.4(a).

“SIC Voting Debt” means bonds, debentures, notes or other Indebtedness of SIC having the right to vote on any matters on which stockholders of SIC may vote.

“SRO” has the meaning set forth in Section 4.4(a).

“Subsidiary”, when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such party for financial reporting purposes under GAAP and, to the extent applicable, Article 6 of Regulation S-X promulgated under the Exchange Act.

“Superior Proposal” means any bona fide written Competing Proposal made by a Third Party that the MDLY Board or the MDLY Special Committee or SIC Board or SIC Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the Competing Proposal relative to the Merger and such other factors as the MDLY Board or MDLY Special Committee or SIC Board or SIC Special Committee, as applicable, considers to be appropriate, is more favorable to MDLY’s stockholders or SIC’s stockholders, as applicable, from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any revisions to the terms of this Agreement committed to by SIC to MDLY in writing in response to such Competing Proposal made to MDLY or by MDLY to SIC in writing in response to such Competing Proposal made to SIC under the provisions of Section 7.11(f); provided however, for these purposes, to the extent relevant to the Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of Competing Proposal shall be increased to fifty percent (50%).

“Surviving Company” has the meaning set forth in the Recitals to this Agreement.

“Takeover Statutes” has the meaning set forth in Section 4.15.

“Tax” or “Taxes” means (i) all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of September 23, 2014, by and among MDLY and each of the other persons from time to time party thereto.

“Tax Receivable Termination Agreement” means that certain Termination Agreement in the form attached hereto as Exhibit A providing for the termination of the Tax Receivable Agreement.

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“Tax Return” means, with respect to a Person, a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Person or any of its Subsidiaries.

“Termination Fee” has the meaning set forth in Section 9.4(a).

“Third Party” means a third party Person (or group of Persons) that is not an Affiliate of MDLY, SIC or MCC.

“Units” means the issued and outstanding limited liability company interests of Medley LLC.

Article II

THE MERGER

2.1          The Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the Effective Time, MDLY shall merge with and into Merger Sub and the separate corporate existence of MDLY shall cease. Merger Sub shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Delaware.

2.2          Effective Time. Contemporaneously with the Closing, Merger Sub shall file or cause to be filed a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”). The Merger shall become effective at the time the Certificate of Merger is filed with the Delaware Secretary or at such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time herein after referred to as the “Effective Time”).

2.3          Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges and powers of MDLY and Merger Sub shall be vested in Merger Sub as the Surviving Company, and all debts, liabilities and duties of MDLY shall become the debts, liabilities and duties of Merger Sub as the Surviving Company.

2.4          Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SIC, Merger Sub, MDLY or the holder of any of the following securities:

(a)          each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger;

(b)          each Excluded MDLY Share issued and outstanding or held in treasury by MDLY, in each case, immediately prior to the Effective Time shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

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(c)          subject to Sections 2.4(f) and 3.4(g), at the Effective Time and subject to deduction for any required withholding Tax, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded MDLY Shares and any Dissenting Shares) shall be converted into the right to receive the following number of shares of SIC Common Stock and amount of cash:

(i)         0.3836 shares of SIC Common Stock; plus

(ii)        cash in an amount equal to $3.44 per share; plus

(iii)       with respect to each such share of Class A Common Stock issued and outstanding on the record date for the First Special Dividend and which remains outstanding immediately prior to the Effective Time, cash in an amount equal to the First Special Dividend Shortfall, if any;

(iv)       with respect to each such share of Class A Common Stock issued and outstanding on the record date for the Second Special Dividend and which remains outstanding immediately prior to Effective Time, cash in an amount equal to the Second Special Dividend Shortfall, if any;

(v)        with respect to each such share of Class A Common Stock issued in exchange for Units (including Medley Restricted Units) in accordance with this Agreement and issued and outstanding immediately prior to the Effective Time, cash in an amount equal to the First Special Dividend Shortfall, if any; and

(vi)        with respect to each such share of Class A Common Stock issued upon the settlement of a MDLY RSU in accordance with this Agreement and issued and outstanding immediately prior to the Effective Time, cash in an amount equal to the First Special Dividend Shortfall, if any.

The aggregate shares of SIC Common Stock to be issued in accordance with Section 2.4(c)(i) (the “Merger Shares”), together with the aggregate cash consideration payable in accordance with Section 2.4(c)(ii) (the “Cash Consideration”), the First Special Dividend Shortfall (if any), the Second Special Dividend Shortfall (if any) and any cash to be paid in lieu of fractional shares in accordance with Section 3.4(g), shall be referred to collectively as the “Merger Consideration”;

(d)          each share of Class B Common Stock (other than any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist and no Merger Consideration or other amounts or consideration shall be delivered in exchange therefor;

(e)          any shares of Class A Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall, upon such conversion, no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Class A Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Class A Common Stock represented by such Certificate have been converted pursuant to this Section 2.4 and Section 3.4(g), as well as any dividends to which former holders of shares of Class A Common Stock become entitled in accordance with Article III; and

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(f)            if, between the date of this Agreement and the Effective Time, the outstanding shares of SIC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of SIC Common Stock, sales of SIC equity-linked securities, and issuance of SIC Common Stock pursuant to SIC’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by SIC, an appropriate and proportionate adjustment shall be made to the number of shares of SIC Common Stock to be issued in the Merger.

2.5          Restricted LLC Units; Restricted Stock Units.

(a)          As of immediately prior to the Effective Time, each restricted Medley LLC ownership unit outstanding and not previously forfeited (collectively, the “Medley Restricted Units”) shall become fully vested, all restrictions with respect to such Medley Restricted Units shall lapse and the Medley Restricted Units shall be exchanged for shares of Class A Common Stock in accordance with Section 7.6, and such shares of Class A Common Stock shall participate in the Merger on the same basis as the other individual holders of shares of Class A Common Stock in accordance with Section 2.4(c); provided, however, that the shares of Class A Common Stock issued upon the exchange of Units (including Medley Restricted Units) for shares of Class A Common Stock shall not be entitled to receive payment of the First Special Dividend or Second Special Dividend with respect to such shares of Class A Common Stock, and will only be entitled to receive payment of the dividend amount declared and paid by Medley LLC to the holders of such Units in accordance with Section 2.10(a) and any First Special Dividend Shortfall payable in accordance with Section 2.4(c)(v).

(b)

(i)         As of the Effective Time, each restricted stock unit of MDLY outstanding and not previously forfeited under the MDLY Stock Plan (collectively, the “MDLY RSUs”), other than MDLY RSUs held by non-management directors of MDLY, shall be converted into 0.8532 restricted stock units under the SIC Incentive Plan (“SIC RSUs”). Each SIC RSU (or portion thereof) into which a MDLY RSU will be converted shall have identical terms as it relates to vesting and forfeiture.

(ii)        As of immediately prior to the Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Stock Plan held by non-management directors of MDLY shall lapse and the relevant MDLY RSU will be converted into a share of Class A Common Stock that shall participate in the Merger on the same basis as the other individual holders of shares of Class A Common Stock in accordance with Section 2.4(c); provided, however, that the shares of Class A Common Stock issued upon the conversion of MDLY RSUs for shares of Class A Common Stock shall not be entitled to receive payment of the First Special Dividend or Second Special Dividend with respect to such shares of Class A Common Stock, and will only be entitled to receive dividend equivalent payments with respect to payment of the First Special Dividend in accordance with Section 2.10(a) and any First Special Dividend Shortfall payable in accordance with Section 2.4(c)(vi); provided further, that contemporaneously with the vesting of such MDLY RSUs, if and to the extent required by applicable Tax law, MDLY shall withhold a number of shares of Class A Common Stock having a fair market value (determined based on the final trading price of Class A Common Stock on the last trading day immediately preceding the Closing Date) equal to the aggregate amount required to be deducted and withheld under the Code and any applicable state or local Tax law with respect to the lapsing of restrictions on all MDLY RSUs held by the relevant holder, and MDLY shall, as of immediately prior to the Effective Time, pay over to the appropriate taxing authorities a corresponding amount of cash in satisfaction of such Tax liabilities.

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(c)          MDLY, SIC and Merger Sub agree that prior to the Effective Time the MDLY Stock Plan shall be amended to terminate the MDLY Stock Plan effective immediately prior to the Effective Time (other than with respect to outstanding awards thereunder, which shall be treated as set forth herein).

2.6          Certificate of Incorporation and Bylaws of the Surviving Company.

(a)          At the Effective Time, the certificate of incorporation of Merger Sub (the “Merger Sub Certificate”), as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of Merger Sub, as the Surviving Company, from and after the Effective Time, until thereafter amended in accordance with its terms and Applicable Law. At the Effective Time, the bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, from and after the Effective Time, shall remain the bylaws of Merger Sub, as the Surviving Company, until thereafter amended in accordance with the terms of the certificate of incorporation of the Surviving Company, Applicable Law, and the terms of such bylaws.

(b)          Promptly following the date hereof, the SIC Board will review and approve an amendment and restatement of the SIC Charter (the “Amended and Restated Charter”), which Amended and Restated Charter shall be reasonably acceptable to the MDLY Board, including the MDLY Special Committee, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of SIC, as the Surviving Company, following the Closing. Following such approval, the SIC Board shall submit the Amended and Restated Charter to SIC’s stockholders for their approval at the SIC Stockholder Meeting. Following the date hereof, the SIC Board will review and approve any amendments to, or amendments and restatements of, the SIC Bylaws, which shall be reasonably acceptable to the MDLY Board, including the MDLY Special Committee, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of SIC, as the Surviving Company, following the Closing.

2.7          Directors and Officers. The officers and directors of Merger Sub immediately prior to the Effective Time shall be the officers and directors of the Surviving Company from and after the Effective Time until their respective successors shall have been duly elected and qualified or until their respective earlier death, resignation or removal in accordance with the certificate of incorporation of the Surviving Company and Applicable Law.

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2.8          Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for such purposes.

2.9          Appraisal Rights.

(a)          Notwithstanding anything to the contrary contained in this Agreement, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration in accordance with Section 2.4(c), but shall be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder’s right to appraisal under the DGCL. If any Dissenting Shares shall lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing such holder’s appraisal rights under the DGCL with respect to such shares), then, as of the later of the Effective Time or the date of loss of such status, such shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the applicable Merger Consideration in accordance with Section 2.4(c), without interest, and shall not thereafter be deemed to be Dissenting Shares.

(b)          MDLY shall give SIC notice thereof and SIC shall have the right to participate in all negotiations and proceedings with respect to any such demands. MDLY shall not, except with the prior written consent of SIC, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. SIC shall contribute or cause to be contributed to the Surviving Company funds sufficient from time to time to make all payments with respect to the Dissenting Shares.

2.10         Special Dividend.

(a)          Prior to Closing, (i) MDLY shall cause Medley LLC to declare a dividend to all holders of Units, including MDLY, in an amount equal to the lesser of (A) $0.35 per Unit, and (B) the maximum dividend per Unit that Medley LLC may make based on its available cash at the time of such declaration, and (ii) the MDLY Board shall declare a dividend to all holders of shares of Class A Common Stock in an amount per share equal to the lesser of (i) $0.35 per share of Class A Common Stock, and (ii) the maximum dividend per share of Class A Common Stock that MDLY may make based on its available cash at the time of such declaration (collectively, the “First Special Dividend” and the per-share amount of such dividend payable to holders of Units and holders of shares of Class A Common Stock (which per share amount shall in all events be equal), the “First Special Dividend Amount”). For the avoidance of doubt, the First Special Dividend will be paid to holders of Units (including Medley Restricted Units) (in all cases, prior to the exchange of Units for shares of Class A Common Stock pursuant to Section 7.6) and holders of shares of Class A Common Stock outstanding on the record date for the First Special Dividend, in each case, in accordance with this Agreement. The record date for determining the holders of shares of Class A Common Stock entitled to payment of the First Special Dividend shall be the close of business on the second Business Day immediately preceding the Closing Date and the First Special Dividend shall be paid on the Business Day immediately prior to the Closing Date. In addition, the holders of MDLY RSUs will receive dividend equivalent rights with respect to the First Special Dividend in accordance with the terms of the MDLY Stock Plan and the restricted stock unit award agreements governing the MDLY RSUs, which amount shall be paid as a dividend equivalent (i) in the case MDLY RSUs held by non-management directors, at the same time the MDLY RSUs settle pursuant to Section 2.5(b)(ii) and (ii) in the case of MDLY RSUs held by any other Person, at the same time as underlying SIC RSUs (received pursuant to the conversion described in Section 2.5(b)(i)) are vested and settle.

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(b)          Prior to Closing, the MDLY Board shall declare a special dividend, payable in cash to the holders of shares of Class A Common Stock, in an amount equal to the lesser of (a) $0.30 per share of Class A Common Stock, and (ii) the maximum dividend per share of Class A Common Stock that MDLY may make based on its available cash at the time of such declaration (the “Second Special Dividend” and the per-share amount of such dividend payable to the holders of shares of Class A Common Stock, the “Second Special Dividend Amount”). The record date for determining the holders of shares of Class A Common Stock entitled to payment of the Second Special Dividend shall be the close of business on the Business Day immediately preceding the Closing Date and the Second Special Dividend shall be payable (and the Surviving Company shall pay, and SIC shall cause the Surviving Company to pay, the Second Special Dividend) on the Business Day immediately following the Closing Date. For the avoidance of doubt,

(i)         the Second Special Dividend will only be payable to holders of record of shares of Class A Common Stock as of the close of business on the Business Day immediately preceding the Closing Date, which date and time shall be prior to the exchange of Units for Class A Common Stock in accordance with Section 7.6;

(ii)        notwithstanding provisions in the Class A Unit Award Agreements to the contrary, no dividend or dividend equivalent payment on unvested Medley Restricted Units shall be paid on account of the Second Special Dividend; and

(iii)       no holder of MDLY RSUs will be entitled to receive any dividend equivalent rights or payments with respect to payment of the Second Special Dividend under the terms of the MDLY Stock Plan and the restricted stock unit award agreements governing the MDLY RSUs.

(c)          The provisions of this Section 2.10 shall be interpreted in all events so as to ensure that no duplicative distribution, dividend or dividend equivalent is paid to any holder of a Unit, a Medley Restricted Unit, a MDLY RSU or a holder of shares of Class A Common Stock.

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Article III

CLOSING; DELIVERY OF MERGER CONSIDERATION

3.1           Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five Business Days after the satisfaction or waiver (subject to Applicable Law) of the latest to occur of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the parties (the “Closing Date”).

3.2           Exchange Agent. Prior to the Effective Time, SIC shall appoint a bank or trust company, or SIC’s transfer agent, in each case reasonably acceptable to MDLY pursuant to an agreement (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.

3.3           Deposit of Merger Consideration. At or prior to the Effective Time, SIC shall (i) authorize the Exchange Agent to issue an aggregate number of shares of SIC Common Stock equal to the aggregate Merger Shares and (ii) deposit, or cause to be deposited with, the Exchange Agent sufficient cash to pay the Cash Consideration, the First Special Dividend Shortfall (if any), the Second Special Dividend Shortfall (if any) and any cash to be paid in lieu of fractional shares in accordance with Section 3.4(g) (collectively, the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by SIC; provided, however, that no gain or loss thereon shall affect the amounts payable to former holders of shares of Class A Common Stock pursuant to Article II or Article III of this Agreement. Any interest or other income resulting from such investments shall be the sole property of SIC.

3.4           Delivery of Merger Consideration.

(a)          As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Class A Common Stock (other than Excluded MDLY Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon delivery of such Certificate(s) (or affidavits of loss in lieu of such Certificates)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering such Certificate(s) in exchange for the Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to Article II and this Article III; provided, however, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive as a result of the Merger. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded MDLY Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and SIC shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration such holder is entitled to receive as a result of the Merger, and the Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares. Prior to the Effective Time, the parties shall reasonably cooperate to establish procedures with the Exchange Agent and The Depository Trust Company (“DTC”) designed to provide that the Exchange Agent will transmit to DTC or its nominee, on the Closing Date, upon surrender of Book-Entry Shares held of record by DTC or its nominee in accordance with DTC’s customary surrender procedures and such other procedures as agreed to by SIC, MDLY, the Exchange Agent and DTC, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger.

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(b)          Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of shares of Class A Common Stock (other than Excluded MDLY Shares) will be entitled to receive promptly after the Effective Time the Merger Consideration in respect of the shares of Class A Common Stock represented by its Certificate or Certificates, as well as any dividends payable with respect to such Class A Common Stock at the time of surrender, and any dividends with respect to shares of SIC Common Stock to which such holder is entitled. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, together with any dividends or distributions to which such holder is entitled pursuant to, Article II or this Article III.

(c)          No dividends or other distributions declared with respect to SIC Common Stock to stockholders of record on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of SIC Common Stock to which the holder of such Certificate is entitled upon exchange thereof in accordance with Article II and this Article III, in each case unless and until the holder thereof shall surrender such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of SIC Common Stock represented by such Certificate and not paid prior to the date of surrender, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of SIC Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the surrender date.

(d)          If any Merger Consideration is to be issued or paid in a name other than that in which a Certificate formerly representing Class A Common Stock surrendered in exchange therefor is registered, it shall be a condition to the issuance or payment of such Merger Consideration that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of SIC that the Tax has been paid or is not applicable.

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(e)          The Exchange Agent (or, subsequent to the earlier of (x) the one-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, SIC) shall be entitled to deduct and withhold from any Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Class A Common Stock such amounts as the Exchange Agent or SIC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or SIC, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Class A Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or SIC, as the case may be.

(f)          After the Effective Time, there shall be no transfers on the stock transfer books of MDLY of the shares of MDLY Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of shares of MDLY Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing such shares of Class A Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration payable and issuable in respect of such Certificates or Book-Entry Shares, together with any dividends and distributions to which such holder is entitled in accordance with this Article III.

(g)          Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of SIC Common Stock shall be issued upon the surrender of Certificates for exchange, or presentation of Book-Entry Shares for transfer, no dividend or distribution with respect to SIC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of SIC. In lieu of the issuance of any such fractional share, SIC shall pay to each former stockholder of MDLY who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) $7.27 by (ii) the fraction of a share (after taking into account all shares of Class A Common Stock held by such holder at the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of SIC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.4.

(h)          Any portion of the Exchange Fund that remains unclaimed by the stockholders of MDLY as of the first anniversary of the Effective Time may be paid to SIC. In such event, any former stockholders of MDLY who have not theretofore complied with this Article III shall thereafter look only to SIC with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions in respect of each share of SIC Common Stock such stockholder is entitled to, as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SIC, the Surviving Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Class A Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

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(i)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by SIC or the Exchange Agent, the posting by such Person of a bond in such amount as SIC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or distributions deliverable in respect thereof pursuant to this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF MDLY

Except as disclosed in (i) MDLY SEC Reports (as defined in Section 4.5(c) below) filed prior to the date of this Agreement, or (ii) MDLY Disclosure Schedule, MDLY hereby represents and warrants to SIC and Merger Sub as follows:

4.1          Corporate Organization.

(a)          MDLY is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. MDLY has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MDLY.

(b)          True, complete and correct copies of MDLY Certificate and MDLY Bylaws have previously been made available to SIC. MDLY is not in violation of the MDLY Certificate or the MDLY Bylaws.

(c)          Except as set forth in Section 4.1(c) of MDLY Disclosure Schedule, MDLY has no Subsidiaries or other equity interest in any other Person. Each of the Subsidiaries of MDLY (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite limited partnership or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on MDLY. True, complete and correct copies of the Organizational Documents of each Subsidiary of MDLY have previously been made available to SIC. No Subsidiary of MDLY is in violation of its Organizational Documents.

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4.2           Capitalization.

(a)          The authorized capital stock of MDLY consists of 3,000,000,000 shares of Class A Common Stock of which, as of the date of this Agreement, 5,593,375 shares, excluding all MDLY RSUs, are issued and outstanding; 1,000,000 shares of Class B Common Stock of which, as of the date of this Agreement, 100 shares are issued and outstanding; and 300,000,000 shares of Preferred Stock of which, as of the date of this Agreement, no shares are issued and outstanding. All of the issued and outstanding shares of MDLY Common Stock have been duly authorized and validly issued and are fully paid, nonassessable, free of any Liens, and are not be subject to any preemptive rights, whether arising under the laws of the State of Delaware or the MDLY Certificate, MDLY Bylaws or any MDLY Contract, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, 1,751,871 MDLY RSUs have been granted and have not settled, which are held by the Persons and in the amounts set forth in Section 4.2(a) of the MDLY Disclosure Schedule. The Exchange Rate (as defined in the Exchange Agreement) is one share of Class A Common Stock for one Medley Restricted Unit. An additional 1,505,969 shares of Class A Common Stock will be issued and outstanding following the exchange of Units and Medley Restricted Units for Class A Common Stock in accordance with Section 7.6. Shares of Class A Common Stock to be issued upon conversion of a MDLY RSU or exchange of Medley Restricted Units, when issued, will be validly issued and will be fully paid, nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Delaware or the MDLY Certificate, MDLY Bylaws or any MDLY Contract, with no personal liability attaching to the ownership thereof. MDLY has obtained valid waivers from each holder of unvested Medley Restricted Units waiving such holder’s right to receive any dividend or dividend equivalents in respect of such Medley Restricted Units in connection with the First Special Dividend and the Second Special Dividend. As of the date of this Agreement, no MDLY Voting Debt is issued or outstanding. As of the date of this Agreement, MDLY does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of MDLY Common Stock, MDLY Voting Debt or any other equity securities of MDLY or any securities representing the right to purchase or otherwise receive any shares of MDLY Common Stock, MDLY Voting Debt or other equity securities of MDLY. As of the date of this Agreement, except as it relates to net settlement of Medley Restricted Units and as contemplated by the Medley LLC Exchange Agreement and the Medley Registration Rights Agreement, there are no contractual obligations of MDLY or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of MDLY or any equity security of MDLY or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MDLY or its Subsidiaries or (B) pursuant to which MDLY or any of its Subsidiaries is or could be required to register shares of MDLY capital stock or other securities under the Securities Act. Upon exchange of the Medley Restricted Units for Class A Common Stock, the Medley LLC Exchange Agreement and the Medley Registration Rights Agreement shall be terminated and the obligations of MDLY and its Subsidiaries thereunder satisfied.

(b)          Except as set forth in Section 4.2(b) of the MDLY Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MDLY are owned, directly or indirectly, by MDLY, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of MDLY has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

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(c)          Except for amounts outstanding under the Medley LLC Debt Documents, the CNB Credit Facility and as set forth in Section 4.2(c) of the MDLY Disclosure Schedule, neither MDLY nor any of its Subsidiaries has any Indebtedness for borrowed money.

(d)          To the best knowledge of MDLY, elections under Section 83(b) of the Code have not been made with respect to any Medley Restricted Unit.

4.3           Authority; No Violation. (a) MDLY has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the MDLY Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by MDLY Board. MDLY Board, acting upon the recommendation of the MDLY Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, MDLY and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the stockholders of MDLY for its adoption, (iv)recommended that the stockholders of MDLY approve the adoption of this Agreement, and (v) resolved to include such recommendation in the Joint Proxy Statement/Prospectus (the “MDLY Board Recommendation”). Except for the approval and adoption of MDLY Matters by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock entitled to vote at such meeting (the “MDLY Stockholder Approval”), no other corporate proceedings on the part of MDLY are necessary to approve the Merger, this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by MDLY and (assuming due authorization, execution and delivery by SIC) constitutes the valid and binding obligation of MDLY, enforceable against MDLY in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          Neither the execution and delivery of this Agreement by MDLY nor the consummation by MDLY of the transactions contemplated hereby, nor compliance by MDLY with any of the terms or provisions of this Agreement, will (i) violate any provision of MDLY Certificate or MDLY Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to MDLY or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MDLY or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which MDLY or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “MDLY Contracts”).

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4.4           Consents and Approvals.

(a)           Except for (i) receipt of the SEC Exemptive Relief, (ii) the filing with the SEC of (A) a joint proxy statement in definitive form (the “Joint Proxy Statement/Prospectus”) relating to the special meeting of MDLY’s stockholders to be held in order to obtain MDLY Stockholder Approval (the “MDLY Stockholder Meeting”) and the special meeting of SIC’s stockholders to be held to vote on the SIC Matters (the “SIC Stockholder Meeting”), (B) a registration statement on Form N-14 (the “Form N-14 Registration Statement”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus, and (C) a Rule 13E-3 Transaction Statement on Schedule 13E-3 relating to the transactions contemplated by this Agreement (the “Schedule 13E-3”), and declaration of effectiveness of the Form N-14 Registration Statement by the SEC, (iii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (iv) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE, or any other applicable self-regulatory organization (“SRO”), (v) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vii) compliance with the Investment Company Act, and the rules and regulations promulgated thereunder, or (viii) as set forth on Section 4.4(a) of MDLY Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “MDLY Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by MDLY of this Agreement or the consummation by MDLY of the Merger and the other transactions contemplated by this Agreement.

(b)          Except for (i) receipt of MDLY Stockholder Approval, (ii) receipt of the relevant consents or releases, or the taking of other actions, under the Medley LLC Debt Documents, (iii) receipt of the relevant consents or releases, or taking of other actions, under the MDLY Contracts set forth in Section 4.4(b) of the MDLY Disclosure Schedule, and (iv) matters covered in the immediately preceding Section 4.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by MDLY of this Agreement or the consummation by MDLY of the Merger and the other transactions contemplated by this Agreement.

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4.5           Reports; Regulatory Matters.

(a)          MDLY and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC, (ii) the NYSE, and (iii) any other applicable SRO or Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of MDLY and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of MDLY, investigation into the business, disclosures or operations of MDLY or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of MDLY, investigation into the business, disclosures or operations of MDLY or any of its Subsidiaries. There is no unresolved, or, to MDLY’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of MDLY or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of MDLY or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in MDLY’s ordinary course of business). MDLY has made available to SIC all correspondence between MDLY or any of its Subsidiaries and the SEC, the NYSE and any other SRO or Governmental Entity since December 31, 2014.

(b)          Neither MDLY nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business (or to MDLY’s knowledge that, upon consummation of the Merger, would restrict in any material respect the conduct of the business of SIC or any of its Subsidiaries), or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “MDLY Regulatory Agreement”), nor has MDLY or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such MDLY Regulatory Agreement.

(c)          MDLY has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) required to be filed with or furnished to the SEC by MDLY or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “MDLY SEC Reports”) and (ii) communication mailed by MDLY to its stockholders since December 31, 2014. No such MDLY SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and the dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in an MDLY SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all MDLY SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of MDLY has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any MDLY SEC Report and, as of the date of this Agreement, to the knowledge of MDLY, no MDLY SEC Report is subject to any ongoing review by the SEC.

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4.6           Financial Statements.

(a)          The consolidated financial statements of MDLY and its Subsidiaries included in all MDLY SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of MDLY and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of MDLY and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b)          Neither MDLY nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of MDLY included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c)          MDLY has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of MDLY and its Subsidiaries are being made only in accordance with authorizations of MDLY management and the MDLY Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MDLY and each of MDLY’s Subsidiaries’ assets that could have a material effect on MDLY’s consolidated financial statements. MDLY has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to MDLY’s auditors and the audit committee of the MDLY Board and in Section 4.6(c) of the MDLY Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of MDLY’s internal control over financial reporting that is reasonably likely to adversely affect MDLY’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves MDLY management or other employees of MDLY or any MDLY Subsidiary who have a significant role in MDLY’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

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(d)          MDLY’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by MDLY in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to MDLY’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of MDLY required under the Exchange Act with respect to such reports. MDLY’s management has completed an assessment of the effectiveness of MDLY’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable MDLY SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)          Since December 31, 2014, MDLY and its principal executive officer and principal financial officer have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The principal executive officer and the principal financial officer of MDLY have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each MDLY SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

4.7           Broker’s Fees. Except for the fees of Goldman Sachs & Co. LLC and Barclays Capital, Inc., none of MDLY, any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

4.8           Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of MDLY and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of MDLY or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.2, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MDLY.

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4.9           Legal Proceedings. (a) Except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY, neither MDLY nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of MDLY’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against MDLY or any of its Subsidiaries or to which any of their assets are subject.

(b)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon MDLY, any of its Subsidiaries or the assets of MDLY or any of its Subsidiaries.

4.10         Taxes and Tax Returns.

(a)          Each of MDLY and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon MDLY or any Subsidiary for which MDLY does not have reserves that are adequate under GAAP. Neither MDLY nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among MDLY and its Subsidiaries as described in MDLY Disclosure Schedule).

(b)          MDLY and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(c)          There are no Liens for Taxes upon the assets of MDLY or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(d)          Neither MDLY nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

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(a)       Other than the Tax Receivable Agreement to be terminated pursuant to the Tax Receivable Termination Agreement, there are no MDLY Tax Protection Agreements (as hereinafter defined) in force or otherwise binding upon MDLY or any MDLY Subsidiary. As used herein, “MDLY Tax Protection Agreements” means any agreement to which MDLY, or any MDLY Subsidiary is a party: (i) pursuant to which any liability to holders of interests in a MDLY Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Merger or the other transactions contemplated by this Agreement; and/or (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a MDLY Subsidiary Partnership, and that requires MDLY, or any MDLY Subsidiary to, or to use efforts to (or to indemnify any Person if it does not) (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time if such period of time has not since expired or any applicable statute of limitations with respect to any Taxes that would result from a disposition of such assets at any time during such period has not since expired, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, or (E) permit any holder of interests in a MDLY Subsidiary Partnership to guarantee any debt or restore a deficit in such holder’s capital account. As used herein, “MDLY Subsidiary Partnership” means a MDLY Subsidiary that is a partnership for United States federal income Tax purposes.

4.11         Compliance with Applicable Law. MDLY and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non-compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on MDLY.

4.12         Certain Contracts. (a) Section 4.121. of the MDLY Disclosure Schedule sets forth a list of MDLY Contracts, including all amendments, supplements, exhibits and side letters to any such MDLY Contract, to which MDLY or any MDLY Subsidiary is a party or by which any of its properties or assets are bound (provided that equity interests in any Person shall not be deemed to be the properties or assets of MDLY or any MDLY Subsidiary), which, as of the date of this Agreement (provided that MDLY shall not be required to list those MDLY Contracts that have been publicly filed by MDLY with the SEC):

(i)         is or will be required to be filed as an exhibit to MDLY’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

(ii)        contains any non-compete or exclusivity provisions that restrict the line of business or geographic area in which MDLY or any MDLY Subsidiary can operate, or which restricts the conduct of any line of business of MDLY or any MDLY Subsidiary, in each case, that have or would reasonably be expected to have a material impact on the business or operations of MDLY or its Subsidiaries, taken as a whole;

(iii)       establishes a material partnership, joint venture or similar arrangement;

(iv)       relates to the borrowing of money from, or extension of credit to, a Third Party, in each case having a principal amount of Indebtedness in excess of $25,000,000, other than accounts receivable and payable incurred or arising in the ordinary course of business consistent with past practice;

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(v)        requires MDLY or any MDLY Subsidiary to dispose of or acquire assets or properties with a fair market value in excess of $5,000,000, or involves any pending or contemplated merger, consolidation or similar business combination;

(vi)       is a management or advisory agreement under which MDLY or any of its Subsidiaries acts as an adviser or manager;

(vii)       is with a Governmental Entity; or

(viii)      is material to MDLY and its Subsidiaries, taken as a whole, and contains any so-called “most favored nations” or similar provisions requiring MDLY or any MDLY Subsidiary to offer a Person any terms or conditions that are at least as favorable as those offered to any other Person.

(b)          Each Contract of the type described above in Section 4.12(a), whether or not set forth in Section 4.12(a) of the MDLY Disclosure Schedule, is referred to herein as an “MDLY Material Contract.” Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to MDLY, each MDLY Material Contract is legal, valid, binding and enforceable in accordance with its terms on MDLY and each MDLY Subsidiary that is a party thereto and, to the knowledge of MDLY, each other party thereto, and is in full force and effect, except as may be limited by the Bankruptcy and Equity Exception.

(c)          Neither MDLY nor any MDLY Subsidiary is in default under any MDLY Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, in each case, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect with respect to MDLY. Neither MDLY nor any MDLY Subsidiary has received written notice of any violation or default under any MDLY Material Contract, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Neither MDLY nor any MDLY Subsidiary has received written notice of termination under any MDLY Material Contract, and, to the knowledge of the Company, no party to any MDLY Material Contract has threatened to cancel any MDLY Material Contract, except as would not, individually or in the aggregate, would not reasonably be expected to have a MDLY Material Adverse Effect.

(d)          MDLY has delivered or made available to SIC or provided to SIC for review, prior to the execution of this Agreement, true and complete copies of all of the MDLY Material Contracts.

4.13         Property. MDLY or one of its Subsidiaries (a) has good and marketable title to all the properties and assets reflected in the latest audited balance sheet included in such MDLY SEC Reports as being owned by MDLY or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such MDLY SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to MDLY’s knowledge, the lessor.

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4.14         Intellectual Property. MDLY owns or possesses sufficient rights to use all Intellectual Property Rights used in the conduct of its business as now conducted, all of which shall remain in effect following the Closing, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on MDLY; and the expected expiration or termination of any of such Intellectual Property Rights would not result in a Material Adverse Effect on MDLY.

4.15         State Takeover Laws. Assuming the accuracy of the representation and warranty contained in Section 5.16, the MDLY Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”) to the extent any of the foregoing is applicable to this Agreement and/or the transactions contemplated hereby.

4.16         Opinion. The MDLY Special Committee has received the opinion of Barclays Capital Inc. that, subject to certain assumptions, limitations, qualifications and other matters set forth therein, as of the date hereof, from a financial point of view, the aggregate consideration to be offered to the non-management holders of shares of Class A Common Stock in connection with the Merger, consisting of the First Special Dividend, the Second Special Dividend, and the Merger Consideration, is fair to such holders of shares of Class A Common Stock; it being agreed that SIC is not entitled to rely upon such opinion. The MDLY Board has received the opinion of Goldman Sachs & Co. LLC, dated as of the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, the aggregate of the Merger Consideration, the First Special Dividend and the Second Special Dividend to be paid to the holders of Class A Common Stock is fair, from a financial point of view, to the holders of Class A Common Stock (other than SIC, MCC and any of their respective affiliates, the holders of Units and the holders of Medley Restricted Units and the holders of MDLY RSUs).

4.17         MDLY Information. The information relating to MDLY and its Subsidiaries that is provided by MDLY or its representatives for inclusion in the Form N-14 Registration Statement, the Joint Proxy Statement/Prospectus and/or the Schedule 13E-3, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus and the Schedule 13E-3 as it relates to MDLY and its Subsidiaries and other portions within the reasonable control of MDLY and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

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4.18         Insurance. MDLY and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which MDLY and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on MDLY, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

4.19         Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on MDLY and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against MDLY or any of its Subsidiaries. Neither MDLY nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

4.20         Employee Benefit Plans.

(a)          Section 4.20(a) of the MDLY Disclosure Schedule sets forth a true, complete and correct list of each (i) (A) “employee benefit plan” as defined in Section 3(3) of ERISA, and (B) incentive, deferred compensation, paid-time-off, equity-based, phantom equity, severance, termination, retention, change-of-control, pension, profit-sharing, retirement, leave of absence, medical, disability, welfare, cafeteria, material fringe benefit, or other similar plan, program, agreement, arrangement, practice or commitment for the benefit of any current or (to the extent MDLY, its Subsidiaries or its Affiliates still have liability) former employee, partner, independent contractor or director of MDLY, its Subsidiaries or any of its ERISA Affiliates, entered into, maintained or contributed to, or in the preceding three (3) years, required to be maintained or contributed to, by MDLY, its Subsidiaries or any of their ERISA Affiliates, and (ii) each employment agreement between MDLY, or its Subsidiaries or Affiliates, and any employee which is not terminable on notice of thirty (30) days or less without penalty or continuing obligation (such plans, programs, agreements, arrangements, practices and commitments, herein referred to as the “MDLY Benefit Plans”).

(b)          (i) Each MDLY Benefit Plan has been administered in accordance with its terms in all material respects, (ii) all MDLY Benefit Plans are in compliance in form and operation with the applicable provisions of ERISA, the Code and all other Applicable Laws, including Section 409A of the Code in all material respects, (iii) to MDLY’s knowledge, no non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any MDLY Benefit Plan which would result in a material penalty, (iv) all contributions to, and payments from, MDLY Benefit Plans have been made in accordance with the terms of the MDLY Benefit Plans, ERISA, the Code and all other Applicable Laws in all material respects, (v) there are no current or, to MDLY’s knowledge, threatened investigations by any Governmental Entity), ERISA termination proceedings, or other material claims by any Person (except routine claims for benefits) with respect to MDLY Benefit Plans. No “employee benefit plan” as defined in Section 3(3) of ERISA that is or has been maintained or contributed to by MDLY or any of its current or former ERISA Affiliates is or has been subject to Title IV of ERISA or Section 412 of the Code, and neither MDLY nor any of its current or former ERISA Affiliates is or ever has been a party to any multi-employer plan, within the meaning of Section 3(37) of ERISA, or a multiple employer welfare arrangement, within the meaning of Section 3(40) of ERISA or made (or been obligated to make) contributions to any such multi-employer or multiple employer plan.

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(c)          A favorable determination letter has been received from the IRS with respect to each such MDLY Benefit Plan that is intended to comply with Section 401 of the Code (or the sponsor of such MDLY Benefit Plan is entitled to rely on a favorable opinion letter issued to the plan’s prototype sponsor by the IRS) and no event has occurred that will or could reasonably be expected to give rise to disqualification of any such MDLY Benefit Plan or to liability for a material Tax under Section 511 of the Code.

(d)          There have been no acts or omissions by MDLY or any ERISA Affiliate that have given rise to or could reasonably be expected to give rise to material fines, penalties, taxes or related charges under Sections 502(c), 502(i) or 4071 of ERISA or Chapter 43 of the Code for which MDLY or any ERISA Affiliate may be liable. Neither MDLY nor any ERISA Affiliate nor any of their respective partners, directors, officers, employees or any other fiduciary has committed any breach of fiduciary responsibility imposed by ERISA that would subject MDLY or any ERISA Affiliate or any of their respective partners, directors, officers or employees to liability under ERISA. Neither MDLY nor its Subsidiaries or Affiliates is a fiduciary within the meaning of Section 3(21) or 3(38) of ERISA with respect to assets of a plan within the meaning of Treasury Regulation Section 2510.3-101, as revised by Section 3(42) of ERISA.

(e)          Other than pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any equivalent state statute, neither MDLY nor any ERISA Affiliate maintains any MDLY Benefit Plan that provides benefits described in Section 3(1) of ERISA to any former employees, partners or retirees of MDLY or any of its ERISA Affiliates.

(f)          MDLY has made available to SIC correct and complete copies of all MDLY Benefit Plans and, where applicable, each of the following documents with respect to such MDLY Benefit Plans: (i) the plan document together with all amendments thereto and restatements thereof (including, without limitation, complete copies of any plans that may have been merged into such plan), and any trust agreements; (ii) any service contracts; (iii) any documents governing the investment and management of the MDLY Benefit Plan, or the assets thereof, including, without limitation, any investment management agreements, annuity contracts and documents scheduling fees incurred by the sponsor or participants and beneficiaries; (iv) the most recent summary plan descriptions and summaries of material modifications; and (v) written communications by MDLY to employees regarding the MDLY Benefit Plans, to the extent the substance of the MDLY Benefit Plans described therein differ materially from the other documentation furnished under this clause.

(g)          Neither MDLY, nor its Subsidiaries or Affiliates maintains any nonqualified deferred compensation plan or arrangement subject to Section 409A of the Code.

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(h)          Other than with respect to Medley Restricted Units and MDLY RSUs, no partner or employee of MDLY or any of its Affiliates is entitled to, and no partner or employee of MDLY or any of its Affiliates will accrue or receive, additional benefits, accelerated rights to payment of benefits or accelerated vesting, whether pursuant to any MDLY Benefit Plan or otherwise, or become entitled to severance, termination allowance or other similar payments as a result of this Agreement and the transactions contemplated hereby. The execution of this Agreement and the consumption of the transactions contemplated hereby do not result in any payment or right to payment that (either alone or upon the occurrence of any additional or subsequent event will or may result in any “parachute payment” (as defined under Section 280G of the Code) or will or may result in a violation of Section 409A of the Code.

4.21         Other Employment Matters.

(a)          Except as disclosed on Schedule 4.21(a), (i) MDLY, its Subsidiaries and their Affiliates (A) are in compliance in all material respects with all Applicable Laws and other obligations respecting employment and employment practices and terms and conditions of employment, including all minimum wage and overtime Applicable Laws and wage payment Applicable Laws, employee notification, leave, affirmative action, child labor, immigration, employment discrimination, or disability rights, (B) since December 31, 2014, have not received any notice of an investigation, charge, citation, penalty, or assessment from any Governmental Entity with respect to such labor and employment Applicable Laws which will or could reasonably be expect to result in a material liability, and (C) since December 31, 2014, have not, and are not, engaged in any unfair labor practice which will or could reasonably be expect to result in a material liability, (ii) since December 31, 2014, no unfair labor practice charge or complaint or labor arbitration proceeding is pending against MDLY, its Subsidiaries or their Affiliates which will or could reasonably be expect to result in a material liability, (iii) since December 31, 2014, there have been no and there currently are no labor strike(s), dispute(s), slowdown(s), or work stoppage(s) pending or, to the knowledge of MDLY or its Subsidiaries, threatened against or involving MDLY, its Subsidiaries or any of their Affiliates which will or could reasonably be expect to result in a material liability, (iv) neither MDLY, its Subsidiaries nor any of their Affiliates is or has been party to any collective bargaining agreement and no collective bargaining agreement or other contract, agreement, arrangement or understanding with a labor union or labor union organization is currently being negotiated by MDLY, its Subsidiaries or their Affiliates, and (v) to the knowledge of MDLY, no collective bargaining representation question exists respecting employees of MDLY, its Subsidiaries and their Affiliates.

(b)       All employees of MDLY, its Subsidiaries and their Affiliates are legally authorized to work in the United States either because of their status as United States citizens, legal permanent residents, or by virtue of possessing a visa under Applicable Law relating to immigration control which visa allows for such employee to work in the United States. To the knowledge of MDLY, none of MDLY, its Subsidiaries and their Affiliates has employed a Person that is not legally authorized to be employed in the United States or continued to employ a Person knowing the Person ceased to be legally authorized to be employed in the United States. Each of MDLY, its Subsidiaries and their Affiliates has properly completed all legally required reporting and verification requirements pursuant to Applicable Law relating to immigration control for all of its employees, including the Form I-9. Each of MDLY, its Subsidiaries and their Affiliates has retained for each current employee the Form I-9 throughout such employee’s period of employment with MDLY, its Subsidiaries or their Affiliates and has retained a Form I-9 for each former employee of MDLY, its Subsidiaries or their Affiliates for a period of one (1) year from the date of termination of such employee or three (3) years from the date of hire, whichever is later. In the preceding three years, neither MDLY, its Subsidiaries nor their Affiliates has received any written notice from any Governmental Entity that MDLY, its Subsidiaries or their Affiliates is in violation of any Applicable Law pertaining to immigration control or that any current or former employee of MDLY, its Subsidiaries or their Affiliates is or was not legally authorized to be employed in the United States or is or was using an invalid social security number, and there is no pending, or to the MDLY’s knowledge threatened, charge or complaint under the Immigration Reform and Control Act of 1986 against MDLY, its Subsidiaries or their Affiliates.

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(c)       All individuals considered by MDLY, its Subsidiaries and any of their Affiliates to be (i) independent contractors are, and could only be reasonably considered to be, in fact “independent contractors” and are not “employees” or “common law employees” for tax, benefits, wage, labor or any other legal purpose (other than workers compensation), and (ii) employees are, and could only be reasonably considered to be, in fact “employees” and “common law employees” and are not “partners” for tax, benefits, wage, labor or any other legal purpose.

4.22         Related Party Transactions. As of the date of this Agreement, neither MDLY nor any of its Subsidiaries is party to any transaction or arrangement under which any (i) present or former director or executive officer of MDLY or any of its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent (5%) or more of any class of equity of MDLY or (iii) “affiliate,” “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon MDLY or any of its Subsidiaries or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by MDLY pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.23         Investment Advisor Matters.

(a)       Each of MDLY and its Subsidiaries which is registered as an investment adviser with the SEC (each, a “MDLY Adviser”) has (i) adopted a formal code of ethics complying in all material respects with Rule 204A-1 under the Investment Advisers Act and, to the extent applicable, Rule 17j-1 under the Investment Company Act and (ii) adopted and implemented written policies and procedures that are reasonably designed to prevent and detect any material violations under applicable securities, commodities or other investment-related or trading-related laws (including the Investment Advisers Act).  None of the MDLY Advisers nor any Persons “associated” (as defined in Section 202(a)(17) of the Investment Advisers Act) with the MDLY Advisers is in material violation of such code of ethics or policies and procedures. Since December 31, 2014, there has been no noncompliance by the MDLY Advisers or any of their respective employees or associated Persons with such code of ethics or policies and procedures, except for such matters that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect with respect to MDLY.

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(b)       None of the MDLY Advisers, any officer, director or employee thereof, MDLY or, to the knowledge of MDLY, any other “affiliated person” (as defined in the Investment Company Act) of the MDLY Advisers who is required to be eligible, is ineligible, or subject to potential ineligibility, pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to a registered investment company; and none of the MDLY Advisers, any officer, director or employee thereof, MDLY or, to the knowledge of MDLY, any other Person “associated” (as defined in Section 202(a)(17) of the Investment Advisers Act) with the MDLY Advisers who is required to be qualified, is subject to potential disqualification pursuant to Section 203 of the Investment Advisers Act from serving as an investment adviser or as a Person associated with an investment adviser to any Person or is subject to disqualification under Rule 206(4)-3 under the Investment Advisers Act; in each case, except for any such disqualification (x) that would not reasonably be expected to be material to the MDLY Adviser, or (y) with respect to which MDLY or another relevant Person has received exemptive relief from the SEC or another relevant Governmental Entity that has the effect of nullifying such disqualification; nor is there any proceeding or investigation pending or, to the knowledge of MDLY, threatened by any Governmental Entity that would result in any such ineligibility or disqualification, except for any such ineligibilities or disqualifications that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect with respect to MDLY.

(c)      None of the MDLY Advisers or any of a MDLY Adviser’s directors or officers (together with the MDLY Advisers, “MDLY Adviser Regulation D Covered Persons”) is subject to a Disqualifying Event, and, to the knowledge of MDLY, there is no inquiry, investigation, proceeding or action pending against any MDLY Adviser Regulation D Covered Person that could reasonably be expected to result in a Disqualifying Event.

(d)      Each MDLY Adviser is not prohibited from providing investment advisory services, or from charging fees therefor, by the “pay-to-play” rules of any jurisdiction, including Rule 206(4)-5 under the Investment Advisers Act.

(e)      All deficiency letters and examination reports that the MDLY Advisers has received since December 31, 2014 from any Governmental Entity are listed on Section 4.23(e) of the MDLY Disclosure Schedule, true, correct and complete copies of which have been made available to SIC, along with all written responses thereto. All remedial actions necessary to cure in all material respects the deficiencies or violations set forth in such letters or reports have been taken by the MDLY Adviser. MDLY has made available to SIC all material correspondence relating to any material inquiry, examination or investigation by any Governmental Entity received since December 31, 2014 regarding the MDLY Advisers and any of their respective employees or associated Persons in connection with the services performed by such employees or associated Persons in connection with the business of MDLY or any of its Subsidiaries.

(f)       None of the MDLY Advisers, any officer, director or employee thereof, MDLY or, to the knowledge of MDLY, any other “affiliated person” (as defined in the Investment Company Act) of the MDLY Advisers has any express or implied understanding or arrangement which would reasonably be expected to impose an “unfair burden” (for purposes of Section 15(f) of the Investment Company Act) on any MDLY RIC Fund as a result of the Merger or the other transactions contemplated by this Agreement.

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(i)           Broker-Dealer Matters. Neither MDLY nor any of its Subsidiaries is, or on the Closing Date will be, required to be registered as a broker-dealer under the Exchange Act, or with any other Governmental Entity.

4.21         No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV and any closing certificate delivered to SIC, neither MDLY nor any other Person on behalf of MDLY makes any express or implied representation or warranty with respect to MDLY, any of its Subsidiaries, or any other information provided to SIC in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither MDLY nor any other Person will have or be subject to any claim, liability or indemnification obligation to SIC or any other Person resulting from the distribution or failure to distribute to SIC, or SIC’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to SIC in the electronic data room maintained by MDLY for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

Article V
REPRESENTATIONS AND WARRANTIES OF SIC

Except as disclosed in (i) the SIC SEC Reports (as defined in Section 5.5(c) below) filed prior to the date of this Agreement, or (ii) the SIC Disclosure Schedule, SIC and Merger Sub hereby represent and warrant to MDLY as follows:

5.1           Corporate Organization.

(a)          SIC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of SIC and Merger Sub has the requisite corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

(b)          True, complete and correct copies of the SIC Charter, SIC Bylaws, Merger Sub Certificate and Merger Sub Bylaws have previously been made available to MDLY. SIC is not in violation of the SIC Charter or the SIC Bylaws.

(c)          Except for Merger Sub and as set forth in Section 5.1(c) of the Disclosure Schedule, SIC has no Subsidiaries or other equity interest in any other Person. Each of SIC’s Subsidiaries (i) is duly formed and validly existing and in good standing under the laws of the state of its formation, (ii) has the requisite corporate or other organizational power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect on SIC. True, complete and correct copies of the Organizational Documents of each Subsidiary of SIC have previously been made available to MDLY. No Subsidiary of SIC is in violation of its Organizational Documents.

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5.2           Capitalization.

(a)          The authorized capital stock of SIC consists of 250,000,000 shares of SIC Common Stock of which, as of the date of this Agreement, 96,925,815 shares were issued and outstanding. As of the date of this Agreement, no shares of SIC Common Stock were reserved for issuance. All of the issued and outstanding shares of SIC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no SIC Voting Debt is issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement, SIC does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of SIC Common Stock, SIC Voting Debt or any other equity securities of SIC or any securities representing the right to purchase or otherwise receive any shares of SIC Common Stock, SIC Voting Debt or other equity securities of SIC. As of the date of this Agreement, except pursuant to this Agreement, there are no contractual obligations of SIC or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock of SIC or any equity security of SIC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of SIC or its Subsidiaries or (B) pursuant to which SIC or any of its Subsidiaries is or could be required to register shares of SIC capital stock or other securities under the Securities Act.

(b)          Except as set forth in Section 5.2(b) of the SIC Disclosure Schedule, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of SIC are owned, directly or indirectly, by SIC, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. No Subsidiary of SIC has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)          The Merger Shares, when issued in compliance with the provisions of this Agreement and the Form N-14 Registration Statement, will be validly issued and will be fully paid and nonassessable, free of any Liens, and will not be subject to any preemptive rights, whether arising under the laws of the State of Maryland or the SIC Charter or the SIC Bylaws, as amended or restated, or any SIC Contract.

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(d)          Except for amounts outstanding under the SIC Debt Documents, neither SIC nor any of its Subsidiaries has any Indebtedness for borrowed money.

5.3          Authority; No Violation.

(a)          Each of SIC and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the SIC Stockholder Approval, to consummate the transactions contemplated hereby; provided, that in the case of Merger Sub, this Agreement and the consummation of the transactions contemplated hereby is subject to the approval and adoption of this Agreement by the sole stockholder of Merger Sub (which will occur via written consent in lieu of a meeting promptly following the execution and delivery of this Agreement). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the SIC Board, acting upon recommendation of the SIC Special Committee, and the Merger Sub Board. The Merger Sub Board has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) resolved to submit this Agreement to the sole stockholder of Merger Sub for its adoption, and (iv) recommended that the sole stockholder of Merger Sub approve the adoption of this Agreement. The SIC Board, acting upon the recommendation of the SIC Special Committee, has unanimously determined that the Merger, this Agreement, the issuance of the Merger Shares and the other transactions contemplated by this Agreement are advisable and in the best interests of SIC and its stockholders, has approved the SIC Matters and has directed that the SIC Matters be submitted to the SIC’s stockholders for approval and adoption at a duly held meeting of such stockholders, together with the recommendation of the SIC Board that the stockholders approve and adopt the SIC Matters (the “SIC Board Recommendation”) and has adopted a resolution to the foregoing effect. Except for the approval and adoption of the SIC Matters by the affirmative vote of the holders of a majority of the outstanding shares of SIC Common Stock (the “SIC Stockholder Approval”) at the SIC Stockholder Meeting and the approval by SIC, in its capacity as the sole stockholder of Merger Sub (which will occur via written consent in lieu of a meeting promptly following the execution and delivery of this Agreement), no other corporate proceedings on the part of SIC or Merger Sub are necessary to approve the Merger, this Agreement, the issuance of the Merger Shares or the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SIC and Merger Sub (assuming due authorization, execution and delivery by MDLY) constitutes the valid and binding obligation of each of SIC and Merger Sub, enforceable against SIC and Merger Sub, as the case may be, in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b)          Neither the execution and delivery of this Agreement by SIC or Merger Sub nor the consummation by SIC or Merger Sub of the transactions contemplated hereby, nor compliance by SIC or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the SIC Charter, SIC Bylaws, Merger Sub Certificate or Merger Sub Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained and/or made, (A) violate any Applicable Law applicable to Merger Sub, SIC or any of its Subsidiaries, or any of their respective properties or assets, or (B) except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Merger Sub, SIC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, agreement or other instrument or obligation to which Merger Sub, SIC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound (collectively, the “SIC Contracts”).

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5.4           Consents and Approvals.

(a)          Except for (i) the SEC Exemptive Relief, (ii) the filing with the SEC of the Form N-14 Registration Statement, the Joint Proxy Statement/Prospectus and the Schedule 13E-3, and declaration of effectiveness thereof by the SEC, (iii) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (iv) any notices, consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of the NYSE or any SRO, (v) any notices or filings under the HSR Act and the expiration of applicable waiting periods, (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement, (vii) compliance with the Investment Company Act and the rules and regulations promulgated thereunder and (viii) as set forth on Section 5.4(a) of the SIC Disclosure Schedule (the foregoing (i) through (viii) referred to collectively as the “SIC Required Approvals” and together with the MDLY Required Approvals, the “Required Approvals”), no other consents, authorizations, approvals, or exemptions from, or notices to, or filings with, any Governmental Entity are necessary in connection with the execution and delivery by SIC and Merger Sub of this Agreement or the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement.

(b)          Except for matters covered in the immediately preceding Section 5.4(a), no consents or approvals of any Person are necessary in connection with the execution and delivery by SIC or Merger Sub of this Agreement or the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement.

5.5           Reports; Regulatory Matters.

(a)          SIC and each of its Subsidiaries have timely filed all reports, registration statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with (i) the SEC and (ii) any SROs and with each applicable Governmental Entity, and all other reports and statements required to be filed by them since December 31, 2014, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any SRO or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations of SIC and its Subsidiaries conducted by a SRO or Governmental Entity in the ordinary course of the business, no SRO or Governmental Entity has initiated since December 31, 2014 or has pending any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. Since December 31, 2014, no SRO or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of SIC, investigation into the business, disclosures or operations of SIC or any of its Subsidiaries. There is no unresolved, or, to SIC’s knowledge, threatened criticism, comment, exception or stop order by any SRO or Governmental Entity with respect to any report or statement relating to any examinations or inspections of SIC or any of its Subsidiaries. Since December 31, 2014, there have been no formal or informal inquiries by, or disagreements or disputes with, any SRO or Governmental Entity with respect to the business, operations, policies or procedures of SIC or any of its Subsidiaries (other than normal examinations conducted by a SRO or Governmental Entity in SIC’s ordinary course of business). SIC has made available to MDLY all correspondence between SIC or any of its Subsidiaries and the SEC and any other SRO or Governmental Entity since December 31, 2014.

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(b)          Neither SIC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2014 a recipient of any supervisory letter from, or since December 31, 2014 has adopted any policies, procedures or board resolutions at the request or suggestion of, any SRO or Governmental Entity that currently restricts in any material respect the conduct of its business, or that in any material manner relates to its credit, risk management or compliance policies, its internal controls, its management or its business (each item in this sentence, a “SIC Regulatory Agreement”), nor has SIC or any of its Subsidiaries been advised since December 31, 2014 by any SRO or Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such SIC Regulatory Agreement.

(c)          SIC has filed on the SEC’s EDGAR system each (i) registration statement, prospectus, report, schedule and definitive proxy statement (including all exhibits, amendments and supplements thereto) filed with or furnished to the SEC by SIC or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act since December 31, 2014 (the “SIC SEC Reports”) and (ii) communication mailed by SIC to its stockholders since December 31, 2014. No such SIC SEC Report or communication, at the time filed, furnished or communicated (and, in the case of registration statements, proxy statements and prospectuses, on the dates of effectiveness, the dates of the relevant meetings and dates of use, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that information contained in any SIC SEC Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SIC SEC Reports complied as to form in all material respects with the Securities Act, the Exchange Act and the other rules and regulations of the SEC with respect thereto. No executive officer of SIC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any SIC SEC Report and, as of the date of this Agreement, to the knowledge of SIC, no SIC SEC Report is subject to any ongoing review by the SEC.

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5.6           Financial Statements.

(a)          The consolidated financial statements of SIC and its Subsidiaries included in the SIC SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of SIC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of SIC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments immaterial in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

(b)          Neither SIC nor any of its Subsidiaries has any liability or obligation of any nature whatsoever required by GAAP to be reflected or reserved for in a balance sheet (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of SIC included in its Annual Report on Form 10-K for the annual period ended December 31, 2017 (including any notes thereto) and for liabilities and obligations incurred in a commercially reasonable manner and in the ordinary course of business consistent with past practice since the date of such balance sheet.

(c)          SIC has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of SIC and its Subsidiaries are being made only in accordance with authorizations of SIC management and the SIC Board, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SIC and each of SIC’s Subsidiaries’ assets that could have a material effect on SIC’s consolidated financial statements. SIC has disclosed, based on its most recent evaluation of such internal control over financial reporting prior to the date of this Agreement, to SIC’s auditors and the audit committee of the SIC Board and in Section 4.6(c) of the SIC Disclosure Schedule (x) any significant deficiency and material weakness in the design or operation of SIC’s internal control over financial reporting that is reasonably likely to adversely affect SIC’s ability to record, process, summarize or report financial information, and (y) any fraud, whether or not material, that involves SIC management or other employees of SIC or any SIC Subsidiary who have a significant role in SIC’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in the auditing standards of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

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(d)          SIC’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by SIC in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to SIC’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of SIC required under the Exchange Act with respect to such reports. SIC’s management has completed an assessment of the effectiveness of SIC’s disclosure controls and procedures and, to the extent required by Applicable Law, presented in any applicable SIC SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e)          Since December 31, 2014, SIC and its principal executive officer and principal financial officer of SIC have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act. The principal executive officer and the principal financial officer of SIC have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to each SIC SEC Report, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

5.7           Broker’s Fees. Except for Broadhaven Capital Partners, none of Merger Sub, SIC or any of its Subsidiaries or any of their respective officers or directors has used any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement.

5.8           Absence of Certain Changes or Events. Since December 31, 2017, (a) the respective businesses of SIC and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) none of SIC or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would result in a breach of the covenants set forth in Section 6.3, and (c) no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SIC.

5.9           Legal Proceedings.

(a)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, none of Merger Sub, SIC or any of its Subsidiaries is a party to any, and there are no pending or, to the best of SIC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, Claims, actions, suits or governmental or regulatory investigations of any nature against Merger Sub, SIC or any of its Subsidiaries or to which any of their assets are subject.

(b)          Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC, there is no judgment, settlement agreement, order, injunction, decree or regulatory restriction (other than those of general application that apply to similarly situated companies or their Subsidiaries) imposed upon Merger Sub, SIC, any of its Subsidiaries or the assets of Merger Sub, SIC or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Merger Sub, SIC or any of its Subsidiaries).

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5.10         Taxes and Tax Returns. (a) Each of SIC and its Subsidiaries (i) has duly and timely filed (including all applicable extensions) all federal, state, local and foreign income and other material Tax Returns required to be filed by it and all such Tax Returns are accurate and complete, (ii) has paid all Taxes shown thereon as due and (iii) has duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by the IRS or any other federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against under GAAP. There are no material disputes pending, or written claims asserted, for Taxes or assessments upon SIC or any Subsidiary for which SIC does not have reserves that are adequate under GAAP. Neither SIC nor any Subsidiary is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among SIC and its Subsidiaries as described in the SIC Disclosure Schedule).

(b)          Effective for the year ending December 31, 2012, SIC made a valid election under Subchapter M of Chapter 1 of the Code to be taxed as a regulated investment company. SIC has qualified as a regulated investment company at all times subsequent to such election, and expects to qualify as such for its current taxable year. With respect to each relevant taxable year, SIC has satisfied the distribution requirements imposed on a regulated investment company under Section 852 of the Code.

(c)          SIC and its Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Applicable Law, withheld from and paid over all amounts required to be so withheld and paid over under Applicable Laws.

(d)          There are no Liens for Taxes upon the assets of SIC or any of the Subsidiaries, except for Liens for Taxes not yet due and payable and Liens for Taxes that are both being contested in good faith and adequately reserved for in accordance with GAAP.

(e)          Neither SIC nor any Subsidiary has granted any waiver, extension, or comparable consent regarding the application of the statute of limitations with respect to any Taxes or Tax Return that is outstanding, nor any request for such waiver or consent has been made.

5.11         Compliance with Applicable Law. Merger Sub, SIC and each of its Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses, and have complied in all respects with and are not in default in any respect under any, any Permit or Applicable Law, except for such failures, non-compliance or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on SIC.

5.12         Certain Contracts. (a) Except as set forth in Section 5.12(a) of the SIC Disclosure Schedule or as expressly contemplated by this Agreement, neither SIC nor any of its Subsidiaries is a party to or bound by any SIC Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the SIC SEC Reports filed prior to the date hereof (collectively, the “SIC Material Contracts”).

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(b)          Except as set forth in Section 5.12(b) of the SIC Disclosure Schedule, (i) each SIC Material Contract is valid and binding on SIC or its applicable Subsidiary, enforceable against it in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is in full force and effect, (ii) SIC and each of its Subsidiaries and, to SIC’s knowledge, each other party thereto has duly performed all obligations required to be performed by it to date under each SIC Material Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of SIC or any of its Subsidiaries or, to SIC’s knowledge, any other party thereto under any such SIC Material Contract. Except as set forth in Section 5.12 of the SIC Disclosure Schedule, there are no disputes pending or, to SIC’s knowledge, threatened with respect to any SIC Material Contract.

5.13         Investment Securities. SIC has good title to all securities (including any evidence of Indebtedness) owned by it, free and clear of any Liens, except (a) for those Liens or restrictions arising under the Organizational Documents of the issuers of such securities, (b) to the extent such securities are pledged in connection with the SIC Debt Documents, (c) for restrictions on transferability arising under federal or state securities laws or (d) for Liens or restrictions which would not individually or in the aggregate be material with respect to the value, ownership or transferability of such securities.

5.14         Property. SIC or one of its Subsidiaries (a) has good and marketable title to all the properties and assets (excluding securities, which are addressed in Section 5.13 above) reflected in the latest audited balance sheet included in such SIC SEC Reports as being owned by SIC or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens of any nature whatsoever, except Permitted Liens, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such SIC SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof), free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to SIC’s knowledge, the lessor.

5.15         Intellectual Property. SIC owns or possesses sufficient Intellectual Property Rights reasonably necessary to conduct its business as now conducted and as described in the SIC SEC Reports, except where the failure to own or possess such rights would not reasonably be expected to result in a Material Adverse Effect on SIC; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Effect on SIC.

5.16         State Takeover Laws.

(a)          Neither SIC nor Merger Sub is or has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of MDLY, as defined in Section 203 of the DGCL, that is subject to the restrictions imposed by Section 203 of the DGCL.

(b)            Either (i) no Takeover Statute under the laws of the State of Maryland applies to SIC in connection with the Merger or the other transactions contemplated by this Agreement, or (ii) the SIC Board has unanimously approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions imposed by any Takeover Statute.

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5.17         Opinion. The SIC Special Committee has received the opinion of Broadhaven Capital Partners to the effect that, subject to certain assumptions, limitations and qualifications set forth therein, the consideration to be issued by SIC as set forth in this Agreement and the MCC Merger Agreement, considered as a whole and not in separate parts, is fair, from a financial point of view, to SIC from a financial point of view; it being agreed that MDLY is not entitled to rely upon such opinion.

5.18         SIC Information. The information relating to SIC and its Subsidiaries that is provided by SIC or its representatives for inclusion in the Form N-14 Registration Statement, Joint Proxy Statement/Prospectus and/or the Schedule 13E-3, or in any application, notification or other document filed with any other SRO or Governmental Entity (including the SEC) in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form N-14 Registration Statement and the Schedule 13E-3 as it relates to SIC and its Subsidiaries and other portions within the reasonable control of SIC and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

5.19         Insurance. SIC and its Subsidiaries maintain, or are covered by, policies of insurance in such amounts and against such risks as are customary in the industries in which SIC and its Subsidiaries operate. Except as would not be reasonably expected to have a Material Adverse Effect on SIC, all such insurance policies are in full force and effect and will not in any way be affected by, or terminate or lapse by reason of, the execution (but not the performance) of this Agreement.

5.20         Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect on SIC and its Subsidiaries, taken as a whole, there are no legal, administrative, arbitral or other proceedings, Claims, actions, causes of action or notices with respect to any Environmental Laws, pending or threatened against SIC or any of its Subsidiaries. Neither SIC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or Third Party imposing any liability or obligation with respect to any of the foregoing.

5.21         No Financing Condition. SIC has sufficient immediately available funds in cash or cash equivalents, or available under lines of credit in effect as of the date hereof, and at Closing will have sufficient immediately available funds in cash or cash equivalents, in each case as necessary to pay the full amount of the cash portion of the Merger Consideration in accordance with the terms of this Agreement.

5.22         Section 15(f).   Neither SIC nor any of its Affiliates has any express or implied understanding or agreement which would impose an unfair burden on SIC that would preclude satisfaction of the safe harbor provided by Section 15(f) of the Investment Company Act as a result of the Merger and the other transactions contemplated by this Agreement.

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5.23         No Other Representations or Warranties. Except for the representations and warranties contained in this Article V and any closing certificate delivered to MDLY, neither SIC nor any other Person on behalf of SIC makes any express or implied representation or warranty with respect to SIC, any of its Subsidiaries, any investment assets or portfolio company, or any other information provided to MDLY in connection with the Merger and the other transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Neither SIC nor any other Person will have or be subject to any claim, liability or indemnification obligation to MDLY or any other Person resulting from the distribution or failure to distribute to MDLY, or MDLY’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to MDLY in the electronic data room maintained by SIC for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

Article VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1           Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated by or permitted by this Agreement or the MCC Merger Agreement or with the prior written consent of the other party, during the period from the date of this Agreement to the Effective Time, (a) each of MDLY and SIC shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date hereof, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of MDLY and SIC shall, and shall cause each of its respective Subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MDLY or SIC either to obtain any necessary approvals of any SRO or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby.

6.2          MDLY Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.2 of the MDLY Disclosure Schedule, MDLY shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SIC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)       Except for borrowings under the CNB Credit Facility, incur any Indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any Person;

(b)       (i)         adjust, split, combine or reclassify any of its capital stock;

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(ii)         make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice of no more than $0.20 per share, and (B) dividends paid by any of the Subsidiaries of MDLY (other than Medley LLC) to any of its wholly-owned Subsidiaries;

(iii)        make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest; or

(iv)       grant any stock options or restricted shares or restricted units or restricted stock units, or grant any Person any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest; provided, however, that MDLY shall be entitled enter into such documentation as is reasonably necessary to evidence the carried interest awards previously approved by the MDLY Board on May 10, 2018;

(c)      sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by MDLY or any of its Subsidiaries, in each case other than pursuant to contracts in force as of the date of this Agreement and set forth in Section 6.2(c) of the MDLY Disclosure Schedule;

(d)      take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the Merger as a reorganization for federal income Tax purposes;

(e)       amend the MDLY Certificate or MDLY Bylaws or the Organizational Documents of any Subsidiary of MDLY, or take any action to exempt any Person (other than SIC or its Subsidiaries) or any action taken by any Person from any Takeover Statute or similarly restrictive provisions of its Organizational Documents;

(f)       enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any MDLY Material Contract (or any contract that, if existing as of the date hereof, would be a MDLY Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing MDLY Material Contract that occurs automatically without any action (other than notice of renewal) by MDLY or any of its Subsidiaries, (B) the entry into any modification or amendment of, or waiver or consent under, any MDLY Material Contract as required or necessitated to obtain any MDLY Required Approval, (C) the termination of a MDLY Material Contract specifically contemplated by this Agreement, or (D) amendments, waivers or consents to or under the MDLY Debt Documents in the ordinary course of business consistent with past practice;

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(g)       form any Person that would comprise a Subsidiary or dissolve or liquidate any Subsidiary;

(h)       except as required pursuant to the terms of a MDLY Benefit Plan in effect as of the date hereof, or as otherwise required by Applicable Law, (i) increase the rate of compensation or benefits payable to any partner, director, executive officer, employee or other service provider of MDLY or any of its Subsidiaries, except, for employees who are not executive officers or partners, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed ten percent (10%) in the aggregate, (ii) establish, adopt, materially amend or terminate any MDLY Benefit Plan or any plan, agreement or arrangement that would be a MDLY Benefit Plan if in effect on the date hereof, (iii) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any MDLY Benefit Plan, except as otherwise provided in this Agreement, or (iv) hire any senior management employee or partner or terminate the employment or services of any senior management employee or partner other than for cause;

(i)       (i) except for the Tax Receivables Termination Agreement, enter into, amend or modify any MDLY Tax Protection Agreement, (ii) materially amend any income Tax Return or any other material Tax Return, (iii) settle or compromise any material U.S. federal, state, local or foreign income Tax liability, audit, Claim or assessment or (iv) enter into any material closing agreement related to Taxes, except in each case unless required by Tax law or necessary or appropriate to preserve the status of any Subsidiary of MDLY as a disregarded entity or partnership for U.S. federal income Tax purposes;

(j)       acquire the assets, business, or properties of any non-Affiliated entity, or make any loans, advances or capital contributions to, or investments in, any Person (other than any wholly owned Subsidiary of MDLY);

(k)       allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

(l)       take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(m)      implement or adopt any change in its Tax accounting or financial accounting principles, practices or methods, other than as may be required by Applicable Law, GAAP or regulatory guidelines;

(n)      take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

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(o)       agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.2.

6.3           SIC Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or as provided in Section 6.3 of the SIC Disclosure Schedule, SIC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of MDLY (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)       (i)          adjust, split, combine or reclassify any of its capital stock;

(ii)         make, declare or pay any dividend, other than (A) its regular quarterly dividend consistent with past practice, (B) dividends paid by any of the Subsidiaries of SIC to SIC or to any of its wholly-owned Subsidiaries and (C) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

(iii)       make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the SIC Charter or SIC Bylaws or under Subchapter M of Chapter 1 of the Code;

(iv)       grant any stock options or restricted shares or restricted stock units, or grant any Person any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports; or

(v)        issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by the SIC SEC Reports;

(b)      sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any Person other than a wholly owned Subsidiary or cancel, release or assign any material amount of Indebtedness owed to or any claims held by any such Person, in each case other than pursuant to contracts in force at the date of this Agreement, except in furtherance of its investment objective as set forth in the SIC SEC Reports;

(c)      take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(d)      except as permitted pursuant to Section 2.6(b), amend, repeal or otherwise modify any provision of the SIC Charter, the SIC Bylaws, the Merger Sub Certificate or the Merger Sub Bylaws in a manner that would adversely affect MDLY, the stockholders of MDLY or the transactions contemplated by this Agreement;

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(e)      take any action, or permit the taking of any action, that will result in SIC not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the Merger Consideration due at Closing;

(f)       take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(g)      take any action that would be reasonably expected to prevent, materially impede or delay beyond the date set forth in Section 9.1(c) the consummation of the transactions contemplated by this Agreement; or

(h)      agree to take, or publicly announce an intention to take, any of the actions prohibited by this Section 6.3.

Article VII
ADDITIONAL AGREEMENTS

7.1           Regulatory and Other Matters.

(a)          The parties shall, and shall cause their respective Subsidiaries to, cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings with any Third Party or Governmental Entity and to take any further actions reasonably requested by the other party to obtain as promptly as practicable the Required Approvals and other consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement. MDLY and SIC shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to Applicable Laws relating to the confidentiality of information, all information relating to MDLY or SIC, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with obtaining the Required Approvals. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as reasonably practicable. The parties shall consult with each other with respect to the obtaining of the Required Approvals and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

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(b)          Without in any way limiting the foregoing Section 7.1(a):

(i)         SIC and MDLY shall as promptly as reasonably practicable prepare and file with the SEC the Form N-14 Registration Statement and the Schedule 13E-3. Each of SIC and MDLY shall use its reasonable best efforts to have the Form N-14 Registration Statement declared effective under the Securities Act and to obtain clearance of the Schedule 13E-3 from the SEC as promptly as practicable after such filing, and MDLY and SIC shall promptly mail or deliver the Joint Proxy Statement/Prospectus to their respective stockholders upon such effectiveness. SIC shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” Permits required to issue the Merger Shares, and MDLY shall use reasonable best efforts to furnish all information concerning MDLY and the holders of shares of Class A Common Stock as may be reasonably requested in connection with any such action. Each of SIC and MDLY shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form N-14 Registration Statement, the Schedule 13E-3 or any other statement, filing, notice or application made by or on behalf of SIC, MDLY or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and provide the other party with a reasonable opportunity to review and comment on any such document. The information supplied or to be supplied by either SIC or MDLY, as the case may be, for inclusion in the Form N-14 Registration Statement and the Schedule 13E-3 shall not at the time the Form N-14 Registration Statement or the Schedule 13E-3, as applicable, is filed with the SEC or declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Without limiting the generality of the foregoing, prior to the Effective Time each party shall notify the other party as promptly as practicable (i) upon becoming aware of any event or circumstance that should be described in an amendment to the Form N-14 Registration Statement, the Schedule 13E-3 or in a supplement to the Joint Proxy Statement/Prospectus or Schedule 13E-3, and MDLY and SIC shall cooperate in the prompt filing with the SEC of any necessary amendment to the Form N-14 Registration Statement or supplement to the Joint Proxy Statement/Prospectus or Schedule 13E-3 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of MDLY and SIC and (ii) promptly after the receipt by it of any written or oral comments of the SEC with respect to, or of any written or oral request by the SEC for amendments or supplements to, the Form N-14 Registration Statement, the Joint Proxy Statement/Prospectus or the Schedule 13E-3, and shall promptly supply the other party with copies of all correspondence between it or any of its Representatives and the SEC with respect to any of the foregoing filings.

(ii)        Each of SIC and MDLY shall, if and to the extent required, file with the FTC and the DOJ a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act as promptly as reasonably practicable following the execution and delivery of this Agreement. Each of SIC and MDLY shall (A) cooperate and coordinate with the other in the making of such filings (if required), (B) supply the other with any information that may be required in order to make such filings, (C) supply any additional information that reasonably may be required or requested by the FTC or the DOJ, and (D) take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the Merger as soon as practicable. Each of SIC and MDLY shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement in connection with such filings. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement pursuant to the HSR Act, then such party shall make (or cause to be made), as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.

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(iii)       Promptly following the date hereof, the parties will submit the application for the SEC Exemptive Relief to the Staff of the Division of Investment Management of the SEC and thereafter each Party shall provide all such supplemental information reasonably requested by the Staff in connection therewith and shall use its commercially reasonable efforts to obtain the SEC Exemptive Relief. In the event the SEC conditions the granting of SEC Exemptive Relief upon a change to the transaction structure or other matters contemplated by this Agreement and the MCC Merger Agreement, the parties shall work together in good faith to make such changes and, if and to the extent necessary, to amend this Agreement to reflect such modified terms; provided, however, in no event shall any party be obligated to agree to any term that adversely changes the economic terms of this Agreement in any material respect or is inconsistent with the assumptions or other provisions set forth in the opinions of such party’s financial advisor; provided further that, in addition to any other approvals required by Applicable Law or this Agreement, any changes to the transaction structure or other matters contemplated by this Agreement (including, without limitation, any amendments to this Agreement) shall be subject to the prior approval of the MDLY Special Committee and the SIC Special Committee.

(c)          Subject to Applicable Law, each of SIC and MDLY shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Required Approval will not be obtained or that the receipt of any such approval may be materially delayed.

7.2          Access to Information. (a) Upon reasonable notice and subject to Applicable Laws relating to the confidentiality of information, each of MDLY and SIC shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such party shall, and shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such party is not permitted to disclose under Applicable Law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither MDLY nor SIC, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Applicable Law, fiduciary duty or binding confidentiality agreement with a Third Party entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

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(b)          MDLY shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 4.5(c) for MDLY SEC Reports. SIC shall file all periodic reports required to be filed by it between the date hereof and the Effective Time. Each such filing shall be prepared in accordance with the applicable forms, rules and regulations of the SEC and shall satisfy the standard set forth in Section 5.5(c) for SIC SEC Reports.

(c)          All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the parties as of July 16, 2018 (the “Confidentiality Agreement”).

(d)          Each party acknowledges that it has had the opportunity to conduct due diligence and investigation with respect to the other party, and in no event shall either party have any liability to the other party with respect to a breach of representation or warranty under this Agreement to the extent that the non-breaching party knew of such breach as of the date hereof.

7.3          MDLY Stockholder Approval.

(a)          Subject to the earlier termination of this Agreement in accordance with Article IX, MDLY shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement and clearance of the Schedule 13E-3 by the SEC, duly call, take any action required by the DGCL, the MDLY Certificate or MDLY Bylaws and any applicable requirements of the SEC or the NYSE necessary to give notice of, convene and hold, as promptly as practicable, MDLY Stockholder Meeting for the purpose of obtaining MDLY Stockholder Approval. The record date for MDLY Stockholder Meeting shall be determined in prior consultation with and subject to the prior written approval of SIC (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, each of the MDLY Board and the MDLY Special Committee shall be permitted to adjourn, delay or postpone MDLY Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which MDLY Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by MDLY’s stockholders prior to MDLY Stockholder Meeting, (ii) if there are insufficient shares of MDLY Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of MDLY Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies to the extent MDLY Board or any committee thereof reasonably believes necessary in order to obtain MDLY Stockholder Approval. Unless MDLY Board has made an MDLY Adverse Recommendation Change, MDLY shall, through MDLY Board, make MDLY Board Recommendation, and shall include such MDLY Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from MDLY stockholders proxies in favor of MDLY Stockholder Approval, and (y) take all other action necessary or advisable to secure MDLY Stockholder Approval. For the avoidance of doubt, the MDLY Stockholder Meeting may be held prior to receipt of the SEC Exemptive Relief; provided, however, that receipt of the SEC Exemptive Relief shall be a condition to Closing.

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(b)          Except as expressly permitted in Section 7.11(e), neither MDLY Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify MDLY Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of MDLY shall have been commenced, a statement disclosing that MDLY Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “MDLY Adverse Recommendation Change”).

7.4           SIC Stockholder Approval.

(a)          Subject to the earlier termination of this Agreement in accordance with Article IX, SIC shall, as soon as practicable following the effectiveness of the Form N-14 Registration Statement and clearance of the Schedule 13E-3 by the SEC, duly call, take any action required by the MGCL, the SIC Charter or SIC Bylaws and any applicable requirements of the SEC necessary to give notice of, convene and hold, as promptly as practicable, the SIC Stockholder Meeting for the purpose of obtaining the SIC Stockholder Approval. The record date for the SIC Stockholders Meeting shall be determined in prior consultation with and subject to the prior written approval of MDLY (which prior written approval shall not be unreasonably delayed, conditioned or withheld). In connection therewith, the SIC Board shall be permitted to delay or postpone, and the duly appointed Chairman of the SIC Stockholder Meeting permitted to adjourn, the SIC Stockholder Meeting in accordance with Applicable Law (but not beyond the Outside Date) (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SIC Board has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SIC’s stockholders prior to the SIC Stockholder Meeting, (ii) if there are insufficient shares of SIC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SIC Stockholder Meeting, or (iii) to allow reasonable additional time to solicit additional proxies reasonably necessary in order to obtain the SIC Stockholder Approval. Unless the SIC Board has made an SIC Adverse Recommendation Change, SIC shall, through the SIC Board, make the SIC Board Recommendation, and shall include such SIC Board Recommendation in the Joint Proxy Statement/Prospectus, and use its commercially reasonable efforts to (x) solicit from SIC stockholders proxies in favor of the SIC Stockholder Approval, and (y) take all other action necessary or advisable to secure the SIC Stockholder Approval. For the avoidance of doubt, the SIC Stockholder Meeting may be held prior to receipt of the SEC Exemptive Relief; provided, however, that receipt of the SEC Exemptive Relief shall be a condition to Closing.

(b)          Except as expressly permitted in Section 7.11(e), neither the SIC Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the SIC Board Recommendation, (ii) fail to publicly announce, within fifteen (15) Business Days after a tender offer or exchange relating to the securities of SIC shall have been commenced, a statement disclosing that the SIC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal (any of the foregoing (i) through (iii) being referred to as a “SIC Adverse Recommendation Change”).

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7.5           Exchange Listing. SIC shall (i) take all steps as may be reasonably necessary to cause the outstanding SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MCC Merger to be listed for trading on the NYSE, and (ii) use its commercially reasonable efforts to cause the outstanding SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MCC Merger to be listed for trading on the Tel Aviv Stock Exchange.

7.6           Conversion of Medley LLC Units. Immediately prior to Closing, MDLY shall take, and shall cause Medley LLC to take, all such steps as may be necessary to cause the Units (including Medley Restricted Units that have vested) held by members of Medley LLC, other than MDLY, to be converted into Class A Common Stock of MDLY in accordance with the MDLY LLC Exchange Agreement as of immediately prior to the Effective Time. For the avoidance of doubt, in no event shall any exchange of Units occur prior to the record date for both the First Special Dividend and the Second Special Dividend, such that the shares of Class A Common Stock issued in connection with such exchange will not be entitled to any portion of the First Special Dividend or the Second Special Dividend. No dividend equivalent payments shall be made on Medley Restricted Units for the First Special Dividend or the Second Special Dividend; provided, however, that each holders of Medley Restricted Units shall be entitled to distributions from Medley LLC on account of the First Special Dividend.

7.7           Indemnification; Directors’ and Officers’ Insurance.

(a)          In the event of any threatened or actual Claim against any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MDLY or any of its Subsidiaries or who is or was serving at the request of MDLY or any of its Subsidiaries as a director or officer of another person (the “Indemnified Parties”), based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of MDLY or any of its Subsidiaries prior to the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the parties shall cooperate and use their commercially reasonable efforts to defend against and respond thereto. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of this Agreement in favor of any Indemnified Party as provided in their respective certificates or articles of incorporation or by-laws (or comparable Organizational Documents), and any existing indemnification agreements set forth in Section 7.7 of MDLY Disclosure Schedule, shall, notwithstanding that the separate corporate existence of MDLY shall cease as of the Effective Time, survive the Merger as a contractual obligation of the Surviving Company and shall continue in full force and effect in accordance with their terms for a period of six (6) years from the Closing Date, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the request of SIC pursuant to Section 7.8 hereof, it being understood that nothing in this sentence shall require any amendment to the articles or certificate of incorporation or bylaws of the Surviving Company.

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(b)          For a period of six (6) years from the Closing Date, the Surviving Company shall to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses (subject to an undertaking, in such form as may be reasonably required by the Surviving Company, to reimburse the portion (if any) of any expenses advanced to the Indemnified Party relating to Claims as to which it shall ultimately be adjudged that the standard of conduct has not been met by the Indemnified Party for entitlement to such indemnification) to, each Indemnified Party against all losses, Claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of MDLY or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of SIC pursuant to Section 7.8 hereof; provided, that the Surviving Company (i) shall not be liable for any amounts paid in the settlement of any Claim without its prior written consent, (ii) shall be obligated to pay the fees and expenses of only one counsel (approved in advance by the Surviving Company) for all Indemnified Parties (except with respect to the MDLY Special Committee, which may retain its own separate counsel in its sole discretion) with respect to any single Claim unless the Surviving Company assumes the defense of such Claim, in which case it shall not be liable for any fees and expenses of counsel to the Indemnified Parties in respect of such Claim (except for any fees and expenses of any separate counsel to the MDLY Special Committee); and (iii) shall not be liable to the extent that a judgment of a court of competent jurisdiction determines that any Claim is the result of the gross negligence or willful misconduct or results from a decision made by the Indemnified Party when he or she had no good faith belief that he or she was acting in the best interests of MDLY or any of its Subsidiaries.

(c)          SIC shall, at its sole cost, cause the individuals serving as officers and directors of MDLY or any of its Subsidiaries immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by MDLY through the purchase of so-called “tail” insurance (provided that SIC or the Surviving Company may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous in any material respect than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such. In connection with the foregoing, SIC shall not be required to expend in the aggregate for the entire six-year period referred to above amount in excess of 300% of the annual premiums currently paid by MDLY for such insurance.

(d)          The provisions of this Section 7.7 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

(e)          Except to the extent required by Applicable Law, nothing in this Section 7.7 shall require SIC or the Surviving Company to indemnify any Indemnified Party with respect to any Claim arising with respect to acts or omissions by such Indemnified Party taken prior to the Effective Time pursuant to the MDLY Related Agreements for which such Indemnified Party is not entitled to indemnification under any of the MDLY Related Agreements.

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7.8          Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at SIC’s sole expense, take all such necessary action as may be reasonably requested by SIC.

7.9           Advice of Changes. Each of SIC and MDLY shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on it, (ii) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement that would result in the conditions to Closing set forth in Article VIII not being satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

7.10         Exemption from Liability Under Section 16(b). Prior to the Effective Time, SIC and MDLY shall each take all such steps as may be necessary or appropriate to cause any disposition of shares of Class A Common Stock or conversion of any derivative securities in respect of such shares of Class A Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted thereunder.

7.11         No Solicitation.

(a)          Subject to Section 7.11(d), each of MDLY and SIC shall, and shall use commercially reasonable efforts to cause its representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

(b)          Until the earlier of the Effective Time and termination of this Agreement, each of MDLY and SIC shall, as promptly as reasonably practicable, and in any event within two (2) Business Days of receipt by it or any of its representatives of any Competing Proposal or any inquiry that could reasonably be expected to lead to a Competing Proposal, deliver to the other party a written notice setting forth: (A) the identity of the Third Party making such Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of this Agreement) and (B) the material terms and conditions of any such Competing Proposal. MDLY and SIC shall keep the other party reasonably informed of any material amendment or modification of any such Competing Proposal on a prompt basis, and in any event within two (2) Business Days thereafter.

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(c)          Except as otherwise provided in this Agreement (including Section 7.11(d)), until the earlier of Effective Time and termination of this Agreement in accordance with its terms, each of MDLY and SIC shall not, and shall not permit their respective Subsidiaries to, and shall use commercially reasonable efforts to cause their respective representatives not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage or facilitate any inquiry with respect to the making of any proposal or offer with respect to a Competing Proposal or (ii) engage in negotiations or discussions with, or furnish any material nonpublic information to, or enter into any agreement, arrangement or understanding with, any Third Party relating to a Competing Proposal or any inquiry or proposal that could reasonably be expected to lead to a Competing Proposal; provided however, that notwithstanding the foregoing, (A) each of MDLY and SIC may inform Persons of the provisions contained in this Section 7.11, and (B) each of MDLY and SIC shall be permitted to grant a waiver of, or terminate, any “standstill” or similar obligation of any Third Party with respect to MDLY or SIC, as applicable, in order to allow such Third Party to submit a Competing Proposal, if the MDLY Board (or the MDLY Special Committee) or SIC Board (or the SIC Special Committee), as applicable, determines in good faith (after consultation with such party’s legal counsel) that a failure to take such action with respect to such “standstill” or similar obligation could reasonably be expected to be inconsistent with its duties under Applicable Law.

(d)          Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the date that MDLY Stockholder Approval is obtained (in the case of MDLY), or the SIC Stockholder Approval is obtained (in the case of SIC), in the event that MDLY (or its representatives on MDLY’s behalf) or SIC (or its representatives on SIC’s behalf) receives a Competing Proposal from any Third Party, (i) MDLY and its representatives or SIC and its representatives, as applicable, may contact such Third Party to clarify any ambiguous terms and conditions thereof (without the MDLY Board or SIC Board, as applicable, being required to make the determination in clause (ii) of this Section 7.11(d)) and (ii) MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or SIC and the SIC Board (or the SIC Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its representatives and Affiliates if the MDLY Board (or the MDLY Special Committee) or SIC Board (or the SIC Special Committee), as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that (A) such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) failure to consider such Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MDLY or SIC, as applicable, under Applicable Law; provided, that (x) such Competing Proposal did not result from any material breach of any of the provisions set forth in this Section 7.11, (y) prior to furnishing any material non-public information concerning MDLY or SIC, as applicable, MDLY or SIC, as applicable, receives from such Third Party, to the extent such Third Party is not already subject to a confidentiality agreement with MDLY or SIC, as applicable, a confidentiality agreement containing confidentiality terms that are not less favorable in the aggregate to MDLY or SIC, as the case may be, than those contained in the Confidentiality Agreement (unless MDLY or SIC, as applicable, offers to amend the Confidentiality Agreement to reflect such more favorable terms) (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to MDLY or the MDLY Board or to SIC or the SIC Board, as the case may be) (an “Acceptable Confidentiality Agreement”) and (z) MDLY or SIC, as the case may be, shall (subject to the terms of any confidentiality agreement existing prior to the date hereof) promptly provide or make available to the other party any material written non-public information concerning it that it provides to any Third Party given such access that was not previously made available to the other party or its representatives.

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(e)           Except as otherwise provided in this Agreement, (i) the MDLY Board shall not effect a MDLY Adverse Recommendation Change and the SIC Board shall not effect an SIC Adverse Recommendation Change (each an “Adverse Recommendation Change”), (ii) MDLY Board shall not approve or recommend, or allow MDLY to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), and (iii) the SIC Board shall not approve or recommend, or allow SIC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement); provided however, that notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of MDLY Stockholder Approval (in the case of MDLY) or the SIC Stockholder Approval (in the case of SIC), the MDLY Board or SIC Board, as applicable, may (x) make an Adverse Recommendation Change if the board of directors effecting the Adverse Recommendation Change (or the MDLY Special Committee or SIC Special Committee, as applicable) determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make an Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board or SIC Board, as applicable, under Applicable Law, or (y) if MDLY or SIC, as the case may be, has received a Competing Proposal that its board of directors (or the MDLY Special Committee or SIC Special Committee, as applicable) has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause or permit MDLY or SIC, as applicable, to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 9.1(g) or 9.1(i), as applicable, but in each case only after providing the Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and entering into good faith negotiations as required by Section 7.11(f). The MDLY Board or the SIC Board, as applicable, shall (i) make an Adverse Recommendation Change, or (ii) terminate this Agreement in accordance with Section 9.1(g) or Section 9.1(i), in each case, only in accordance with this Section 7.11(e), only after complying with the requirements in Section 7.11(f), and only if directed to take such action by the MDLY Special Committee or the SIC Special Committee, as applicable.

(f)           Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 9.1(g) or Section 9.1(i), as applicable, may be effected, in each case until after the third (3rd) Business Day following receipt of written notice from the party intending to effect any Adverse Recommendation Change to the other party advising the other party that its board of directors intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or terminate this Agreement pursuant to Section 9.1(g) or 9.1(i), as applicable (a “Notice of Superior Proposal”), and specifying the reasons therefor, including, if the basis of the proposed action is a Superior Proposal, the material terms and conditions of any such Superior Proposal. At the option of the party not seeking to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.1(g) or 9.1(i), the parties shall negotiate in good faith during such period to amend this Agreement in such a manner that the relevant party no longer intends to make the Adverse Recommendation Change or the offer that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal. In determining whether to make an Adverse Recommendation Change or in determining whether a Competing Proposal constitutes a Superior Proposal, the applicable board of directors (including the MDLY Special Committee or the SIC Special Committee, as applicable) shall take into account any revisions to the terms of this Agreement proposed in writing by the other party in response to a Notice of Adverse Recommendation, a Notice of Superior Proposal or otherwise. Any material amendment to such Superior Proposal shall require a new Notice of Superior Proposal and the applicable party shall be required to comply again with the requirements of this Section 7.11(f).

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(g)          Nothing in this Agreement shall restrict MDLY or SIC from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with Applicable Law (it being agreed that a “stop, look and listen” communication by the MDLY Board or SIC Board to its stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by MDLY or SIC that describes MDLY’s or SIC’s receipt, as applicable, of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change).

7.12         Treatment of Outstanding Indebtedness.

(a)          MDLY shall cause the termination of the CNB Credit Facility on or prior to the Closing Date.

(b)          Except as set forth in Section 7.12(a), on or prior to the Closing, MDLY and SIC shall each use commercially reasonable efforts to take or cause to be taken all actions with respect to their respective Indebtedness and the Indebtedness of their respective Subsidiaries that is necessary or advisable in connection with the Merger, including without limitation, obtaining all necessary consents of the holders of such Indebtedness, executing and delivering all documents, instruments, certificates and opinions of counsel required under the terms of such Indebtedness, making all necessary filings, and taking all other actions that the respective boards of directors or officers of MDLY and SIC determine to be necessary or advisable in connection with such Indebtedness, including any assumption, refinancing or consolidation of such Indebtedness.

7.13         Takeover Statutes. The parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

7.14         Stockholder Litigation. Between the date hereof and the Effective Time, the parties shall cooperate and consult with one another in connection with any proceeding, including by either party’s stockholders and other stakeholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement, the Merger and/or the transactions contemplated hereby. In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective commercially reasonable efforts to prevail in any such stockholder or stakeholder proceeding so as to permit the consummation of the Merger and/or the transactions contemplated by his agreement in the manner contemplated by this Agreement.

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7.15         Section 15(f).

(a)          SIC acknowledges that MDLY is entering into this Agreement in reliance upon the benefits and protections provided by Section 15(f) of the Investment Company Act. Subject to Applicable Law and the fiduciary duties of the SIC Board, SIC shall, to the extent within its control, not take any action, or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) of the Investment Company Act not to be met in respect of the transactions contemplated by this Agreement. In that regard, subject to Applicable Law and the fiduciary duties of the SIC Board, SIC shall take such actions as are within its control so that:

(i)          for a period of not less than three years after the Closing, at least 75% of the members of the SIC Board are not (A) “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the investment adviser of SIC after the Closing or (B) “interested persons” (within the meaning of Section 2(a)(19) of the Investment Company Act) of the investment adviser of SIC immediately prior to the Closing; and

(ii)         for a period of not less than two years after the Closing, there shall not be imposed on SIC an “unfair burden” (as interpreted under Section 15(f) of the Investment Company Act) as a result of the transactions contemplated by this Agreement, or any express or implied terms, conditions or understandings applicable thereto.

(b)          To the extent within the control of MDLY and its Subsidiaries, MDLY shall not, and shall cause its Subsidiaries not to, take any action that would cause the foregoing covenants to not be satisfied by SIC.

(c)          Section 7.15(a) shall not apply in the event that the parties reasonably agree that Section 15(f) of the Investment Company Act no longer applies to the transactions contemplated by this Agreement. Section 7.15(a)(i) shall not apply to the extent SIC or any of its Affiliates obtains an exemptive order from the SEC as contemplated by Section 15(f)(3) of the Investment Company Act. Notwithstanding anything to the contrary contained herein, the covenants of the parties hereto contained in this Section 7.15 are intended only for the benefit of such parties and for no other Person.

7.16         Employment Matters. At the Closing, MDLY shall cause Medley Capital, LLC to enter into employment agreements substantially in the form attached hereto as Exhibit B-1 (the “Employment Agreements”) with the individuals identified in, and on the economic terms set forth in, Exhibit B-2. In addition, prior to Closing, the SIC Board shall adopt an incentive plan on substantially the same terms as the existing MDLY Stock Plan (the “SIC Incentive Plan”), which SIC Incentive Plan shall become effective at the Effective Time.

7.17         Interaction with MCC Merger Agreement. Without the consent of MDLY, SIC agrees that it will not agree to any waiver or amendment of the MCC Merger Agreement to the extent such waiver or amendment would adversely affect the economic or other rights or interests of MDLY and its stockholders under this Agreement or the MCC Merger Agreement in any material respect.

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7.18         Other Matters. On or prior to the Closing Date, SIC shall pay all accrued but unpaid fees payable to SIC Advisors LLC pursuant to the SIC Investment Advisory Agreement.

Article VIII
CONDITIONS PRECEDENT

8.1          Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          Stockholder Approval. (i) The MDLY Stockholder Approval shall have been obtained, and (ii) the SIC Stockholder Approval shall have been obtained.

(b)          Form N-14 Registration Statement. The Form N-14 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c)          Exchange Listing. The outstanding shares of SIC Common Stock, the Merger Shares and the shares of SIC Common Stock to be issued in the MCC Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(d)          SEC Exemptive Relief. The SEC Exemptive Relief shall have been granted and be in full force and effect as of the Closing Date.

(e)          Blue Sky Filings. SIC shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of SIC Common Stock pursuant to this Agreement.

(f)          No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(g)          HSR Act. Any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(h)          Exchange of Medley LLC Units. All issued and outstanding Units of Medley LLC (including Medley Restricted Units that have vested) other than Medley LLC Units held by MDLY, shall have been converted into Class A Common Stock in accordance with the MDLY LLC Exchange Agreement on (and not sooner than) the Closing Date.

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(i)          Tax Receivable Termination Agreement. The Tax Receivable Termination Agreement, to be effective as of the Effective Time, shall have been executed and delivered by all necessary parties.

(j)          MCC Merger. Each of the conditions to closing under the MCC Merger Agreement shall have been satisfied or appropriately waived, and the MCC Merger shall be consummated simultaneously with the Merger.

(k)          Third Party Consents. MDLY shall have obtained written consents to the continuation, following the Effective Time, of the advisory relationship with private funds and managed accounts representing sixty-five percent (65%) of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018.

(l)           Accounting Treatment. The SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of the Surviving Company, following the Merger, will be treated as a portfolio investment of SIC and reflected in SIC’s consolidated financial statements at fair value for accounting purposes, and that the Surviving Company’s financial results will not be consolidated into the financial statements of SIC.

(m)          No Governmental Actions. There shall be no pending suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by SIC of any MDLY Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or seeking to obtain from MDLY or SIC any damages that are material in relation to MDLY and its Subsidiaries taken as a whole, or (ii) seeking to prohibit SIC or any of its Subsidiaries from effectively controlling in any material respect the business or operations of MDLY and its Subsidiaries.

(n)          Section 368 Opinion. The parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

8.2           Conditions to Obligations of SIC. The obligation of SIC to effect the Merger is also subject to the satisfaction, or waiver by SIC, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of MDLY set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and SIC shall have received a certificate signed on behalf of MDLY by the Chief Executive Officer or the Chief Financial Officer of MDLY to the foregoing effect.

(b)          Performance of Obligations of MDLY. MDLY shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and SIC shall have received a certificate signed on behalf of MDLY by the Chief Executive Officer or the Chief Financial Officer of MDLY to such effect.

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(c)          Outstanding Indebtedness. MDLY shall have delivered to SIC fully executed copies of all consents and approvals required in order to keep the Medley LLC Outstanding Indebtedness outstanding and the Medley LLC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

(d)          Employment Matters. Each of the individuals identified on Exhibit B-2 shall have entered into an Employment Agreement in the form set forth on Exhibit B-1, as amended to reflect the economic terms applicable to such individual, as set forth in Exhibit B-2.

8.3           Conditions to Obligations of MDLY. Subject to Section 9.7, the obligation of MDLY to effect the Merger is also subject to the satisfaction or waiver by MDLY at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. Subject to the standard set forth in Section 8.4, the representations and warranties of SIC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); and MDLY shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to the foregoing effect.

(b)          Performance of Obligations of SIC. SIC shall have (i) performed in all material respects all obligations required to be performed by it under this Agreement (other than its obligations under Section 7.17) at or prior to the Effective Time, and (ii) performed in all respects all obligations required to be performed by it under Section 7.17 at or prior to the Effective Time; and MDLY shall have received a certificate signed on behalf of SIC by the Chief Executive Officer or the Chief Financial Officer of SIC to such effect.

(c)          Outstanding Indebtedness.

(i)         SIC shall have taken all actions, and executed all documents, reasonably required of SIC by the holders of Medley LLC Outstanding Indebtedness in order to keep the Medley LLC Outstanding Indebtedness outstanding and the Medley LLC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof; provided, however, neither SIC nor any of its Subsidiaries shall be obligated to provide any guarantees or other credit support for any such Medley LLC Outstanding Indebtedness.

(ii)       SIC shall have taken all actions, and executed all documents, reasonably required of SIC in order to keep the Indebtedness represented by the SIC Debt Documents outstanding and the SIC Debt Documents in full force and effect in accordance with their terms as of the date of this Agreement without any breach or violation thereof.

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8.4           Standard. No representation or warranty of MDLY contained in Article IV or of SIC contained in Article V shall be deemed untrue, inaccurate or incorrect for purposes of Section 8.2(a) or 8.3(a), as applicable, under this Agreement, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of MDLY, or Article V, in the case of SIC, has had or would reasonably be expected to have a Material Adverse Effect with respect to MDLY or SIC, respectively (disregarding for purposes of this Section 8.4, except as it relates to Section 4.8 and Section 5.8, all qualifications or limitations set forth in any representations or warranties as to “materiality,” “Material Adverse Effect” and words of similar import). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (i) Section 4.2(a) and Section 5.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 4.2(a) or Section 5.2(a), respectively, taken as a whole), and (ii) Sections 4.3(a) and 4.3(b)(i), in the case of MDLY, and Sections 5.3(a) and 5.3(b)(i), in the case of SIC, shall be deemed untrue and incorrect if not true and correct in all material respects.

8.5           Frustration of Closing Conditions. Neither MDLY nor SIC may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as applicable, to be satisfied if such failure was primarily caused by the party relying on such failure to perform any of its material obligations under this Agreement.

Article IX
TERMINATION AND AMENDMENT

9.1           Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the MDLY Stockholder Approval or the SIC Stockholder Approval:

(a)           by mutual consent of MDLY and SIC in a written instrument authorized by MDLY Board and SIC Board;

(b)           by either MDLY or SIC, if any Governmental Entity whose consent or approval is a condition to Closing set forth in Section 8.1 has denied the granting of any such consent or approval and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement;

(c)           by either MDLY or SIC, if the Merger shall not have been consummated on or before March 31, 2019 (the “Outside Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the Closing to occur by or prior to the Outside Date;

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(d)           by either SIC or MDLY, at any time prior to the Effective Time, in the event that (i) MDLY or SIC, as the case may be, shall have failed to obtain MDLY Stockholder Approval or SIC Stockholder Approval, as applicable, at the MDLY Stockholder Meeting or the SIC Stockholder Meeting, respectively, at which a vote is taken on the Merger, or (ii) the MCC Merger Agreement shall have been terminated;

(e)           by either MDLY or SIC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MDLY, in the case of a termination by SIC, or SIC, in the case of a termination by MDLY, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2 or 8.3, as the case may be, and which is not cured within thirty (30) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)            by SIC, (i) within ten (10) Business Days after the MDLY Board shall have effected an MDLY Adverse Recommendation Change prior to receipt of the MDLY Stockholder Approval, (ii) in the event the MDLY Board shall have approved or authorized MDLY or any of its Subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) MDLY fails to include the MDLY Board Recommendation in the Joint Proxy Statement/Prospectus;

(g)           by MDLY (at the direction of the MDLY Board or the MDLY Special Committee), in the event that:

(i)         (A) MDLY shall have received a Superior Proposal, (B) subject to MDLY’s compliance with its obligations under Section 7.11(f), the MDLY Board or any authorized committee thereof (including the MDLY Special Committee) shall have authorized MDLY to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, MDLY pays SIC the Termination Fee contemplated by Section 9.4 and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii)         The MDLY Board (whether at the direction of the MDLY Special Committee or otherwise) shall have effected an MDLY Adverse Recommendation Change in accordance with the terms of Section 7.11.

(h)           by MDLY, (i) within ten (10) Business Days after the SIC Board shall have effected a SIC Adverse Recommendation Change prior to receipt of SIC Stockholder Approval, (ii) in the event the SIC Board shall have approved, or authorized SIC or any of its Subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a Competing Proposal or (iii) SIC fails to include the SIC Board Recommendation in the Joint Proxy Statement/Prospectus; or

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(i)            by SIC (at the direction of the SIC Board or the SIC Special Committee), in the event that:

(i)            (A) SIC shall have received a Superior Proposal, (B) subject to SIC’s compliance with its obligations under Section 7.11(f), the SIC Board or any authorized committee thereof (including the SIC Special Committee shall have authorized SIC to enter into a definitive agreement to consummate the transaction contemplated by such Superior Proposal, and (C) concurrently with the termination of this Agreement, SIC pays MDLY the Termination Fee contemplated by Section 9.4 and enters into the definitive agreement to consummate the transaction contemplated by such Superior Proposal; or

(ii)           the SIC Board or any authorized committee thereof shall have effected a SIC Adverse Recommendation Change in accordance with the terms of Section 7.11.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h), or (i) of this Section 9.1 shall give written notice of such termination to the other party in accordance with Section 10.2, specifying the provision or provisions hereof pursuant to which such termination is effected.

9.2           Effect of Termination. In the event of termination of this Agreement by either MDLY or SIC as provided in Section 9.1, this Agreement shall become void and have no effect, and none of MDLY, SIC, Merger Sub, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 7.2(c), 9.2, 9.3, 9.4, and Article X shall survive any termination of this Agreement, and (ii) except as provided in Section 10.9(c), neither MDLY nor SIC shall be relieved or released from any liabilities or damages arising out of its fraud or knowing and intentional breach of any provision of this Agreement.

9.3           Fees and Expenses. All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses; provided, that  the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the Merger, and the fees of any HSR Act filing shall be borne equally by MDLY and SIC.

9.4           Termination Fee.

(a)          In the event that this Agreement is terminated pursuant to Section 9.1(f) or Section 9.1(g) then, provided that SIC was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, MDLY will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, a fee in an amount equal to $5,350,000 (the “Termination Fee”).

(b)          In the event that this Agreement is terminated pursuant to Section 9.1(h) or Section 9.1(i) then, provided that MDLY was not in material breach of its representations, warranties, covenants or agreements hereunder at the time of termination, SIC will pay to MDLY, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(h) or Section 9.1(i), as applicable, the Termination Fee.

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(c)          In the event that (i) prior to the MDLY Stockholder Meeting, a Third Party (the “MDLY Pre-Meeting Offeror”) makes a Competing Proposal to MDLY and/or its stockholders, or such Competing Proposal is otherwise publicly announced, and in each case such Competing Proposal not withdrawn prior to the MDLY Stockholder Meeting, (ii) this Agreement is validly terminated by either SIC or MDLY pursuant to Section 9.1(d)(i) (with respect to the failure to obtain MDLY Stockholder Approval), and (iii) within twelve (12) months following the date of such termination, MDLY consummates a Competing Proposal with the MDLY Pre-Meeting Offeror (provided that for purposes of this Section 9.4(c), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed references to “fifty percent (50%)”), MDLY will pay to SIC, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(d)(i) (with respect to the failure to obtain MDLY Stockholder Approval), the Termination Fee.

(d)          In the event that (i) prior to the SIC Stockholder Meeting, a Third Party (the “SIC Pre-Meeting Offeror”) makes a Competing Proposal to SIC and/or its stockholders, or such Competing Proposal is otherwise publicly announced, and in each case such Competing Proposal not withdrawn prior to the SIC Stockholder Meeting, (ii) this Agreement is validly terminated by either SIC or MDLY pursuant to Section 9.1(d)(i) (with respect to the failure to obtain SIC Stockholder Approval), and (iii) within twelve (12) months following the date of such termination, SIC consummates a Competing Proposal with the SIC Pre-Meeting Offeror (provided that for purposes of this Section 9.4(d), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed references to “fifty percent (50%)”), SIC will pay to MDLY, as its sole recourse in connection with termination of this Agreement in accordance with Section 9.1(d)(i) (with respect to the failure to obtain SIC Stockholder Approval), the Termination Fee.

(e)          The Termination Fee, if applicable, shall be payable (i) no later than two Business Days after the date on which this Agreement is terminated by SIC pursuant to Section 9.1(f) or by MDLY pursuant to Section 9.1(h), (ii) immediately prior to the time of termination by MDLY pursuant to Section 9.1(g) or by SIC pursuant to Section 9.1(i), (iii) pursuant to Section 9.4(c), within three (3) Business Days of the date on which MDLY consummates the Competing Proposal with the MDLY Pre-Meeting Offeror, and (iv) pursuant to Section 9.4(d), within three (3) Business Days of the date on which SIC consummates such Competing Proposal with the SIC Pre-Meeting Offeror. The parties hereto acknowledge and hereby agree that in no event shall any party be required to pay a Termination Fee on more than one occasion.

(f)          Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the Termination Fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement.

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9.5           Amendment. This Agreement may be amended by the parties, by action taken or authorized by the MDLY Board, the MDLY Special Committee, the SIC Board and the SIC Special Committee, at any time before or after receipt of MDLY Stockholder Approval or the SIC Stockholder Approval; provided, however, that after receipt of MDLY Stockholder Approval or SIC Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval of the stockholders of MDLY or SIC under Applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.6           Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by the MDLY Board, the MDLY Special Committee, the SIC Board and the SIC Special Committee, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.7           Effect of SIC Related Agreements. Notwithstanding anything in this Agreement to the contrary, SIC will not be considered in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement to the extent such breach was or should reasonably have been known to MDLY as of the date of this Agreement or arose as a result of any act or omission by MDLY or any of its Subsidiaries not in compliance with their duties under the SIC Related Agreements.

Article X
GENERAL PROVISIONS

10.1         Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the matters set forth in Section 7.7 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

10.2         Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           If to Medley, to:

Medley Management, Inc.

280 Park Ave, 6th Floor East

New York, NY 10017

Attn: Brook Taube

e-mail: brook@mdly.com

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with a copy to:

Medley Management Inc.

600 Montgomery Street

35th Floor

San Francisco, CA 94111

Attn.: John Fredericks, General Counsel

e-mail: john.fredericks@mdly.com

(b)          If to SIC or Merger Sub, to:

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Attention: Oliver T. Kane

with a copy to:

Sullivan & Worcester LLP

1666 K Street, NW

Washington, DC 20006

Attention: David M. Leahy
Fax: (202) 293-2275

10.3         Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” MDLY Disclosure Schedule and the SIC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any Applicable Law.

10.4         Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

10.5         Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

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10.6         Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly-performed within such state, without regard to any applicable conflicts of law principles. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if (and only if) such court lacks subject matter jurisdiction, any Federal court of the United States of America sitting in the State of Delaware, and the respective appellate courts from the foregoing (all of the foregoing, collectively, the “Delaware Courts”), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the applicable Delaware Court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the applicable Delaware Court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in the applicable Delaware Court, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the applicable Delaware Court. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each party irrevocably consents to service of process in the manner provided for by Applicable Law. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Applicable Law.

10.7         Publicity. THE INITIAL PRESS RELEASE CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE A JOINT PRESS RELEASE. Neither MDLY nor SIC shall, and neither MDLY nor SIC shall permit any of its Subsidiaries or representatives to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior written consent of SIC, in the case of a proposed announcement or statement by MDLY, or MDLY, in the case of a proposed announcement or statement by SIC; provided, however, that either party may, after prior written notice to the other party, issue or cause the publication of any press release or other public announcement or filing to the extent required by law or by the rules and regulations of the NYSE; provided, however, the party issuing such press release or other public announcement or filing must consult with the other party before issuing such press release or other public announcement or filing and provide such party with an opportunity to review and comment upon such press release or other public announcement or filing, which comments the other party shall consider in good faith.

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10.8         Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 7.7, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies under this Agreement. Except as provided in Section 7.7 only, SIC and MDLY hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon such representations and warranties set forth herein. The parties hereto further agree that the rights of Third Party beneficiaries under Section 7.7 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9         Remedies.

(a)          Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)          The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement to be performed by either party was not performed in accordance with its specific terms or was otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by either party of any of its respective covenants or obligations set forth in this Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.9(b), neither party shall in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.9(b) are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.9(b) shall require either party to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 10.9(b) prior or as a condition to exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.9(b) or anything set forth in this Section 10.9(b) restrict or limit such party’s right to terminate this Agreement in accordance with Section 9.1 or pursue any other remedies under this Agreement that may be available then or thereafter.

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(c)          Notwithstanding anything to the contrary in this Agreement, the parties hereto expressly acknowledge and agree that the remedies set forth in Section 9.4 shall be the sole and exclusive remedies available to SIC, in the event this Agreement is terminated under Section 9.1(d) (i)(with respect to the failure to obtain MDLY Stockholder Approval), Section 9.1(f) or Section 9.1(g), and MDLY, in the event this Agreement is terminated under Section 9.1(d)(i) (with respect to the failure to obtain SIC Stockholder Approval), Section 9.1 (h) or Section 9.1(i). To the extent SIC or MDLY is entitled to receive the Termination Fee, the receipt of such amounts shall be deemed to be full and final payment for any and all losses or damages suffered or incurred by SIC or MDLY, as applicable, or any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of SIC nor any of its Affiliates, or MDLY or any of its Affiliates, as applicable, or any other Person shall be entitled to bring or maintain any other Claim against MDLY or SIC, as applicable, or any of their Affiliates arising out of this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination.

10.10       Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

10.11       Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

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IN WITNESS WHEREOF, the undersigned parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDLEY MANAGEMENT INC.

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

Signature Page

EXHIBIT A

Tax Receivable Termination Agreement

[See attached.]

TERMINATION, WAIVER AND LOCKUP AGREEMENT

This TERMINATION, WAIVER AND LOCKUP AGREEMENT, dated as of August 9, 2018 (this “Agreement”), is entered into by and among Medley Management Inc., a Delaware corporation (the “MDLY”), Medley LLC, a Delaware limited liability company (“Medley”), Medley Group LLC, a Delaware limited liability company (“Medley Group”), each of the undersigned on the signature page hereto (the “Unitholders”) and Sierra Income Corporation (“SIC”, and collectively with MDLY, Medley, Medley Group and the Unitholders, the “Parties”).

WHEREAS, MDLY, Medley, and the Unitholders, are parties to that certain Exchange Agreement, dated as of September 23, 2014 (as amended or otherwise modified from time to time, the “Exchange Agreement”);

WHEREAS, MDLY and the Unitholders, as the TRA Parties thereunder, are parties to that certain Tax Receivable Agreement dated as of September 23, 2014 (as amended or otherwise modified from time to time, the “Tax Receivable Agreement”);

WHEREAS, MLDY, Medley Group and the Unitholders, as the Covered Persons thereunder, are parties to that certain Registration Rights Agreement, dated September 23, 2014 (as amended or otherwise modified from time to time, the “Registration Rights Agreement”);

WHEREAS, MDLY has entered into an Agreement and Plan of Merger (the “MDLY Merger Agreement”), dated as of the date hereof, with SIC and Sierra Management Inc. (“Merger Sub”) pursuant to which MDLY will be merged (the “MDLY Merger”) with and into Merger Sub and the separate corporate existence of MDLY will cease (capitalized terms used in this Agreement without definition are used with the meanings given them in the MDLY Merger Agreement);

WHEREAS, SIC has also entered into an Agreement and Plan of Merger (the “MCC Merger Agreement”), dated as of the date hereof, with Medley Capital Corporation (“MCC”) pursuant to which MCC will be merged (the “MCC Merger”) with and into SIC and the separate corporate existence of MCC will cease;

WHEREAS, the MDLY Merger Agreement requires, among other things, as a condition precedent to the closing of the transactions contemplated by the Merger Agreement, that this Agreement be executed and delivered by the Unitholders to terminate the Tax Receivable Agreement and the Registration Rights Agreement effective as of the Effective Time and to reflect the agreement of the Unitholders not to exchange any of their Units for shares of Class A Common Stock pursuant to the Exchange Agreement until immediately prior to the Effective Time and to agree to not sell any of the shares of SIC Common Stock that they may receive upon consummation of the MDLY Merger or the MCC Merger for one year following the Effective Time;

WHEREAS, the cash consideration to be received by the Unitholders under the MDLY Merger Agreement was calculated by the Unitholders in consultation with their tax advisors and was based on their estimate of what would be approximately equal to and used to pay the Unitholders’ taxes arising as a result of the exchange of their Units into shares of Class A Common Stock as of the Effective Time.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Termination of Tax Receivable Agreement.

(a)	Effective as of the Effective Time, and without any further action on the part of any person (including, without limitation, any of the Parties) and without any further consideration by MDLY or SIC, the Tax Receivable Agreement is hereby irrevocably and unconditionally terminated and shall be of no further force or effect with respect to the Parties, other than the provisions set forth in Section 7.12 (Confidentiality). Each of the Unitholders acknowledges and agrees that effective with the termination of the Tax Receivable Agreement any outstanding obligations of MDLY under the Tax Receivable Agreement to the Unitholders shall have been satisfied in full.

(b)	Notwithstanding anything to the contrary contained in the Tax Receivable Agreement, from an after the Effective Time, no party to the Tax Receivable Agreement shall have any further rights or obligations thereunder, including without limitation the obligation to pay, or the right to receive, any amount or benefit, including without limitation the Early Termination Payment (as defined in the Tax Receivable Agreement), other than the rights and obligations set forth in Section 7.12 (Confidentiality).

2.	Termination of Registration Rights Agreement. Effective as of the Effective Time, and without any further action on the part of any person (including, without limitation, any of the Parties) the Registration Rights Agreement is hereby irrevocably and unconditionally terminated and shall be of no further force or effect with respect to the Parties.

3.	Waiver. Each Unithholder hereby agrees to (i) waive any and all rights to exchange Units for MDLY Class A Common Stock pursuant to the Exchange Agreement prior to the Effective Time, (ii) exchange Units for MDLY Class A Common Stock only as contemplated in the Merger Agreement, and (iii) not sell, transfer or otherwise dispose of any Units prior to the Effective Time, except to Permitted Transferees; provided, that such Permitted Transferees execute a joinder to this Agreement in form reasonably acceptable to the parties.

4.	Lock Up. Each of the Unitholders hereby agrees:

(a)	Definitions. For purposes of this Section 4, the following terms shall have the meanings set forth below:

“Common Shares’ means the shares of common stock, par value $0.001 per share, of SIC.

“Lock-Up Period” means the period beginning on the Effective Time and ending on the first anniversary of the Effective Time; provided, however, in the case of a Unitholder identified on the signature pages hereto as an “Individual Unitholder” who is also an employee of Medley Capital LLC, SIC or any of its Affiliates on or after the Effective Time, with respect to such Individual Unitholder and his or her Permitted Transferees, the Lock-Up Period shall end as of the date of termination of such Unitholder’s employment in the event that such termination is without Cause (as that term is defined in the form of Employment Agreement attached to the MDLY Merger Agreement) or such Individual Unitholder terminates his or her employment with Good Reason (as that term is defined in the form of Employment Agreement attached to the MDLY Merger Agreement).

“Lock-Up Shares” means any Common Shares that a Unitholder acquires pursuant to the MDLY Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 4(b) hereof (and shall include any shares of capital stock of SIC issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Permitted Transfer” means any of the following:

(i)	the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(ii)	the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (ii) of this definition; or

(iii)	any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in paragraph (i) or (ii) of the definition of Permitted Transferee.

“Permitted Transferee” means any of the following:

(i)	any Immediate Family Member of the Unitholder or any lineal descendant of any such Immediate Family Member;

(ii)	any trust for the direct or indirect benefit of the Unitholder or any Immediate Family Member of the Unitholder; and

(iii)	any other entity directly or indirectly wholly-owned and controlled by the Unitholder or such Unitholder’s Permitted Transferees described in clauses (i) and (ii) of this definition.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

“Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Unitholder or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Unitholder or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

(b)	Restrictions on Transfer of Common Shares. Each Unitholder agrees that, during the Lock-Up Period, they will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 4.

(c)	Legend. At the request of SIC, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as SIC’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE / STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN EMPLOYMENT AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean SIC for purposes of the above legend.

(d)	Stop Transfer. SIC and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 4 and the Unitholder agrees and consents to the entry of stop transfer instructions with the SIC transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with this Section 4.

5.	Release. Each of the Parties (each a “Releasor”) hereby releases and forever discharges each other party to the Exchange Agreement, Tax Receivable Agreement and the Registration Rights Agreement, as applicable, and their respective predecessors, successors and assigns, and all of their respective partners, independent contractors, officers, directors, shareholders, employees, agents, advisers and representatives (collectively in each case, the “Released Parties”), of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands whatsoever, in law or in equity, which the Releasor ever had, now has, or may have, or which any successor or assign of the Releasor hereafter can, shall or may have, against any Released Party, relating to, resulting from or arising out of the Exchange Agreement, Tax Receivable Agreement or Registration Rights Agreement; provided, however, that the foregoing Release shall in no event constitute a future release or waiver of rights under Section 7.12 of the Tax Receivable Agreement (Confidentiality) to the extent a breach thereof occurs following the Effective Time. In addition to the foregoing release, the Unitholders shall execute and deliver at the Effective Time a bring down release agreement in the form of Exhibit A attached hereto.

6.	Representations and Warranties of the Unitholders. Each Unitholder represents and warrants, on behalf of such Unitholder, as follows, as of the date of this Agreement:

(a)	Unitholder has full power and authority to execute and deliver this Agreement, to perform such Unitholder’s obligations hereunder and to consummate the transactions contemplated hereby. If Unitholder is not an individual, such Unitholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. The execution and delivery of this Agreement, the performance of Unitholder’s obligations hereunder, and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite actions of such Unitholder. This Agreement has been duly and validly executed and delivered by Unitholder and constitutes a legal, valid and binding obligation of such Unitholder, enforceable against such Unitholder in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exception.

(b)	Except for assignments that have occurred prior to the date hereof between Unitholders party hereto, Unitholder has not transferred, assigned, pledged or otherwise encumbered any of such Unitholder’s Class A Units or any of such Unitholder’s rights under the Tax Receivable Agreement, the Registration Rights Agreement or the Exchange Agreement. True and correct copies of the Tax Receivable Agreement, the Registration Rights Agreement and the Exchange Agreement are attached hereto as Exhibit A.

7.	Governing Law. This Agreement and any dispute arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

8.	Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or PDF), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

9.	Amendment. This Agreement may not be terminated or amended in any manner, and no terms or conditions of this Agreement may be waived by any party hereto, without the prior written consent of SIC and, prior to the Effective Time, the MDLY Special Committee (as defined in the MDLY Merger Agreement).

10.	Entire Agreement. The Merger Agreement and this Agreement constitutes the entire agreement between the Parties relating to the subject matter hereof and supersedes all previous agreements and representations, written or oral, between the Parties.

11.	Further Assurances. If any Party reasonably determines or is reasonably advised that any further instruments, actions, or things are necessary or desirable to carry out the terms of this Agreement, each Party shall execute and deliver such instruments, perform all such actions and provide all such things reasonably necessary and proper to carry out the terms of this Agreement.

[Signature page follows]

EXECUTED as of the date first set forth above.

MEDLEY MANAGEMENT INC.

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY GROUP LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Member

UNITHOLDERS:

B. TAUBE 2014 ASSOCIATES, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Special Managing Member

BROOK TAUBE TRUST

By:	/s/ Brook Taube
Name: Brook Taube
Title: Trustee

[Signature Page – Termination Agreement]

A. TAUBE 2014 ASSOCIATES, LLC

By:	/s/ Seth Taube
Name: Seth Taube
Title: Special Managing Member

S. TAUBE 2014 ASSOCIATES, LLC

By:	/s/ Seth Taube
Name: Seth Taube
Title: Special Managing Member

SETH AND ANGIE TAUBE TRUST

By:	/s/ Seth Taube
Name: Seth Taube
Title: Trustee

[Signature Page – Termination Agreement]

PERCY HOLDINGS, LLC

By:	/s/ Jeffrey Tonkel
Name: Jeffrey Tonkel
Title: Manager

Individual Unitholders:

/s/ Jeffrey Tonkel
Jeffrey Tonkel

/s/ Richard T. Allorto, Jr.
Richard T. Allorto, Jr.

/s/ John D. Fredericks
John D. Fredericks

/s/ Christopher Taube
Christopher Taube

/s/ Samuel Anderson
Samuel Anderson

[Signature Page – Termination Agreement]

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer

[Signature Page – Termination Agreement]

Exhibit A

Bring Down Release

Dated as of ______________

This Bring Down Release is hereby incorporated in its entirety into the Termination, Waiver and Lockup Agreement, dated as of August [__], 2018 (the “Termination Agreement”), by and among Medley Management Inc., a Delaware corporation (the “MDLY”), Medley LLC, a Delaware limited liability company (“Medley”), Medley Group LLC, a Delaware limited liability company (“Medley Group”), each of the undersigned on the signature page hereto (the “Unitholders”) and Sierra Income Corporation (“SIC” and collectively with MDLY, Medley, Medley Group and the Unitholders, the “Parties”).

As of the Effective Time, each of the Parties (each a “Releasor”) hereby releases and forever discharges each other party to the Exchange Agreement, Tax Receivable Agreement and the Registration Rights Agreement, as applicable, and their respective predecessors, successors and assigns, and all of their respective partners, independent contractors, officers, directors, shareholders, employees, agents, advisers and representatives (collectively in each case, the “Released Parties”), of and from any and all liabilities, actions, suits, debts, accounts, obligations, covenants, claims and demands whatsoever, in law or in equity, which the Releasor ever had, now has, or may have, or which any successor or assign of the Releasor hereafter can, shall or may have, against any Released Party, relating to, resulting from or arising out of the Exchange Agreement, Tax Receivable Agreement or Registration Rights Agreement; provided, however, that the foregoing Release shall in no event constitute a future release or waiver of rights under Section 7.12 of the Tax Receivable Agreement (Confidentiality) to the extent a breach thereof occurs following the Effective Time.

The representations and warranties of the Unitholders set forth in Section 6 of the Termination Agreement are true and correct in all material respects on and as of the Effective Time, as though made on and as of such date.

[Signature Pages Follow]

EXECUTED as of the date first set forth above.

MEDLEY MANAGEMENT INC.

By:
Name:
Title:

MEDLEY LLC

By:
Name:
Title:

MEDLEY GROUP LLC

By:
Name:
Title:

UNITHOLDERS:

B. TAUBE 2014 ASSOCIATES, LLC

By:
Name:
Title:

BROOK TAUBE TRUST

By:
Name:
Title:

[Signature Page – Bring Down Release]

A. TAUBE 2014 ASSOCIATES, LLC

By:
Name:
Title:

S. TAUBE 2014 ASSOCIATES, LLC

By:
Name:
Title:

SETH AND ANGIE TAUBE TRUST

By:
Name:
Title:

[Signature Page – Bring Down Release]

PERCY HOLDINGS, LLC

By:
Name: Jeffrey Tonkel
Title: Manager

Individual Unitholders:

Jeffrey Tonkel

Richard T. Allorto, Jr.

John D. Fredericks

Christopher Taube

Samuel Anderson

[Signature Page – Bring Down Release]

SIERRA INCOME CORPORATION

By:
Name:
Title:

[Signature Page – Bring Down Release]

EXHIBIT B-1

Form of Employment Agreement

[See attached.]

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into as of [       , 201_] (the “Effective Date”) between Medley Capital LLC (the “Company”) and [               ] (the “Employee”) (each a “Party,” collectively, “Parties”).

The Company wishes to engage Employee to provide services to the Company, Sierra Income Corporation and each of their respective subsidiaries and affiliates (the “Company Group”) and Employee wishes to provide such services, pursuant to the terms and conditions set forth in this Agreement.

In consideration of the mutual promises set forth below and other valuable consideration (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows.

1.           Position. The Company hereby employs Employee as [                              ] or in such capacity as may later be agreed to by the Parties, and Employee agrees to serve the Company in such capacity in a manner consistent with the terms and conditions of this Agreement.

2.           Term. This Agreement shall commence on the Effective Date and shall expire on the thirty (30) month anniversary of the Effective Date (the “Initial Term”), unless terminated earlier pursuant to the provisions of Section 8 hereof. The term of employment shall be renewed automatically for successive periods of one (1) year (each, a “Renewal Term”) after the expiration of the Initial Term, unless the Company provides Employee, or Employee provides the Company, with written notice to the contrary at least one hundred twenty (120) calendar days prior to the end of the Initial Term or any Renewal Term. For the avoidance of doubt, this Agreement shall remain in effect during the Renewal Term unless terminated earlier pursuant to the provisions of Section 8 hereof. The Initial Term and any Renewal Terms are collectively referred to herein as the “Term.”

3.           Duties.

a.           Employee shall have the duties, authorities and responsibilities forth in Exhibit B attached to this Agreement. Employee’s principal place of employment with the Company shall be at the Company’s offices, currently at 280 Park Avenue, 6th Floor East, New York, New York, provided that Employee understands and agrees that Employee may be required to travel from time to time for business purposes.

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b.           Employee shall devote Employee’s full business time, energy, business judgment, knowledge, skill and best efforts to the performance of Employee’s duties with the Company Group, in conformance with rules and policies of the Company Group in effect from time to time and otherwise provided or made available to Employee. Employee will not, during the Term, directly or indirectly engage in any other business, either as an employee, employer, consultant, principal, officer, director, advisor or in any other capacity, either with or without compensation, without the prior written consent of the Company’s Board of Directors (the “Board”). However, Employee may devote reasonable time to activities such as supervision of personal investments and activities involving professional, charitable, civic, educational, religious and similar types of activities, speaking engagements and membership on other boards, provided such activities do not interfere in any material way with the business of the Company Group and provided further that Employee cannot serve on the board of directors of (or provide services to) any publicly traded company without the written consent of the Board, which shall not be unreasonably withheld. The time involved in such activities shall not be treated as vacation time. Employee shall be entitled to keep any amounts paid to him in connection with such activities (such as director fees and honoraria).

4.           Compensation.

a.           Generally. As compensation, Employee shall receive a Base Salary (as defined below) and may, as determined at the discretion of the Board or Compensation Committee of the Board (the “Compensation Committee”), as applicable, participate in an annual bonus program (the “Annual Bonus”). Annual Bonuses may be provided to align the goals and objectives of the Employee with those of the Company, business units within the Company and the expected goals and objectives of the Company’s shareholders, as applicable, and according to standards of good governance, ethical leadership and the successful growth and well-being of the Company Group. The award of any Annual Bonus will generally depend upon the satisfaction of personal and/or Company Group performance metrics as determined by Board or Compensation Committee, as applicable, for the year.

Compensatory payments made to Employee under the terms of this Agreement are subject to tax and other withholding required or permitted by law and such additional withholding as may be requested by Employee.

b.           Base Salary. The Company agrees to pay Employee a base salary at an annual rate of [                              ] ($               ) (the “Base Salary”), payable in accordance with the regular payroll practices of the Company. This Base Salary shall compensate Employee for all hours of work, and this position shall not be eligible for overtime. The Base Salary shall be subject to change at the discretion of the Board or Compensation Committee, as applicable. The term “Base Salary” will refer to the Base Salary as may be modified from time to time.

c.           Annual Bonus.

(i)          Annual Bonus for 2018. Employee shall be eligible to receive an Annual Bonus with respect to performance for the 2018 year equal to [$__________, as set forth in the economic terms set forth in Exhibit B-2 of the Agreement and Plan of Merger by and among Medley Management Inc., Sierra Income Corporation, and Sierra Management, Inc., dated as of August 9, 2018 and on a similar basis for other selected senior executives] to be paid no later than March 15, 2019. The Board or Compensation Committee, as applicable, may increase the 2018 Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for 2018 unless the Employee remains employed through the date of payment.

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(ii)         Annual Bonus for 2019 and Thereafter. Each year during the first quarter of the year, the Board or Compensation Committee, as applicable, shall establish a target annual bonus for the year of no less than [____% of Base Salary] and performance and other objectives for the year for such bonus, all as determined, in consultation with the Company’s senior executive officers (“Management”), by the Board or Compensation Committee, as applicable.

No earlier than January 1 nor later than March 15 of the following year, the Board or Compensation Committee, as applicable, shall determine the amount of the final Annual Bonus, if any, to be paid for the preceding year, which amount may be based in whole or in part on satisfaction of the performance and other objectives for the preceding year. The extent to which performance and other objectives are met will be determined based on actual achievement (as determined, in consultation with Management, by the Board or Compensation Committee, as applicable, in good faith). The Board or Compensation Committee, as applicable, may increase the Annual Bonus in recognition of performance in excess of performance objectives. No Annual Bonus shall be earned for a year unless the Employee remains employed through the date of payment.

d.           Form of Annual Bonus. The Annual Bonus for the preceding year (including for 2018) shall be paid [___%] in cash immediately and [___%] in the form of an RSU award. With respect to the Annual Bonus for 2018, the RSU shall vest in three (3) equal annual installments, beginning on the first anniversary of the Effective Date.

e.           Clawback. The Annual Bonus made under this Agreement shall be subject to recoupment by the Company to the extent required by applicable law (including without limitation Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of the NYSE.

5.           Employee Benefits.

a.           Benefits. The Company intends to continue existing benefit plans maintained by Medley Capital LLC, or plans to adopt benefit plans consistent with or generally more favorable in the aggregate than the current benefit plans of Medley Capital LLC, and the Employee will remain or become eligible for participation in those plans made available to other similarly situated employees of the Company, including, but not limited to group health plan coverage, short and long term disability insurance coverage, life insurance coverage, qualified retirement benefit plan coverage, non-qualified benefit plan coverage and tax and financial planning benefits, in accordance with and subject to the terms and conditions of those plans. Notwithstanding the preceding sentence, the Company reserves the right to adopt, amend or terminate any benefit plan, program or arrangement.

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b.           Paid Time Off. Employee shall be entitled to no less than twenty-five (25) business days paid time off, subject to the terms and conditions of the Company’s vacation policies, procedures and practices. Paid time off accrues with each pay period, subject to an annual cap, and cannot be carried over to the subsequent calendar year, except to the extent required by applicable law. Any unused vacation will not be paid upon termination of employment.

6.           Business Expenses. The Company agrees to reimburse Employee for reasonable and customary business expenses related to Employee’s performance of services under this Agreement, subject to appropriate approvals by the Board as applicable. As a condition of reimbursement, Employee must account for and substantiate all such expenses in accordance with applicable Company policies and consistent with Internal Revenue Service requirements for reimbursable business expenses.

7.           Freedom to Contract. The Company does not infringe upon the proprietary information, trade secrets or confidential information of third parties. Employee represents and warrants that Employee has the right to enter into this Agreement, that Employee is eligible for employment by the Company, that no other written or verbal agreements exist that would be in conflict with or prevent the performance by Employee of any portion of this Agreement, and that Employee is not subject to or in breach of any non-disclosure agreement or restrictive covenant of any nature separate from the provisions included in this Agreement. Employee will not enter into this Agreement without first disclosing to the Board any non-disclosure agreement or restrictive covenant agreement Employee has entered into (verbally or in writing) at any time that is still in effect on its terms as of the Effective Date of this Agreement, regardless of whether Employee believes or has reason to believe such agreement is void or unenforceable in whole or in part.

8.           Termination.

a.           Death. Employee’s employment shall terminate on the date of Employee’s death. In the event of the death of Employee during the Term, the Company shall pay to Employee’s legal representatives or named beneficiaries (as designated in a writing delivered to the Company):

(i)          Employee’s earned but unpaid Base Salary as of the date of Employee’s death;

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(ii)         Any unpaid Annual Bonus for the year prior to the date of Employee’s death, based on actual performance for that year, payable at the same time (and in the same form) such amounts are paid to continuing employees; and

(iii)        A pro-rated amount of the Annual Bonus for the year of death, assuming performance at the target level, if any, for the year in which death occurs and paid as soon as practicable following death.

In addition, vesting of any outstanding RSU awards at death shall be fully accelerated.

In addition, group health benefits will be provided to the Employee’s qualified beneficiaries following the death of Employee to the extent such benefits are elected under COBRA and at no cost for a period of one (1) year following Employee’s death. All amounts due under this paragraph shall, except as otherwise provided, be paid as soon as practicable following Employee’s termination on account of death.

b.           Disability. Notwithstanding the foregoing, Employee’s employment shall terminate on the date specified in a written notice from the Company terminating Employee’s employment due to Disability during the Term or, in the event no date is specified in such notice, on the date on which such notice is delivered to Employee or Employee’s legal representative. For purposes of this Agreement, “Disability” shall mean that Employee is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, (i) unable to engage in any substantial gainful activity, as determined by a licensed physician as reasonably chosen by the Company, or (ii) receiving income replacement benefits for a period of not less than three (3) months under the Company’s group disability plan. In the event of the termination of Employee’s employment due to Disability, the Company shall:

(i)          Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii)         Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on actual performance for that year, payable at the same time (and in the same form) such amounts are paid to continuing employees;

(iii)        Pay a pro-rated amount of the Annual Bonus for the year of termination, assuming performance at the target level, if any, for the year in which termination; and

(iv)        Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

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In addition, group health benefits will be provided to the Employee and his qualified beneficiaries following the Employee’s termination on account of Disability to the extent such benefits are elected under COBRA and at no cost for a period of one (1) year following Employee’s termination on account of Disability. All amounts due under this paragraph shall, except as otherwise provided, be paid as soon as practicable following termination on account of the Employee’s Disability.

c.           Termination by the Company for Cause. Notwithstanding the foregoing, the Company may terminate Employee’s employment under this Agreement at any time for Cause. “Cause” shall mean: (i) fraud against the Company Group, which causes material harm to any member of the Company Group; (ii) willful failure or any willful refusal to implement or undertake the lawful directives of the Board or such other supervisor as may be assigned by the Company Group when such directives are materially consistent with Employee’s duties under this Agreement; (iii) engaging in willful conduct (other than at the direction of the Company) that causes material injury, monetary or otherwise, to any member of the Company Group, or that reflects adversely on any member of the Company Group, or that materially affects Employee’s ability to perform Employee’s duties; (iv) conviction of, or the entering of a plea of guilty or nolo contendere, by Employee to a financial crime that constitutes a felony (or any state-law equivalent) or involves moral turpitude; (v) the entry of any order or consent decree, whether or not liability is admitted or denied, by the Securities and Exchange Commission against Employee in respect of charges that Employee violated any provision of the Investment Company Act of 1940, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than provisions requiring the maintenance of proper books and records; (vi) theft, misappropriation, embezzlement or conversion of the assets or opportunities of any member of the Company Group; (vii) a material breach of the terms, covenants or representations of this Agreement or any agreement between Employee and any member of the Company Group; or (viii) a willful violation of the written rules or policies of any member of the Company Group, which causes material harm to any member of the Company Group, provided that, in the case of the occurrence of an event described in clause (vii) or (viii) above, Employee shall have ten (10) business days after receipt of written notice thereof, stating in reasonable detail the actions or omissions purporting to constitute such breach or violation, to cure, and upon such cure, such event shall not be deemed to be the basis for a termination of Employee for Cause, unless the Company acting in good faith, otherwise determines that such occurrence is not reasonably subject to being cured; provided, however, that with respect to the occurrence of an event described in clause (vii) above, the foregoing cure period shall be available to Employee only with respect to the first occurrence of the same event described in clause (vii) above, and such cure period shall not be available to Employee with respect to any subsequent occurrence of an event described in clause (vii) above. For purposes of this Agreement, no act or failure to act on Employee’s part shall be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee’s action or omission was in the best interests of the Company Group. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company Group. In the event of Termination for Cause, Employee shall be entitled to receive any earned but unpaid Base Salary, paid as soon as practicable following termination.

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d.           Termination by the Company Without Cause or by Employee with Good Reason. The Company may terminate Employee’s employment without Cause at any time under this Agreement. In the event of termination of Employee’s employment by the Company without Cause or Employee terminates employment with Good Reason (as defined below), the Company shall:

(i)          Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii)         Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on actual performance, for that year and payable at the same time (and in the same form) such amounts are paid to continuing employees;

(iii)        Pay a pro-rated amount of the Annual Bonus for the year of termination, assuming performance at the target level, if any, for the year in which termination occurs (which amount shall be included in the amount payable in Section 8(d)(iv));

(iv)        Pay, on an equal monthly basis and using regularly scheduled payroll periods over [eighteen (18) / twenty-four (24) / thirty (30)]1 months, an amount equal to the sum of (x) one-twelfth (1/12th) the Employee’s Base Salary plus (y) one-twelfth (1/12th) of the cash portion of the Employee’s Annual Bonus for the year of termination, assuming performance at the target level (for the avoidance of doubt, the amount referred to in Section 8(d)(iii)); and

(v)         Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

e.           Termination for Notice of Non-Renewal. If the Company provides notice to Employee that the Company is not renewing the Term under Section 2, at the end of the Initial Term or any Renewal Term, Employee’s employment shall terminate and the Company shall:

1 [Thirty (30) months for the CEO, twenty-four (24) months for the Vice Chairman, and eighteen (18) months for other employees who enter into this Agreement.]

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(i)          Pay Employee’s earned but unpaid Base Salary as of the date of Employee’s termination;

(ii)         Pay any unpaid Annual Bonus for the year prior to the date of Employee’s termination, based on actual performance for that year, payable at the same time (and in the same form) such amounts are paid to continuing employees;

(iii)        Pay a pro-rated amount of the Annual Bonus for the year of termination, assuming performance at the target level, if any, for the year in which termination occurs (which amount shall be included in the amount payable in Section 8(e)(iv));

(iv)        Pay, on an equal monthly basis and using regularly scheduled payroll periods over [eighteen (18) / twenty-four (24) / thirty (30)]2 months, an amount equal to the sum of (x) one-twelfth (1/12th) the Employee’s Base Salary plus (y) one-twelfth (1/12th) of the cash portion of the Employee’s Annual Bonus for the year of termination, assuming performance at the target level (for the avoidance of doubt, the amount referred to in Section 8(e)(iii)); and

(v)         Fully accelerate vesting of any outstanding RSU awards as of the date of termination.

f.            Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without Employee’s consent: (i) a material diminution in Employee’s base compensation opportunity; (ii) a material diminution in Employee’s authority, duties or responsibilities; (iii) a requirement that Employee report to a corporate officer or employee instead of reporting directly to the Board or Employee’s supervisor; (iv) a material diminution in the budget over which Employee retains authority; (v) a material change in the geographic location at which Employee must perform the services; or (vi) any other action or inaction that constitutes a material breach by the Company of this Agreement. Employee must provide notice to the Company of the existence of the condition described above within a period not to exceed ninety (90) calendar days of the initial existence of the condition, and the Company will have a period of at least thirty (30) calendar days following the notice during which it may remedy the condition. Any termination for Good Reason must occur within two (2) years following the initial existence of one or more of the foregoing conditions.

g.           Termination by Employee other than for Good Reason. Notwithstanding the foregoing, Employee may terminate Employee’s employment under this Agreement for any reason, provided such termination may take place no earlier than the end of the month that is not less than three (3) months after Employee has provided written notice to the Company of Employee’s intent to terminate Employee’s employment. The Company may elect to accept Employee’s resignation at any time prior to the end of such notice period. In the event of any termination of Employee’s employment under this Section, the Company shall pay to Employee Employee’s earned but unpaid Base Salary.

2 [Thirty (30) months for the CEO, twenty-four (24) months for the Vice Chairman, and eighteen (18) months for other employees who enter into this Agreement.]

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h.           Executed Waiver and Forfeiture. No amount shall be payable under this Section 8 unless a General Release of Claims, substantially in the form attached as Exhibit A (the “Release Form”), has been duly executed by Employee and delivered to the Company and any applicable revocation period has expired within the sixty (60) day period following termination of employment, provided that to the extent Internal Revenue Code Section 409A (“Section 409A”) applies to a payment, such payment will be deferred and paid in a lump sum on the sixtieth (60th) day following termination.

i.            Post-Termination Knowledge of Cause or Breach. If (i) Employee’s employment with the Company terminates for any reason other than Cause and, after the date of Employee’s termination, matters constituting Cause become known to the Company or (ii) Employee materially breaches any of Employee’s post-employment obligations, including non-competition, non-solicitation, non-disparagement and non-disclosure obligations, then the Company may, by written notice to Employee (describing in reasonable detail the facts giving rise to such Cause or breach) obligate Employee to repay in full on a net after-tax within thirty (30) days of that notice: (1) any Annual Bonus(es) paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith; (2) any amounts of severance Employee has received hereunder; and (3) the amount of any compensation received upon exercise, settlement or other payment of any equity award that was exercised, settled or otherwise paid after the earliest date of occurrence of matters constituting Cause or breach, as determined by the Board in good faith. In addition, any unpaid Annual Bonus(es), severance, and any outstanding equity awards, shall be forfeited.

j.            No Mitigation or Offset. Employee shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise, and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Employee’s other employment or otherwise.

9.           Work Product.

a.           Definition. Employee acknowledges and agrees that during the Term, there will be certain restrictions on Employee’s development of technology, ideas and inventions (collectively, “Work Product”). The term Work Product shall mean all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents and copyrights, and all improvements, rights and claims related to the foregoing, which are within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company, and which are conceived, developed or reduced to practice by Employee alone or with others, except to the extent that applicable law prohibits the assignment of these rights. Employee agrees that all original works of authorship that are made by Employee (solely or jointly with others) within the scope of Employee’s employment, or that results from or is suggested by any work performed by Employee for the Company Group, or that relate to actual or demonstrably anticipated research or development for the Company Group, and that are protectable by copyright, are “works made for hire,” as that term is defined in the United States Copyright Act of 1976, as amended (17 U.S.C. § 101).

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b.           Disclosure. Employee agrees to maintain adequate and current written records on the development of all Work Product and to disclose promptly to the Company all Work Product and relevant records, which records will remain the sole property of the Company Group. Employee further agrees that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work or authorship, design formula, discovery, patent or copyright that Employee does not believe to be Work Product, but is conceived, developed or reduced to practice by Employee (alone or with others) during Employee’s employment, or during the one (1) year period following termination of Employee’s employment, shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact it constitutes Work Product subject to this Agreement. The Company’s determination that the information is Work Product subject to this Agreement shall be final and binding.

c.           Assignment. Employee hereby assigns to the Company, without further consideration, all right, title and interest that Employee may presently have or acquire (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Work Product, which will be the sole property of the Company Group, whether or not patentable or otherwise registrable. In the event any Work Product will be deemed by the Company to be patentable or otherwise registrable, Employee agrees to assist the Company Group (at its expense) in obtaining letters patent or other applicable registrations, and Employee will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations and to vest the Company or a member of the Company Group with full title to them. Employee further agrees that Employee’s obligation to assist the Company Group in obtaining and enforcing patents, registrations or other rights for such inventions in any and all countries, will continue beyond the termination of Employee’s employment, but the Company shall compensate Employee at a reasonable rate after such termination for the time actually spent by Employee at the Company’s request for such assistance. Should the Company or a member of the Company Group be unable to secure Employee’s signature on any document necessary to apply for, prosecute, obtain or enforce any patent, copyright or other right or protection relating to any Work Product, whether due to Employee’s mental or physical incapacity or any other cause, Employee hereby irrevocably designates and appoints the Company and each of its duly authorized officers and agents as Employee’s agent and attorney-in-fact, to act for and on Employee’s behalf, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance and enforcement of patents, copyrights or other rights of protections with the same force and effect as if executed and delivered by Employee.

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If Employee resides in California, the foregoing assignment clause in this Section 9(c) will not apply to an invention that Employee developed entirely on Employee’s own time without using the Company Group’s equipment, supplies, facilities or trade secret information except for those inventions that either: (i) relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or (ii) result from any work performed by Employee for the Company Group. Cal. Lab. Code § 2870(a).

d.           Waiver of Moral Rights. Employee hereby waives any and all moral rights that might otherwise accrue with respect to any Work Product.

10.         Confidential Information. Employee agrees that, during Employee’s employment with the Company or any member of Company Group, and following termination of Employee’s employment, except as required by law, Employee will not, directly or indirectly, at any time, disclose to any third person or use in any way any non-public information or Confidential Information (i) regarding the business of any member of the Company Group and (ii) concerning any Business Opportunities (as defined below).

a.           Definitions. For purposes of this Agreement –

(i)          “Confidential Information” shall mean all confidential information, proprietary information or trade secrets (whether oral or written, whether maintained in hard copy, electronically (including, without limitation, in email or text messages) or otherwise) and including: (i) Know-How (as defined below), Trade Secrets (as defined in Section 11), information related to Business Opportunities, prospects, pricing, trading, trading strategies and methodologies, portfolio management strategies, programs, methods of operation, prospective and existing contracts, business plans, procedures, and strategies, costs profits, databases, personnel, operational methods, financial models, potential transactions, pending negotiations, computer programs, algorithms, negotiations, lists of actual and/or prospective clients and/or investors, financial results, business developments, internal controls, security procedures and confidential programs or procedures; (ii) Company Intellectual Property Rights (as defined below) that constitute proprietary Know-How and Customer Information (as defined below and if and to the extent that such proprietary Know-How and Customer Information has been maintained as Company’s confidential information as of the date of this Agreement) and Trade Secrets; and (iii) information received by the Company Group from third parties under confidential conditions.

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(ii)         “Business Opportunities” shall mean: (1) any business plan or prospective new business developed or provided by Employee to the Company Group; and (2) any business plan or prospective new business developed by the Company or, to Employee’s knowledge, any of members of the Company Group that Employee has access to or otherwise becomes aware of during Employee’s employment with the Company or Company Group.

(iii)        “Company Intellectual Property Rights” shall mean all Work Product and any other intellectual property owned or licensed by any member of the Company Group, including:

(1)         all United States and foreign patents and patent applications that describe or claim inventions and improvements currently used, or currently conceived or currently developed for use, that when used herein includes any electronic medium or tangible embodiment of the Company Group, any United States or foreign counterparts, non-provisionals, divisionals, continuations, continuations-in-part, and reissues thereof, heretofore or hereafter filed or having legal force in any country of the world, and the inventions and improvements disclosed therein (the “Patents”);

(2)         all know-how that is currently used, or currently conceived or currently developed for use, in the business of the Company Group, including the following: (A) Trade Secrets, formulae, ideas, inventions and invention disclosures not subject to clause (1) above; (B) discoveries, innovations, improvements, results, reports, information and data (including all business and technical information and information and data relating to research, development, analytical methods, processes, formulations and compositions) and development work; (C) proprietary technology and information, designs, drawings, specifications or blueprints; and (D) all copies and tangible embodiments of the foregoing (in whatever form or medium, including electronic media) (collectively, “Know-How”);

(3)         customer lists, supplier lists, pricing information, cost information, business and marketing research, plans and proposals and the like that are currently used, or currently conceived or currently developed for use, in the business of the Company Group (the “Customer Information”);

(4)         all trademarks, service marks, trade dress, trade names, logos, commercial symbols and corporate names, whether or not registered, together with all translations, adaptations, derivations and combinations thereof that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith;

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(5)         all copyrightable works, whether or not registered, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group, and all copyright applications, registrations and renewals in connection therewith;

(6)         all internet domain names, URLs and applications therefor, that are currently used, or currently conceived or currently developed for use, in the business of the Company Group; and

(7)         all computer software and programs in object code or source code form, databases and documentation and flow charts that are currently used, or currently conceived or currently developed for use, in the business of the Company Group.

b.           Notwithstanding the foregoing, Confidential Information and Business Opportunities shall not include information: (i) that at the date hereof is in the public domain; (ii) that has come within the public domain through no fault or action of Employee that has the obligation of confidentiality (provided, however, that the fact that general information may be in or become part of the public domain, in and of itself, does not exclude any specific information from the obligations of this Agreement); (iii) that after the date hereof has been obtained lawfully from any third party that was entitled to disclose such information; and/or (iv) that an Employee is compelled to disclose by any judicial or administrative order after having given prompt notice of such order to the Company. Specific aspects or details of the Confidential Information will not be deemed to be published, generally known in the trade or otherwise within the public domain, or to be in possession of Employee, merely because the aspects of the Confidential Information are embraced by general disclosures in the public domain or in Employee’s possession. In addition, any combination of aspects of the Confidential Information will not be considered in the public domain or in the possession of Employee merely because individual elements thereof are in the public domain or in Employee’s possession unless the combination and its principles are in the public domain or in Employee’s possession. The burden of proving these exceptions to the confidentiality and use provisions of this Agreement resides with Employee.

c.           Obligations with respect to Confidential Information. Employee agrees to:

(i)          hold the Confidential Information in strict confidence;

(ii)         not give, sell or disclose Confidential Information to any other third party, unless such party is an auditor or contractor hired by any member of the Company Group and then only upon written approval of the Board;

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(iii)        not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s information protection and transfer policies in place from time to time, applicable privacy laws, applicable state and federal law, any other applicable laws, and GDPR (EU General Data Protection Regulation 2016/679) to the extent that it applies; and

(iv)        not share or otherwise use the Confidential Information in violation of or in any manner inconsistent with the Company’s policies or reasonable requests made by the Company from time to time.

For avoidance of doubt, nothing in this Agreement shall prevent Employee from responding to any lawful subpoena or legal process, or sharing any Confidential Information or other information with regulators or appropriate governmental agencies without notice to the Company, whether in response to subpoena or otherwise, under the whistleblower provisions of federal law or regulation, and no prior authorization or notification is required prior to Employee making any such reports or disclosures, provided that no attorney client privilege shall be waived.

11.         Trade Secrets. Employee acknowledges that Employee’s obligations under Section 10 are separate and distinct from Employee’s promise and obligation, affirmed by this Agreement, not to disclose or use the Company Group’s “Trade Secrets,” as defined by the applicable state statutory and common law and by federal law. During and at all times after the Term, Trade Secrets of the Company Group shall be subject to the maximum protections available under applicable law and no less protection than that provided by this Agreement applicable to “Confidential Information,” as described in Section 10. Employee further acknowledges and agrees that protection of the Company Group’s Trade Secrets is governed by Employee’s promises in this Agreement and by any applicable law.

12.         Protected Rights. Nothing in this Agreement prohibits Employee from reporting to any governmental authority information concerning possible violations of law or regulation. Provided Employee does so consistent with 18 U.S.C. § 1833, Employee may disclose trade secret information to a government official or to an attorney for the purposes of obtaining legal advice or use it in certain court proceedings without fear of prosecution or liability.

13.         Restrictive Covenants.

a.           Restricted Business; Restricted Territory. Employee expressly acknowledges that during the course of Employee’s employment with the Company, Employee will be provided with specialized knowledge, information and training with respect to the products and services of the Company Group. Employee acknowledges and agrees that Employee’s specialized knowledge, expertise and training will be of special value to the Company Group. Employee acknowledges: (i) that the Company Group engages in the business of middle market lending to borrowers in the United States (collectively, the “Restricted Business”); (ii) that, as of the date hereof, the Company Group conducts the Restricted Business across the United States (“Restricted Territory”); (iii) that Employee will, during the Term, customarily and regularly be engaged in the development, production and distribution of the products and services of the Company Group; (iv) that Employee has, during the Term, the primary duty of managing the Restricted Business; and (v) that Employee’s position is a position of trust and responsibility with access to Confidential Information, Work Product, Company Intellectual Property, Trade Secrets, information concerning employees of the Company Group, information concerning the customers and investors of the Company Group and information concerning prospective customers and investors of the Company Group.

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b.           Noncompetition. Employee covenants and agrees that Employee will not, during the Term and for a period of twelve (12) months following Employee’s termination of employment for any reason (the “Restricted Period”), directly or indirectly (whether through an entity, employee or other agent of any kind) acquire, develop, own, operate, lease, manage, have any financial interest in or otherwise participate in the acquisition, development, ownership, operation, leasing, management or financing of, any business or enterprise involved in the Restricted Business or engaged in Competition with any member of the Company Group in the Restricted Territory. A person or entity (including, without limitation, Employee) shall be deemed to be engaging in “Competition” with a member of the Company Group if such person or entity either engages primarily in the Restricted Business or engages in any other type of business that comprises a significant portion of any member of the Company Group’s revenues as of the date of Employee’s termination and for which Employee had responsibility or authority, or about which business Employee received Confidential Information during the course of Employee’s employment. Notwithstanding the foregoing, the provisions of this Section 13(b) shall not be deemed to prohibit Employee’s (i) ownership of not more than two percent (2%) of the total shares of all classes of stock outstanding of any publicly held company or (ii) ability to invest, as a limited partner, in any private equity, mezzanine or similar investment fund, provided in either event Employee is solely a passive investor in such entity.

c.           No Interference with Customers. Employee covenants and agrees that during the Restricted Period, Employee will not, without the prior consent of the Board, solicit or attempt to solicit, directly or by assisting others, any Relevant Customer of any member of the Company Group for the purpose of selling to such Relevant Customer, any products or services which are the same as, or substantially similar to, or competitive with the Restricted Business or, to Employee’s knowledge, that are the same as, or substantially similar to, or competitive with the products or services sold by any member of the Company Group at such date in the Restricted Territory. “Relevant Customer” shall mean any person, firm or company that was a customer or client of, or was a prospective customer or client being actively sought by, any member of the Company Group during the twelve (12) month period immediately preceding the date of Employee’s termination (“Relevant Period”) and with whom Employee had material contact during the Relevant Period. For purposes of this Section 13, “material contact” shall mean contact between Employee and each Relevant Customer: (i) with whom or which Employee dealt on behalf of the Company or any member of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Employee; or (iii) about whom Employee obtained confidential information in the ordinary course of business as a result of Employee’s association with the Company Group.

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d.           No Interference with Employees. Employee covenants and agrees that Employee shall not, during the Restricted Period, directly or indirectly (whether through an entity, employee or other agent of any kind) solicit or recruit any Restricted Employee or induce or attempt to induce any Restricted Employee to leave his or her employment with the Company or, to Employee’s knowledge, any member of the Company Group; provided, however, that general advertisements with respect to a position that are not directed to employees of any member of the Company Group will not violate the solicitation prohibition of this Section 13(d). “Restricted Employee” shall mean any individual who was employed by any member of the Company Group during the course of Employee’s term of employment and with whom Employee had material contact during the twelve (12) month period immediately preceding the date of Employee’s termination.

e.           Non-Disparagement. Both during and after Employee’s employment, he or she will not, whether in private or in public, directly or indirectly, make, publish, encourage, ratify, or authorize, or aid, assist or direct any other person or entity in making or publishing, any statements that in any way defame or disparage any member of the Company Group, or any of its directors or executive employees.

14.         Enforcement. Employee acknowledges and agrees that: (i) the provisions and covenants set forth in Sections 9 through 13 are in addition to, and not in lieu of, any rights or remedies that the Company Group may have available to it under any laws (including any law preventing the disclosure of Trade Secrets or other Confidential Information); (ii) any enforcement of the Sections 9 through 13 by the Company shall not be construed as a waiver of any other rights or remedies that the Company Group may possess at law or in equity absent this Agreement; (iii) on account of Employee’s service to the Company Group, Employee has been, and will in the future be, made aware of Trade Secrets and other valuable Confidential Information, including information relating to any member of the Company Group, and their respective customers, clients and employees, in each case that could be used to the great competitive disadvantage of, and cause great financial harm to, the Company Group if provided to any competitor; (iv) Sections 9, 10, 11 and 13 are necessary to prevent the use and disclosure of Trade Secrets and other Confidential Information, to protect the relationships between the Company Group members and their respective customers and employees, to protect the goodwill of the Company Group and to protect other legitimate business interests of the Company Group; and (v) all of the restrictive covenants are reasonable in all respects, including duration, territory and scope of activity restricted. Employee acknowledges and agrees that (1) the restrictions in Sections 9, 10, 11 and 13 shall be construed as separate agreements between Employee and the Company Group and shall be enforceable independent of, and in addition to, any other provision of this Agreement or any provision of any other agreement between Employee and the Company Group and (2) the existence of any claim or cause of action by Employee against any member of the Company Group, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the obligations imposed by Sections 9, 10, 11 and 13 on Employee. The time periods referenced in Section 13 shall be extended on a day-for-day basis for each day during which Employee is found by a court of competent jurisdiction to have violated the provisions of Section 13 in any respect, so that Employee is restricted from engaging in the activities prohibited by Section 13 for the full Restricted Period.

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15.         Injunctive Relief. Employee acknowledges and agrees that the breach by Employee of Sections 9, 10, 11 and 13 will cause the members of the Company Group irreparable injury that cannot be adequately compensated by monetary damages alone. Therefore, Employee acknowledges and agrees that any member of the Company Group, without limiting any other legal or equitable remedies available to the member of the Company Group, shall be entitled to enforce this Agreement against Employee directly and shall be entitled to obtain equitable relief by injunction or otherwise from any court of competent jurisdiction, including injunctive relief to prevent any failure by Employee to comply with the terms and conditions of Sections 9, 10, 11 and 13.

16.         Company Property. All information, materials, documents, supplies, equipment and other property furnished to Employee by the Company Group in connection with performance of services under this Agreement will be and remain the sole property of the Company Group. On the date of the termination of Employee’s employment under this Agreement for any reason, or at any other time at the Company’s request, Employee must return to the Company Group all tangible and intellectual property in whatever form belonging to the Company Group (including, but not limited to, the Company Group vehicle, any laptops, computers, cell phones, wireless electronic mail devices or other equipment, or information, documents and other property).

17.         Non-Disclosure. Except as may be required by law, Employee shall not disclose the financial terms of this Agreement to any person or entity, except that this Agreement may be disclosed to: (a) Employee’s attorneys, accountants or financial or tax advisors; and (b) members of Employee’s immediate family; provided, however, that in the case of each of (a) and (b) such persons agree not to further reveal the terms of this Agreement.

18.         Insurance. If the Company desires at any time or from time to time during the Term to apply in its own name or otherwise for life, health, accident or other insurance covering Employee, the Company may do so at its sole cost and expense and may take out such insurance for any sum that the Company may deem necessary to protect its interests. Employee will have no right, title or interest in or to such insurance, but will, nevertheless, assist the Company in procuring and maintaining the same by submitting from time to time to the usual customary medical, physical and other examinations and by signing such applications, statements and other instruments as may reasonably be required by the insurance company or companies issuing such policies.

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19.         Indemnification and Insurance. The Company shall indemnify, protect, defend and save Employee harmless from and against any threatened, pending, contemplated or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which Employee is made a party by reason of the fact that Employee is or was an officer, employee or agent of the Company, or any judgment, amount paid in settlement (with the consent of the Company), fine, loss, expense, cost, damage and reasonable attorneys’ fees incurred by reason of the fact that Employee is or was an officer, employee or agent of the Company; provided, however, that Employee acted in good faith and in a manner Employee reasonably believed to be in the best interests of the Company Group, and with respect to any criminal action or proceeding, had no reasonable cause to believe Employee’s conduct was unlawful. Employee also shall be indemnified under the Company’s LLC Agreement and By-Laws, and covered by directors’ and officers’ liability insurance policies that are the same as or equivalent to those the Company carries for its directors and other senior executives.

20.         Lock-Up.

a.           Definitions. For purposes of this Section 20 of this Agreement, the following terms shall have the meanings set forth below.

“Common Shares” means the shares of common stock, par value $0.001 per share, of Sierra.

“Lock-Up Period” means the period beginning on the date of the closing under the Merger Agreement and ending on the first anniversary of such closing[; provided, however, in the event of a termination by the Company without Cause or Employee terminates employment with Good Reason, the Lock-Up Period shall end as of the date of termination of employment].3

“Lock-Up Shares” means any Common Shares that the Employee acquires pursuant to the Merger Agreement, including any that have been Transferred to a Permitted Transferee in accordance with Section 20 hereof (and shall include any shares of capital stock of Sierra issued in respect thereof as a result of any stock split, stock dividend, share exchange, merger, consolidation or similar recapitalization). For the avoidance of doubt, Common Shares shall cease to be Lock-Up Shares hereunder as of the end of the Lock-Up Period.

“Merger Agreement” means that certain Agreement and Plan of Merger by and among Medley Management Inc., Sierra and Sierra Management, Inc. dated as of August 9, 2018.

3 [This proviso will not be included in employment agreements for the CEO or Vice Chair.]

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“Permitted Transfer” means any of the following:

(a)          the Transfer of any Lock-Up Shares to one (1) or more Permitted Transferees;

(b)          the existence or creation of a testamentary power of appointment that may be exercised with respect to any Lock-Up Shares held by a trust; provided, however, that the Transfer of any Lock-Up Shares upon the exercise of a testamentary power of appointment to someone other than a Permitted Transferee shall not be a “Permitted Transfer” within the meaning of this paragraph (b) of this definition; or

(c)          any Transfer by will or pursuant to the Laws of descent and distribution by any Person described in the definition of Permitted Transferee.

“Permitted Transferee” means any of the following:

(a)          any Immediate Family Member of the Employee or any lineal descendant of any such Immediate Family Member; and

(b)          any trust for the direct or indirect benefit of the Employee or any Immediate Family Member of the Employee.

For purposes of this definition, “lineal descendants” shall not include individuals adopted after attaining the age of eighteen (18) years and the adopted individual’s descendants.

“Person” means and includes any natural person, general partnership, limited partnership, corporation, limited liability company, joint venture, real estate investment trust, business trust or other trust, cooperative, unincorporated association or other form of organization, whether or not a legal entity.

“Sierra” means Sierra Income Corporation, a Maryland corporation.

“Transfer” means, with respect to Lock-Up Shares: (i) any sale, assignment, bequest, conveyance, devise, gift (outright or in trust), pledge, encumbrance, grant of an option, hypothecation, mortgage, exchange, transfer or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of law), or agreement to do any of the foregoing, of any interest (legal or beneficial) in any Lock-Up Shares; (ii) the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or warrants or other rights to purchase Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) any public announcement of an intention to effect any transaction specified in clause (i) or (ii); provided, however, that the term “Transfer” does not include any revocable proxy granted by the Employee or a Permitted Transferee or any exercise of rights by an executor, administrator, trustee, committee, guardian, conservator or receiver of the Employee or a Permitted Transferee, including the sale of Lock-Up Shares to pay any applicable estate taxes.

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b.           Restrictions on Transfer of Common Shares. The Employee agrees that, during the Lock-Up Period, Employee will not Transfer any Lock-Up Shares other than pursuant to a Permitted Transfer; provided, however, that upon any Permitted Transfer each Permitted Transferee in such Transfer shall agree in writing to be bound by the restrictions set forth in this Section 20.

c.           Legend. At the request of Sierra, all share certificates or share statements evidencing Lock-Up Shares shall bear or contain a legend or notation substantially in the following form (or in such other form as Sierra’s board of directors may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE / STATEMENT] ARE SUBJECT TO RESTRICTIONS ON TRANSFER SPECIFIED IN AN EMPLOYMENT AGREEMENT WITH THE CORPORATION, AS THE SAME MAY BE AMENDED AND MODIFIED FROM TIME TO TIME, AND THE CORPORATION RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SPECIFIED CONDITIONS HAVE BEEN FULFILLED. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

The term “Corporation” shall mean Sierra for purposes of the above legend.

d.           Stop Transfer. Sierra and its transfer agent are hereby authorized to decline to make any Transfer of Lock-Up Shares if such Transfer would constitute a violation or breach of this Section 20 and the Employee agrees and consents to the entry of stop transfer instructions with Sierra’s transfer agent and registrar against any Transfer of the Lock-Up Shares not made in compliance with Section 20.

21.         Miscellaneous.

a.           Successors and Assigns; No Third-Party Beneficiaries. The rights and obligations of the Company under this Agreement shall be binding upon and shall inure to the benefit of the members of the Company Group and their successors and assigns. The rights and obligations of Employee under this Agreement shall be binding upon and shall inure to the benefit of the heirs and legal representatives of Employee. Employee may not assign this Agreement or any right or obligation hereunder, without the prior written consent of the Company. The Company may assign this Agreement or any right or obligation hereunder to (i) any member of the Company Group, (ii) any other entity in connection with any reorganization, change in capital structure or similar transaction or (iii) any other entity in connection with the sale of all or substantially all of the assets of the Company. For the avoidance of doubt, the Company’s right to assign this Agreement may be exercised without the prior written consent of Employee. This Agreement does not create, and shall not be construed as creating, any rights enforceable by any person not a party to this Agreement.

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b.           Waiver; Amendments. Any waiver by either party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other breach of such provision of this Agreement. The failure of either party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive either party of the right thereafter to insist on strict adherence to that term or any other term of this Agreement. Neither this Agreement nor any part of it may be waived, changed or terminated orally, and any waiver, amendment or modification must be in a writing signed by Employee and the Company.

c.           Governing Law; Choice of Forum. This Agreement will be governed and construed and enforced in accordance with the laws of the State of New York, without regard to its conflicts of law rules. Employee hereby submits to the exclusive jurisdiction and venue of the federal and state courts located in New York, New York for resolution of any and all claims, causes of action or disputes arising out of, related to or otherwise concerning this Agreement, and Employee agrees to waive any claim relating to forum non conveniens. EACH OF THE PARTIES FURTHER ACKNOWLEDGES AND AGREES THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, OF ANY KIND OR NATURE BROUGHT BY EITHER PARTY ARISING OUT OF THE INTERPRETATION, ENFORCEMENT OR BREACH OF THIS AGREEMENT SHALL BE RESOLVED BY A JUDGE ALONE, AND BOTH PARTIES HEREBY WAIVE AND FOREVER RENOUNCE THE RIGHT TO A TRIAL BEFORE A CIVIL JURY OF ANY SUCH SUIT, ACTION OR PROCEEDING.

d.           Legal Fees and Expenses. The Company will pay legal fees and expenses incurred by Employee in connection with the drafting and negotiation of this Agreement and any related agreements.

e.           Entire Agreement; Construction. This Agreement and any further agreements dated as of the date hereof and relating to the subject matter described herein contains the entire understanding of the parties relating to the subject matter of this Agreement and supersede all other prior written or oral agreements, understandings or arrangements between the parties relating to the subject matter hereof. Employee acknowledges and agrees that the compensation paid under the terms of this Agreement shall be in full satisfaction of any amounts due in connection with Employee’s employment with the Company and members of the Company Group. Employee acknowledges that, in entering into this Agreement, Employee did not rely and has not relied on any statements or representations not contained in this Agreement. The parties acknowledge and agree that each of the parties has participated in the drafting of this Agreement. Accordingly, it is the intention and agreement of the parties that the language, terms and conditions of this Agreement are not to be construed in any way against or in favor of any party hereto by reason of the responsibilities in connection with the preparation of this Agreement.

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f.            Severability. Any term or provision of this Agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the extent permitted by applicable law.

g.           Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 19(g)):

If to the Company:	Medley Capital LLC
280 Park Avenue, 6th Floor East
New York, New York 10017

with a copy to:	Sullivan & Worcester LLP
1666 K Street, N.W., Suite 700
Washington, DC 20006
Attention: David Leahy, Esq.

If to Employee:	[______]

with a copy to:	[______]

h.            Section 409A Compliance. Although the Company makes no guarantee with respect to the tax or other treatment of payments or benefits under this Agreement and shall not be responsible in any event with regard to this Agreement’s compliance with Section 409A, payments under this Agreement are intended to be exempt from or comply with the applicable requirements of Section 409A and shall be limited, construed and interpreted in a manner so as to comply therewith. In furtherance of the foregoing:

(i)          notwithstanding any provision of this Agreement to the contrary, to the extent any payment hereunder constitutes deferred compensation subject to Section 409A, and if Employee is a “specified employee” as defined for purposes of Section 409A, then all payments to be made to Employee hereunder due to the termination of Employee’s employment shall not be paid, or commence to be paid, until the earlier of (1) the date that is immediately following the date that six (6) months after the date that Employee’s employment is terminated or (2) the date of Employee’s death following such a separation from service. Upon the expiration of the preceding period, any payments that would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this provision shall be paid to Employee or Employee’s beneficiary in one lump sum (without interest).

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(ii)         notwithstanding any provision of this Agreement to the contrary, Employee’s employment with the Company Group shall not be deemed to have been terminated unless and until Employee has had a “separation from service,” as determined under Section 409A;

(iii)        each payment that is part of a series of payments shall be a single payment for purposes of Section 409A; and

(iv)         any taxable reimbursements under this Agreement, including, without limitation, those under Section 21(d), will be made no later than the end of the calendar year following the calendar year the expense was incurred. For purposes of complying with Section 409A, any such reimbursements and any in-kind benefit under this Agreement will be subject to the following: (1) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during a subsequent calendar year; and (2) such reimbursement benefit or rights or in-kind benefits may not be exchanged or substituted for another form of compensation to Employee.

i.            Survival. The representations, warranties, covenants and other agreements contained herein, which by their nature are intended to survive the termination of Employee’s employment with the Company Group, shall survive such termination (regardless of the reason for such termination) in accordance with their stated terms.

j.            Counterparts. This Agreement may be executed in multiple counterparts, each of which shall constitute an original, and all of which together shall constitute one agreement. Any photocopy or scanned copy in portable document format (PDF) shall be deemed an original copy for all purposes.

EMPLOYEE	COMPANY

Signed:	Signed:

Date:	Name:

Title:

Date:

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Exhibit A

GENERAL RELEASE OF CLAIMS

This General Release of Claims (the “Release”) is being executed and delivered in accordance with Section 8(h) of the Employment Agreement between Medley Capital LLC and you. Each capitalized term used in this Release without definition has the meaning given to such term in the Agreement. This Release must be signed and dated no later than forty-five (45) days after you receive it. You will have [seven (7) days] after signing this Release to revoke your signature by delivering a signed notice of revocation to the Company. This Release will become binding on the eighth day after the Release is signed unless you have revoked your signature. You have the right to consult with an attorney prior to signing this Release.

In exchange for the promises and payments described in the Agreement, you (on behalf of yourself and your heirs, executors, administrators and assigns) hereby release and forever discharge the Company Group, its divisions, subsidiaries and affiliates, and all of their respective present and former directors, officers, shareholders, trustees, employees, agents, representatives, consultants, successors and assigns in their official and individual capacities (collectively, the “Released Parties”), from any and all suits, claims, demands, debts, sums of money, damages, interest, attorneys’ fees, expenses, actions, causes of action, judgments, accounts, promises, contracts, agreements, and any and all claims of law or in equity, whether now known or unknown, which you now have or ever had against the Released Parties, or any of them, including, but not limited to, any claims under Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act (“ADEA”), the Older Workers Benefit Protection Act of 1990, 29 U.S.C. § 626(f) (“OWBPA”), the Worker Adjustment Retraining and Notification Act (“WARN”), the Genetic Information Nondiscrimination Act, any state antidiscrimination law that is analogous to the foregoing, and any other federal, state or local statute, regulation, ordinance or common law creating employment-related causes of action, and all claims related to or arising out of your employment or the termination of your employment with the Company Group. You also waive any right you may have to recover any compensation or damages in any action against any of the Released Parties brought by any governmental entity on your behalf or on behalf of any class of which you may be a member. You hereby represent that you have not previously filed or joined in any complaints, charges or lawsuits against the Company Group pending before any governmental agency or court of law relating to your employment and/or the termination thereof.

CALIFORNIA ONLY (Delete highlighted section if outside of California)

In giving this Release, you specifically agree to waive the provisions of Section 1542 of the California Civil Code (and any other similar provisions of other applicable law), which section reads as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

MASSACHUSETTS ONLY (Delete highlighted section if outside of Massachusetts)

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In giving this Release, you specifically agree to waive the provisions of the Massachusetts Wage Act, G.L. c. 149 and in so doing you explicitly waive any claims for unpaid wages.

This Release shall not apply to: (1) any vested interest you may have in any 401(k), pension or profit sharing plan, equity compensation agreement or any other employee benefit plan by virtue of your employment with the Company Group; (2) any claims that may arise after this Release is signed; (3) any claim that may not be waived by law; and (4) any right you may have to indemnification and/or advancement of legal fees by the Company Group or under its director’s and officer’s liability insurance coverage, under any agreement between you and the Company Group, under any provision of the Company Group’s bylaws or plans, or by application of law.

IN WITNESS WHEREOF, the undersigned has executed this Release as of this ___ day of _____________, 20__.

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EXHIBIT B-2

Employees and Economic Terms

[See attached.]

	Base Salary	2018 Annual Bonus (% of Base)	2018 Annual Bonus ($)	Cash Portion of 2018 Annual Bonus	% of Total Bonus	RSU Award Portion of 2018 Annual Bonus	% of Total Bonus	Total (Base Plus 2018 Annual Bonus)
Brook Taube, Chief Executive Officer and Board Member	$600,000	533.3%	$3,200,000	$1,200,000	37.5%	$2,000,000	62.5%	$3,800,000
Seth Taube, Vice Chairman	$480,000	364.6%	$1,750,000	$600,000	34.3%	$1,150,000	65.7%	$2,230,000
Jeffrey Tonkel, President	$480,000	364.6%	$1,750,000	$600,000	34.3%	$1,150,000	65.7%	$2,230,000
Richard Allorto, Chief Financial Officer	$360,000	361.1%	$1,300,000	$450,000	34.6%	$850,000	65.4%	$1,660,000
John Fredericks, General Counsel and Chief Compliance Officer	$360,000	361.1%	$1,300,000	$450,000	34.6%	$850,000	65.4%	$1,660,000